 Exhibit 99.1
NOTICE OF MEETING
AND
MANAGEMENT INFORMATION
CIRCULAR
FOR THE ANNUAL AND
SPECIAL MEETING OF
SHAREHOLDERS
TO BE HELD ON
APRIL 25, 2024

MESSAGE FROM THE CHAIR OF THE BOARD
On behalf of the Board of Directors (the “Board”), management and employees of Celestica Inc. (“Celestica”), it is my pleasure to invite you to join us at our 2024 Annual and Special Meeting of Shareholders (the “Meeting”) to be held on Thursday, April 25, 2024 at 9:30 a.m. EDT. As this will be a hybrid meeting, you will have the choice to attend the Meeting in person or virtually.
2023 Company Highlights
Celestica’s outstanding financial success in 2023 can be credited to the effective execution of the strategic plan by our President and Chief Executive Officer, Rob Mionis and his executive team. Throughout 2023, they enhanced our competitive presence in key markets, grew our hyperscaler portfolio and drove growth in both our Connectivity & Cloud Solutions and Advanced Technology Solutions segments. The Corporation is focused on growth for 2024 as we continue in our efforts to generate value for our shareholders. You can read more about Celestica’s accomplishments in the letter from the Chair of the Human Resources and Compensation Committee contained in the accompanying Management Information Circular (the “Circular”).
Capital Stock Structure and Governance Enhancements
During 2023, the Corporation ceased to be a “controlled company” as all of the then-outstanding multiple voting shares (held by Onex Corporation (“Onex”)) were converted into subordinate voting shares on a one-for-one basis and sold to the public in two underwritten prospectus offerings, leaving the Corporation with a single class of issued and outstanding voting securities. The Nominating and Corporate Governance Committee has taken this context into consideration, as well as other developments under law and in best practices, and recommended, and the Board has approved, various modifications and enhancements to the Corporation’s corporate governance policies and practices. In particular, the Corporation’s majority voting policy has been revised to conform to the requirements of the Toronto Stock Exchange for issuers that do not have a controlling shareholder, and you will be asked to vote at the Meeting to approve certain amendments to the Corporation’s articles and by-laws that have already been approved by the Board.
We also focused on thoughtful Board renewal to fill the vacancy left by the resignation of an Onex officer from the Board and Dan DiMaggio’s determination not to stand for re-election to the Board at the Meeting. Our Director Search Committee identified potential director nominees, adhering to the Board Diversity Policy in its identification of candidates. Through this process, Mr. Kulvinder (Kelly) Ahuja was appointed to the Board in January, 2024. Of the nine director nominees, three self-identify as women (33%) and three others self-identify as members of visible minorities (33%). You can find out more information about all of our directors in the Circular under Information Relating to Our Directors — Election of Directors.
Shareholder Feedback
The Board recognizes the importance of consistent engagement with shareholders, and we continued our extensive shareholder engagement initiative for the third consecutive year. Through our meetings with our shareholders, we received important feedback about our executive compensation philosophy and pay-for-performance strategy, as well as our talent and succession practices, diversity, Board composition, the Board’s oversight of strategy, and the Corporation’s external auditor. You can read more about our shareholder engagement initiative in the Circular under ESG Matters — Shareholder Engagement and Outreach.
In Closing
On behalf of the Board, I would like to recognize Onex for the steadfast support they provided to Celestica and the Board over the past 25 years. I also offer sincere thanks to both Dan DiMaggio and Tawfiq Popatia for their many years of service and contribution to the Board.
Finally, I would like to thank our shareholders for your continued support, and I encourage you to participate in the Meeting either in person or virtually at https://meetnow.global/MUGXJDC. Please remember to exercise your vote, either during the Meeting or by completing, signing, dating and returning the form of proxy by mail or by following the instructions for voting by telephone or internet in the form of proxy prior to the Meeting.
Yours sincerely,

Michael M. Wilson Chair of the Board
i

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF CELESTICA INC.
You are invited to join the Annual and Special Meeting of Shareholders (the “Meeting”) of Celestica Inc. (the “Corporation,” “Celestica,” “we,” “us” or “our”) if you held subordinate voting shares (“SVS”) of the Corporation as of the close of business on March 8, 2024. This will be a hybrid meeting so shareholders may attend the Meeting in person or virtually.
When	Where: In Person	Where: Virtually via Audio-Only Webcast
Thursday, April 25, 2024 9:30 a.m. EDT	Celestica’s Headquarters 5140 Yonge Street, Suite 1900 Toronto, Ontario	https://meetnow.global/MUGXJDC
The business of the Meeting is to:
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receive and consider the financial statements of the Corporation for its financial year ended December 31, 2023, together with the report of the auditor thereon;

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elect the directors for the ensuing year;

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appoint the auditor for the ensuing year;

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authorize the directors to fix the auditor’s remuneration;

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approve an advisory resolution on the Corporation’s approach to executive compensation;

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approve articles of amendment to remove provisions concerning the Corporation’s multiple voting shares and to redesignate the Corporation’s SVS as common shares, the full text of which special resolution is set out in the section entitled “Articles of Amendment” in the accompanying Management Information Circular (the “Circular”) and a copy of the new share terms to be effected pursuant to the proposed articles of amendment of the Corporation is attached as Schedule B to this Circular; and

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confirm the amending and restating of the Corporation’s By-Law 1 to remove the Canadian residency requirement for directors, the full text of which resolution is set out in the section entitled “By-Law 1” in the accompanying Circular and the full text of By-Law 1 showing the change is set out in Schedule C to the accompanying Circular.

We will also consider any other business that may properly come before the Meeting and any adjournment(s) or postponement(s) thereof.
In our continuing effort to reduce environmental impacts and improve sustainability, we have adopted the “notice-and-access” procedures permitted under applicable Canadian securities laws for distribution of the Circular and other related materials of the Meeting (the “Meeting Materials”) to shareholders. Under the notice-and-access procedures, instead of sending paper copies of the Circular and the Meeting Materials, shareholders who held SVS as of March 8, 2024 will be able to access and review the Circular and Meeting Materials online. Shareholders will receive a Notice of Availability of Meeting Materials which will include a form of proxy and provide instructions of how to access the Circular and Meeting Materials electronically on a website as well as how to obtain a paper copy of the Circular and Meeting Materials upon request. For additional information, see Delivery of Meeting Materials and Voting Information in the accompanying Circular.
Only shareholders of record at the close of business on March 8, 2024 will be entitled to notice of, and to vote at the Meeting. Such shareholders are invited to vote at the Meeting by completing, signing, dating and returning the form of proxy by mail or by following the instructions for voting by telephone or internet in such form of proxy, whether or not they attend the Meeting. All registered shareholders (shareholders whose shares are registered directly in such shareholder’s name with our registrar and transfer agent, Computershare Investor Services Inc.) or their duly appointed proxyholders can attend the Meeting in person or online at https://meetnow.global/MUGXJDC where they can participate, vote or submit questions during the Meeting. For additional information including how non-registered shareholders (or beneficial owners) can participate, vote, and submit questions during the Meeting, see Delivery of Meeting Materials and Voting Information in the accompanying Circular.
DATED at Toronto, Ontario this 8th day of March, 2024.
By Order of the Board of Directors
Douglas Parker
Chief Legal Officer and Corporate Secretary

HIGHLIGHTS
You are invited to attend and vote at the Annual and Special Meeting of Shareholders (the “Meeting”) of Celestica Inc. (the “Corporation,” “Celestica,” “we,” “us” or “our”) if you held subordinate voting shares (“SVS”) of the Corporation as of the close of business on March 8, 2024.
When	Where: In Person	Where: Virtually via Audio-Only Webcast
Thursday, April 25, 2024 9:30 a.m. EDT	Celestica’s Headquarters 5140 Yonge Street, Suite 1900 Toronto, Ontario	https://meetnow.global/MUGXJDC
The following summary contains highlights about Celestica and the Meeting. This summary does not contain all of the information that you should consider in advance of the Meeting, and we encourage you to read the entire Management Information Circular (the “Circular”) carefully before voting. Page references are provided to help you find further information in the Circular. For more information concerning the Meeting and voting on the proposals discussed in more detail in the Circular, please see Delivery of Meeting Materials and Voting Information therein.
Business of the Meeting
We are asking our shareholders to vote on the matters below. The Board of Directors of the Corporation (the “Board”) recommends that you vote FOR all of the resolutions set forth in the Circular on the following matters.
	Voting Recommendation	For More Information
Annual Financial Statements Receive and consider the financial statements of the Corporation for its financial year ended December 31, 2023, together with the report of the auditor thereon.	—	—
Electing Directors
You will be electing a Board of Directors consisting of nine members. Each director nominee is qualified, experienced and committed to serving on the Board. The Board recommends you vote FOR all the director nominees.	✓ FOR	Pages 4 - 10
Appointing and Remunerating the Auditor
KPMG LLP has served as our auditor since 1997. The Board recommends you vote FOR the appointment of KPMG LLP as our auditor for the ensuing year, and FOR the authorization of the Board to set the auditor’s remuneration.	✓ FOR	Pages 36 - 37
Advisory Say-on-Pay Resolution We continue to engage with our shareholders with respect to our executive compensation program. The Board recommends you vote FOR our approach to executive compensation.	✓ FOR	Pages 37 - 38
v

	Voting Recommendation	For More Information
Articles of Amendment
Review and consider approving the articles of amendment removing provisions concerning the Corporation’s multiple voting shares and redesignating the Corporation’s SVS as common shares. The Board recommends you vote FOR approval of the articles of amendment.	✓ FOR	Pages 38 - 39
By-Law 1
Review and consider confirming the amendment and restatement of the Corporation’s By-Law 1 to remove the Canadian residency requirement for directors. The Board recommends you vote FOR confirmation of the amended and restated By-Law 1.	✓ FOR	Pages 39 - 40
Governance Highlights
Celestica ceased to be a “controlled company” in 2023 as all of the then-outstanding multiple voting shares (held by Onex Corporation (“Onex”)) were converted into SVS on a one-for-one basis and sold to the public in two underwritten prospectus offerings, leaving the Corporation with a single class of issued and outstanding voting securities. The Nominating and Corporate Governance Committee (“NCGC”) has taken this context into consideration, as well as other developments under law and in best practices, and recommended, and the Board has approved, various modifications and enhancements to the Corporation’s corporate governance policies and practices. In particular, the Corporation’s majority voting policy has been revised to conform to the requirements of the Toronto Stock Exchange for issuers that do not have a controlling shareholder, and shareholders will be asked to vote at the Meeting to approve amendments to the Corporation’s articles and by-laws.
During 2023, we also focused on thoughtful Board renewal to fill the vacancy left by the resignation of an Onex officer from the Board and Mr. DiMaggio’s determination not to stand for re-election to the Board at the Meeting. Our Director Search Committee identified potential director nominees adhering to our Board Diversity Policy. Through this process, Mr. Kulvinder (Kelly) Ahuja was appointed to the Board in January 2024.
Board Nominee Statistics	Key Governance Practices and Policies
Average age: 62 years Average tenure: 5 years Diversity: 33% women, 33% visible minority 100% independent other than our President and CEO No directors sit together on another public company board
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Fully independent Board committees

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Board orientation and continuing education

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Board Diversity Policy

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Annual board evaluation process

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Majority Voting Policy

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Code of Business Conduct and Ethics

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Director share ownership guidelines

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Shareholder engagement and outreach

Director Nominees
Name	Age	Director Since	Position	Independent	Committee Membership	2023 Meeting Attendance		2023 Voting Results	Other Public Company Boards
						Board	Committee
Kulvinder (Kelly) Ahuja	57	2024	CEO of Versa Networks	Yes	Audit Human Resources and Compensation Nominating and Corporate Governance	—	100%	—	—
Robert A. Cascella	69	2019	Former Executive Vice President of Royal Philips	Yes	Audit Human Resources and Compensation Nominating and Corporate Governance	100%	100%	98.06%	3
Deepak Chopra	60	2018	Former President and CEO of Canada Post Corporation	Yes	Audit Human Resources and Compensation Nominating and Corporate Governance	100%	100%	98.45%	3
Françoise Colpron	53	2022	Former Group President, North America of Valeo SA	Yes	Audit Human Resources and Compensation Nominating and Corporate Governance	100%	100%	98.87%	2
Jill Kale	64	2022	Former Sector President of Cobham Advanced Electronic Solutions	Yes	Audit Human Resources and Compensation Nominating and Corporate Governance	100%	100%	98.88%	—
Laurette T. Koellner	69	2009	Former President of Boeing International	Yes	Audit Human Resources and Compensation Nominating and Corporate Governance	100%	100%	97.76%	3
Robert A. Mionis	60	2015	President and CEO of Celestica	No	—	100%	100%	98.61%	—
Luis A. Müller	54	2021	CEO of Cohu, Inc.	Yes	Audit Human Resources and Compensation Nominating and Corporate Governance	100%	100%	98.83%	1
Michael M. Wilson	72	2011	Former President and CEO of Agrium Inc.	Yes	Audit Human Resources and Compensation Nominating and Corporate Governance	100%	100%	98.42%	2
You can read more about each nominated director in the director profiles beginning on page 6 of the accompanying Circular. See also Director Skills Matrix on page 24 of the accompanying Circular.

Executive Compensation Highlights
2023 Executive Compensation Highlights	Key Executive Compensation Practices and Policies

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In order to further align executive pay with our strategic focus on driving sustained growth and shareholder returns, we revisited performance measures for 2023 related to the corporate performance factor (“CPF”) of our Celestica Team Incentive Plan (“CTI”) and the vesting conditions applicable to performance share units (“PSUs”) granted in 2023.

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After consideration of relevant factors, including the evolution of our business over recent periods and our current strategic growth aspirations, the Human Resources and Compensation Committee (“HRCC”) approved a re-design of the vesting conditions applicable to any new PSU grants, and an addition to the corporate financial targets applicable to the CPF of the CTI. These changes were made to reflect our focus on driving profitable growth and to further strengthen the link between executive pay and our performance.

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The comparator group used to benchmark executive compensation was updated for 2024 to reflect the growth and current financial characteristics of our business.

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Compensation mix that is incentive-driven with a large proportion that is variable or “at-risk” to support our pay-for-performance culture and align with shareholder interests

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Focus on long-term compensation

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Performance-based vesting for certain awards

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Performance-based annual incentive plan payouts

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Caps on annual incentive plan payouts

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Target pay consistent with market practice

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Clawback and recoupment policies

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Shareholder engagement program

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Independent advisor to the HRCC

The table below shows how named executive officer (“NEO”) compensation was aligned with the Corporation’s performance in 2023.
Pay-for-Performance Alignment	Demonstrated By
At-risk compensation	91% of CEO target compensation was at-risk 81% of other NEO target compensation was at-risk
NEO performance assessments and accomplishments	Comprehensive review of NEO accomplishments starting on page 64
Incentives are tied to financial results, and are formulaically determined	Descriptions of how we determined short-term and long-term incentive awards starting on page 62
You can read more about 2023 executive compensation in the Compensation Discussion and Analysis beginning on page 45 of the accompanying Circular.
Shareholder Engagement Highlights
As part of our shareholder engagement program, we proactively contacted 13 shareholders representing approximately 30% of our SVS. The Chair of the HRCC, Robert A. Cascella, led this shareholder engagement initiative and participated in discussions with four of our shareholders representing approximately 11% of the outstanding SVS to discuss executive compensation and other matters.
You can read more about our shareholder engagement initiative starting on page 32 of the accompanying Circular.

Environmental, Social and Governance (“ESG”) Highlights
2023 ESG Highlights	Key ESG Practices and Policies

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Celestica ceased to be a controlled company and implemented various modifications and enhancements to its corporate governance policies and practices

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Recognized as one of Canada’s Most Admired Corporate Cultures for 2023 by Waterstone Human Capital

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Recognized as Excellence Awardee and Finalist for the Excellence in Diversity and Inclusion award as part of the 2023 Canada HR Awards

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Our Board Diversity Policy includes a goal to maintain at least 30% women on the Board and at least one Board member who identifies as an Indigenous person, a member of a visible minority, has a disability, or is LGBTQ+

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We now have three women directors (33%), one of whom chairs the Audit Committee and another who chairs the NCGC

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We also have three other directors (33%) that self-identify as visible minorities

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Held our third consecutive “Celestica Day for Diversity and Inclusion Awareness”

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We outperformed on our goal to decrease our greenhouse gas (“GHG”) emissions, reducing our Scope 1 and 2 emissions in 2022 by 47% from 2021, and a full 81% from the 2018 baseline — surpassing our goal of a 30% reduction by 2025

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Holding a hybrid Meeting in 2024 to allow shareholders to participate and vote at the Meeting whether attending in person or virtually

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Commitment to fostering a company-wide culture of sustainability focused on supporting people, the planet and the communities in which Celestica operates

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Adoption of ten United Nations Sustainable Development Goals

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Report consistent with the Sustainability Accounting Standards Board framework and the Task Force on Climate-related Financial Disclosures framework

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Establishment of an energy management system geared to align our operations with our GHG emissions reduction goals

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Diversity and inclusion are incorporated into our culture, workplace, and talent practices

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Five employee-led resource groups (Celestica Women’s Network, Celestica Black Employee Network, Celestica Pride Network, Celestica Indigenous Affinity Group and Celestica NextGen), each of which is championed by a senior leader.

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Embedded Board level strategy and oversight into our ESG management system

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Well-defined Business Conduct Governance Policy and Compliance and Ethics program demonstrating our opposition to unethical behaviour

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ESG measures are included in the individual performance objectives of each NEO’s performance scorecard

You can read more about our ESG practices beginning on page 29 of the accompanying Circular.

MANAGEMENT INFORMATION CIRCULAR
You are entitled to attend and vote at the 2024 Annual and Special Meeting of Shareholders (the “Meeting”) of Celestica Inc. (the “Corporation,” the “Company”, “Celestica,” “we,” “us” or “our”) if you owned our subordinate voting shares (“SVS”) at the close of business on March 8, 2024. The Meeting will begin at approximately 9:30 a.m., EDT.
Your participation at the Meeting is important. We encourage you to exercise your right to vote. For instructions on attending the Meeting and voting your shares, please see Delivery of Meeting Materials and Voting Information beginning on page 83.
After the Meeting, Robert A. Mionis, President and Chief Executive Officer (“CEO”), and Mandeep Chawla, Chief Financial Officer (“CFO”), will provide a brief overview of the Corporation’s affairs and will be available to respond to questions.
About the Information in this Circular
In this Management Information Circular (“Circular”), unless otherwise noted, all information is given as of February 20, 2024. Unless indicated otherwise: (i) all dollar amounts are expressed in United States (“U.S.”) dollars; (ii) all references to “U.S.$” or “$” are to U.S. dollars and all references to “C$” are to Canadian dollars; and (iii) any reference in this Circular to a conversion between U.S.$ and C$ that is not accompanied by the applicable exchange rate is a conversion at the average of the exchange rates in effect for 2023. During 2023, based on the relevant noon buying rates in New York City for cable transfers in Canadian dollars, as certified for customs purposes by the Board of Governors of the U.S. Federal Reserve System, the average daily exchange rate was $1.00 = C$1.3494. As used herein, “Q1,” “Q2,” “Q3,” and “Q4” followed by a year refers to the first quarter, second quarter, third quarter and fourth quarter of such fiscal year, respectively.
Our Nominating and Corporate Governance Committee is referred to herein as the “NCGC”; and our Human Resources and Compensation Committee is referred to herein as the “HRCC”.
Note Regarding Foreign Private Issuer Status
As a foreign private issuer, we are exempt under the U.S. Securities Exchange Act of 1934, as amended (“Exchange Act”), from, among other things, certain rules prescribing the furnishing and content of proxy statements, and our directors, executive officers and principal shareholders are exempt from the reporting and short-swing profit recovery provisions under Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the U.S. Securities and Exchange Commission (“SEC”) as frequently or as promptly as U.S. companies with securities registered under the Exchange Act, including the filing of quarterly reports on Form 10-Q or current reports on Form 8-K. However, we file our Annual Report on Form 20-F with the SEC, which contains our audited consolidated financial statements and the related notes in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). We also furnish quarterly reports on Form 6-K to the SEC which contain our unaudited interim condensed consolidated financial statements for each fiscal quarter of each fiscal year prepared in accordance with IFRS as issued by the IASB, and our Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) for the first three quarters of each fiscal year. These reports can be accessed electronically through EDGAR at www.sec.gov. We also file reports, statements and other information with the Canadian Securities Administrators and these can be accessed electronically on SEDAR+ at www.sedarplus.com.

Note Regarding Non-IFRS Financial Measures
This Circular contains references to non-IFRS operating margin, adjusted return on invested capital (“ROIC”), adjusted free cash flow, and adjusted earnings per share (“EPS”), each of which is a non-IFRS financial measure (including non-IFRS financial ratios). With respect to all references to these measures (wherever used in this Circular), please note the following:
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Non-IFRS operating margin is defined as non-IFRS operating earnings divided by revenue. Non- IFRS operating earnings is defined as earnings from operations before employee stock-based compensation expense, TRS FVAs (as defined below), amortization of intangible assets (excluding computer software) and Other Charges, net of recoveries (as defined below).

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Non-IFRS adjusted ROIC is determined by dividing annualized non-IFRS operating earnings by average net invested capital, which is derived from IFRS financial measures and is defined as total assets less: cash, right-of-use assets, accounts payable, accrued and other current liabilities, provisions and income taxes payable, using a five-point average to calculate average net invested capital for the year.

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Non IFRS adjusted free cash flow is defined as cash provided by (used in) operations after the purchase of property, plant and equipment (net of proceeds from the sale of certain surplus equipment and property), lease payments and Finance Costs (defined below) paid (excluding any debt issuance costs and when applicable, credit facility waiver fees paid). Non-IFRS adjusted free cash flow does not represent residual cash flow available to us for discretionary purposes.

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Non-IFRS adjusted EPS is determined by dividing non-IFRS adjusted net earnings by the number of diluted weighted average shares outstanding. Non-IFRS adjusted net earnings is a non-IFRS financial measure and is defined as IFRS net earnings (loss) before employee stock-based compensation expense, TRS FVAs, amortization of intangible assets (excluding computer software), Other Charges, net of recoveries, and adjustments for taxes (representing the tax effects of our non-IFRS adjustments and non-core tax impacts (tax adjustments related to acquisitions, and certain other tax costs or recoveries related to restructuring actions or restructured sites)).

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Finance Costs consist of interest expense and fees related to our credit facility (including debt issuance and related amortization costs), our interest rate swap agreements, our total return swap agreement, our accounts receivable sales program and customers’ supplier financing programs, and interest expense on our lease obligations, net of interest income earned.

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Other Charges, net of recoveries consist of restructuring charges, net of recoveries, transition costs (costs related to: (i) manufacturing line transfers from closed sites to other sites within our global network; (ii) the sale of real properties unrelated to restructuring actions; and (iii) with respect to full year 2023, the Purchaser Lease Charge (as defined below); net impairment charges; Acquisition Costs (as defined below); legal settlements (recoveries); specified credit facility-related charges; post-employment benefit plan losses; for the full year 2023, secondary offering costs (costs associated with conversion and sale of our shares by Onex Corporation (“Onex”) in Q2 2023 and Q3 2023) and, related costs pertaining to certain accounting considerations (commencing in Q2 2023).

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Acquisition Costs consist of acquisition-related consulting, transaction and integration costs, and charges or releases related to the remeasurement of indemnification assets or the release of indemnification or other liabilities recorded in connection with acquisitions.

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Purchaser Lease Charge: In connection with our March 2019 Toronto real property sale, we entered into a 10-year lease with the purchaser of such property for our then-anticipated headquarters, to be built by such purchaser on the site of our former location (“Purchaser Lease”). However, as the commencement date of the Purchaser Lease was delayed, in November 2022, we extended (on a long-term basis) the lease on our current corporate headquarters. Subsequently, we were informed that the Purchaser Lease would commence in June 2024. In Q3 2023, we executed a sublease for a portion of the space under the Purchaser Lease. Consistent with our prior treatment of duplicate costs incurred as a result of our 2019 Toronto real property sale, we recorded Transition Costs of $3.9 million (“Purchaser Lease Charge”) in Q3 2023, representing the excess of rental expenses under the Purchaser Lease (with respect to the subleased space) over anticipated rental recoveries under the sublease.

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In Q4 2022, we entered into a total return swap agreement. Similar to employee stock-based compensation expense, quarterly fair value adjustments of our total return swap (“TRS FVAs”) are classified in cost of sales and selling, general and administrative expenses in our consolidated statement of operations. Commencing in Q1 2023, TRS FVAs are excluded in our determination of the following non-IFRS financial measures included herein: non-IFRS operating margin and adjusted EPS. However, as the impact of TRS FVAs in Q4 2022 was de minimis, no such exclusion was applicable to such non-IFRS financial measures for the full year 2022.

See “Non-IFRS Financial Measures” in our MD&A for the year ended December 31, 2023 (available at www.sedarplus.com) and in Item 5 of our Annual Report on Form 20-F for the year ended December 31, 2023 (“2023 20-F”) (available at www.sec.gov) for, among other things, a discussion of the exclusions used to determine these non-IFRS financial measures and ratios, or the non-IFRS financial measures that are components of non-IFRS ratios, how these non-IFRS financial measures and ratios are used, and a reconciliation of historical non-IFRS financial measures and ratios to the most directly comparable IFRS financial measures for specified periods, which reconciliations are incorporated herein by reference. These non-IFRS financial measures and ratios do not have any standardized meanings prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies.
Cautionary Note Regarding Forward-Looking Statements
Certain statements contained in this Circular and the Message from the Chair of the Board include forward- looking information and, therefore, constitute forward-looking statements including, without limitation, statements related to our director identification and nomination process, our intention to settle share unit awards with SVS, our (and our CEO’s) Environmental, Social and Governance (“ESG”) commitments, objectives and goals (including those related to sustainability and diversity and inclusion), our compensation program and related shareholder feedback, our cybersecurity objectives, and that we do not anticipate entering into insider contracts or arrangements. Such forward-looking statements may, without limitation, be preceded by, followed by, or include words such as “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” “continues,” “project,” “target,” “goal,” “potential,” “possible,” “contemplate,” “seek,” or similar expressions, or may employ such future or conditional verbs as “may,” “might,” “will,” “could,” “should,” or “would,” or may otherwise be indicated as forward-looking statements by grammatical construction, phrasing or context. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws concerning forward-looking information.
Forward-looking statements are provided to assist readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Forward-looking statements are not guarantees of future performance and are subject to risks that could cause actual results to differ materially from those expressed or implied in such forward-looking statements, including, among others, risks related to: employee, stakeholder, customer, supplier and/or non-governmental organization engagement and commitment to ESG initiatives, the cost of implementing our ESG initiatives, our ability to execute our ESG initiatives as planned and achieve our ESG targets and goals, the effectiveness and impact of intended actions; the impact of changing legislation, regulatory initiatives, and social responsibility and sustainability initiatives generally, as well as risks related to our operational and financial performance (which may impact our ability to achieve our ESG targets and goals as anticipated or anticipated financial performance). Risks pertaining to our operational and financial performance are discussed in our public filings at www.sedarplus.com and www.sec.gov, including in our most recent MD&A, our 2023 20-F filed with, and subsequent reports on Form 6-K furnished to, the SEC, and as applicable, the Canadian Securities Administrators.
The forward-looking statements contained in this Circular are based on various assumptions, many of which involve factors that are beyond our control, including those related to our ability to: successfully implement our ESG initiatives as intended; further invest in renewable energy; enhance cross-functional collaboration on ESG initiatives; and engage our full value chain on ESG practices, as well as assumptions related to the effectiveness and impact of such planned actions and science-based targets. Material operational risks and uncertainties and assumptions are discussed in our public filings at www.sedarplus.com and www.sec.gov, including in our most recent MD&A, our 2023 20-F filed with, and subsequent reports on Form 6-K furnished to, the SEC, and as applicable, the Canadian Securities Administrators.
Forward-looking statements speak only as of the date on which they are made, and we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. All forward-looking statements attributable to us are expressly qualified by these cautionary statements.
Additional Information
You can find further information concerning the Corporation on our website at www.celestica.com. The Circular and the Meeting Materials are available on our website at www.celestica.com/shareholder-documents. We encourage you to visit our website before attending the Meeting, as it provides useful information regarding the Corporation. The Corporation’s Annual Reports on Form 20-F, quarterly financial statements, and MD&A for the first three quarters of each year are also available on our website at www.celestica.com under “Investor Relations.” Information on our website is not incorporated by reference into this Circular.
Additional information about the Corporation is available on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov.
Non-registered shareholders are asked to consider signing up for electronic delivery (“E-delivery”) of the Meeting materials. E-delivery has become a convenient way to make distribution of materials more efficient and is an environmentally responsible alternative by eliminating the use of printed paper and the carbon footprint of the associated mail delivery process. Signing up is quick and easy, go to www.proxyvote.com and sign in with your control number, vote for the resolutions at the meeting and following your vote confirmation, you will be able to select the electronic delivery box and provide an email address. Having registered for electronic delivery, going forward you will receive your Meeting materials by email and will be able to vote on your device by simply following a link in the email sent by your financial intermediary, provided your intermediary supports this service.
PRINCIPAL HOLDERS OF VOTING SHARES
As of February 20, 2024, no person, corporation or other legal entity, to the knowledge of the Corporation, its directors or executive officers, beneficially owned, or controlled or directed, directly or indirectly, voting securities carrying 10% or more of the voting rights attached to any class of the voting securities of the Corporation.
INFORMATION RELATING TO OUR DIRECTORS
Election of Directors
All nine director nominees are qualified and experienced, and have agreed to serve on the Board. If elected, they will hold office until the close of the next annual meeting of shareholders or until their successors are elected or appointed, unless such office is earlier vacated in accordance with the Corporation’s by-laws. All of the nominees are currently directors of the Corporation. The Corporation’s articles provide for a minimum of three and a maximum of twenty directors. The Board of Directors has the authority to set the number of directors of the Corporation to be elected at the Meeting and has set that number at nine.
We identify director candidates through a rigorous search and selection process overseen by the NCGC. In light of Mr. Dan DiMaggio’s determination not to stand for re-election to the Board at the Meeting, and the resignation of Mr. Tawfiq Popatia from the Board in September 2023, during 2023, Mses. Colpron and Koellner and Mr. Wilson served on an ad hoc Director Search Committee responsible for identifying potential director nominees adhering to the Board Diversity Policy. An initial candidate list of 50% women was developed by the NCGC with the assistance of a director search firm. Suitable candidates were interviewed by the members of the Director Search Committee. Ultimately, Mr. Kulvinder (Kelly) Ahuja was appointed to the Board effective January 29, 2024 on the basis that he will make a strong contribution and provide the background, skills, experience and diversity needed by the Board in view of the Corporation’s strategy.

Unless authority to do so is withheld, SVS represented by proxies in favour of Mr. Wilson or Mr. Mionis (or their designees) (the “Proxy Nominees”) will be voted in favour of each of the nominees listed below for election as directors. Management of the Corporation does not contemplate that any of the nominees will be unable, or for any reason unwilling, to serve as a director, but if that should occur for any reason prior to their election, the Proxy Nominees may, in their discretion, nominate and vote for another nominee.
Majority Voting Policy
Shareholders will vote for the election of each individual proposed director nominee separately. The Corporation has adopted a majority voting policy for the election of directors whereby any nominee director (in an uncontested election) who receives more “withheld” votes than “for” votes at any meeting where Shareholders vote on the election (the “Majority Withhold Vote”), such director shall tender their resignation to the Chair of the Board, such resignation to take effect upon acceptance by the Board. The Board will then have 90 days to accept the resignation. The Board shall be expected, on recommendation of the NCGC, to accept the resignation absent exceptional circumstances that would warrant the applicable director to continue to serve on the Board. In determining whether to accept the resignation, the NCGC and the Board will consider various factors deemed relevant to the best interest of the Corporation, including without limitation, (i) any stated reasons why shareholders “withheld” votes from the election of such director; (ii) what is believed to be the underlying reasons for the Majority Withhold Vote, and whether these reasons are curable and alternatives for effecting any cure; (iii) the percentage of outstanding shares represented by votes cast and withheld from voting on the election of such director; (iv) the Corporation’s corporate governance policies; (v) the overall composition of the Board; and (vi) whether the resignation of such director could result in the triggering of change in control or similar provisions under any contract by which the Corporation is bound or any benefit plan of the Corporation and, if so, the potential impact thereof.
Following each uncontested election of directors at which a Majority Withhold Vote occurs, the Corporation shall issue a news release disclosing the detailed voting results for the election of each director, and shall provide a copy of the news release to the TSX. Following the Board’s decision, the Board shall promptly disclose, via press release, its decision to accept or reject the director’s resignation offer and shall provide a copy of such press release to the TSX. If the Board rejects the resignation offer, the press release shall fully state the reasons for the rejection.
The director under consideration will not participate in any Board or committee deliberations relating to their potential resignation. Subject to any corporate law restrictions, the Board may (i) leave the resultant vacancy in the Board unfilled until the next annual meeting of shareholders of the Corporation, (ii) appoint a new director to fill the vacancy created by such resignation, (iii) reduce the size of the Board, or (iv) call a special meeting of shareholders at which there will be presented a new candidate to fill the vacant position.
Board Composition
The proposed Board has an average age of 62 and average tenure of five years. Three of the nine nominees self-identify as women (33%). Three other nominees self-identify as members of visible minorities (33%), while no nominees self-identify as Indigenous peoples, persons with disabilities or LGBTQ+. See Corporate Governance — Board Diversity.

Nominees for Election as Director

Kulvinder (Kelly) Ahuja(1)
Age: 57
Los Gatos, California U.S.
Independent
Director since: 2024
Committee membership:
Audit
HRCC
NCGC
Results of 2023 vote: N/A(1)
Mr. Ahuja has more than 20 years of experience in networking and telecommunications. Since 2016, he has been the CEO of Versa Networks, a venture-backed firm focused on the convergence of networking and security. He previously spent 18 years at Cisco Systems, Inc. (“Cisco”), most recently (from 2015 to 2016) as SVP of Service Provider Business, Products and Solutions at Cisco where he was responsible for developing and managing the service provider segment strategy and portfolio. Mr. Ahuja held several other senior executive roles at Cisco, including SVP and GM of the Mobility Business Group, Chief Architect for the Service Provider business, and SVP and GM of the Service Provider Routing Technology Group. Earlier in his career, Mr. Ahuja served as VP of Marketing at optical networking startup BlueLeaf Networks and product management leader at Stratacom. He also managed the design and deployment of data and voice networks for AT&T Canada, Bank of Canada and Telesat Canada.
Mr. Ahuja holds a Bachelor of Science in Electrical, Electronics & Communications Engineering from the University of Calgary.
Key Areas of Expertise
• Executive Leadership	• Networking and Telecommunications	• IT and Cybersecurity
2023 Board and Committee Attendance(1)			Other Public Company Directorships (during the past five years)
Board	—	—	—
Audit	—	—
HRCC	1 of 1	100%
NCGC	—	—
Combined Total	1 of 1	100%
Director Share Ownership(2)
Year	SVS		DSUs		RSUs		Total #	Total Value	Target Met
	#	$	#	$	#	$
2023	—	—	—	—	—	—
2022	—	—	—	—	—	—	—	—	N/A(1)
Change	—	—	—	—	—	—

Robert A. Cascella
Age: 69
Boca Raton, Florida U.S.
Independent
Director since: 2019
Committee membership:
Audit
HRCC (Chair)
NCGC
Results of 2023 vote: 98.06%
Mr. Cascella has more than 30 years of experience in the healthcare industry in a range of senior management positions. In 2021, he retired from Royal Philips, a public Dutch multinational healthcare company, where he most recently served as Special Advisor and Strategic Business Development Leader. From 2015 to 2020, he served as Executive Vice President of Royal Philips and Chief Executive Officer of Philips’ Diagnosis and Treatment businesses, including businesses serving Radiology, Cardiology and Oncology, as well as Enterprise Diagnostic Informatics. Mr. Cascella has also served on Philips’ Executive Committee from 2016 to 2021. Since 2021, he has served on the board of directors of Metabolon Inc., a private company using metabolomics to assist in the discovery of biomarkers. Prior to Philips, Mr. Cascella spent ten years as President and later CEO of Hologic Inc., a public medical device and diagnostic company. He also served on Hologic, Inc.’s board of directors from 2008 to 2013. He has also held senior leadership positions at CFG Capital, NeoVision Corporation and Fisher Imaging Corporation. Mr. Cascella holds a Bachelor’s degree in Accounting from Fairfield University and is National Association of Corporate Directors (NACD) Directorship certified.
Key Areas of Expertise
• Executive Leadership	• Healthcare Technology	• Strategy and M&A
2023 Board and Committee Attendance			Other Public Company Directorships (during the past five years)
Board	9 of 9	100%	• Koru Medical Systems, Inc. (2022 – present) • Mirion Technologies (2021 – present) • Neuronetics, Inc. (2021 – present) (Board Chair)
Audit	6 of 6	100%
HRCC	6 of 6	100%
NCGC	5 of 5	100%
Combined Total	26 of 26	100%
Director Share Ownership(2)
Year	SVS		DSUs		RSUs		Total #	Total Value	Target Met
	#	$	#	$	#	$
2023	—	—	71,079	$2,081,193	—	—
2022	—	—	63,596	$1,862,091	—	—	71,079	$2,081,193	Yes
Change	—	—	7,483	$219,102	—	—

Deepak Chopra, FCPA
Age: 60
Toronto, Ontario
Canada
Independent
Director since: 2018
Committee membership:
Audit
HRCC
NCGC
Results of 2023 vote: 98.45%
Mr. Chopra is a corporate director. He most recently served as the President and Chief Executive Officer of Canada Post Corporation from 2011 to 2018. He has more than 30 years of global experience in the financial services, technology, logistics and supply-chain industries. Prior to joining Canada Post, he held various senior positions during his 23-year career with Pitney Bowes Inc., a NYSE-traded technology company known for postage meters, mail automation and location intelligence services, including President & Chief Executive Officer, Canada & Latin America, President, Asia Pacific & Middle East and Vice-President & Chief Financial Officer, Europe, Africa & Middle East. Mr. Chopra has previously served on the boards of Canada Post Corporation, Purolator Inc., SCI Group, the Canada Post Community Foundation, the Toronto Region Board of Trade and the Conference Board of Canada. He is a Fellow of the Institute of Chartered Professional Accountants of Canada and holds a Bachelor’s degree in Commerce (Honours) and a Post Graduate Diploma in Business Management (PGDBM).
Key Areas of Expertise
• Executive Leadership	• Global Strategic Development	• Supply Chain and Logistics
• Audit Committee Financial Expert
2023 Board and Committee Attendance			Other Public Company Directorships (during the past five years)
Board	9 of 9	100%	• SunLife Financial Inc. (2021 – present) • The Descartes Systems Group Inc. (2020 – present) • The North West Company Inc. (2018 – present)
Audit	6 of 6	100%
HRCC	6 of 6	100%
NCGC	5 of 5	100%
Combined Total	26 of 26	100%
Director Share Ownership(2)
Year	SVS		DSUs		RSUs		Total #	Total Value	Target Met
	#	$	#	$	#	$
2023	—	—	87,007	$2,547,565	—	—
2022	—	—	80,198	$2,348,197	—	—	87,007	$2,547,565	Yes
Change	—	—	6,809	$199,368	—	—

Françoise Colpron
Age: 53
Bloomfield Hills, Michigan U.S.
Independent
Director since: 2022
Committee membership:
Audit
HRCC
NCGC (Chair)
Results of 2023 vote: 98.87%
Ms. Colpron is a corporate director with over 30 years of global business and legal experience. She most recently served as Group President, North America of Valeo SA, a global automotive supplier listed on the Paris Stock Exchange, from 2008 to 2022 where she was responsible for the activities of the Group in the United States, Mexico and Canada. She joined Valeo in 1998 in the legal department and has had several roles, first as Legal Director for the Climate Control branch in Paris, and then General Counsel for North and South America from 2005 to 2015. Before joining Valeo, Ms. Colpron began her career as a lawyer at Ogilvy Renault in Montréal (now part of the Norton Rose Group). Ms. Colpron earned a Civil Law degree from the Université de Montréal, and is a member of the Quebec Bar. She has also received ESG Leadership certification from Diligent Institute and Competent Boards.
Key Areas of Expertise
• Legal and Human Resources	• Automotive and Mobility	• Business Development and Strategy
2023 Board and Committee Attendance			Other Public Company Directorships (during the past five years)
Board	9 of 9	100%	• Sealed Air Corporation (2019 – present) • Veralto Corporation (2023 – present)
Audit	6 of 6	100%
HRCC	6 of 6	100%
NCGC	5 of 5	100%
Combined Total	26 of 26	100%
Director Share Ownership(2)
Year	SVS		DSUs		RSUs		Total #	Total Value	Target Met
	#	$	#	$	#	$
2023	—	—	9,956	$291,512	—	—
2022	—	—	2,717	$79,554	—	—	9,956	$291,512	Yes
Change	—	—	7,239	$211,958	—	—

Jill Kale
Age: 64
Newburg, Maryland U.S.
Independent
Director since: 2022
Committee membership:
Audit
HRCC
NCGC
Results of 2023 vote: 98.88%
Ms. Kale is a corporate director with a distinguished career of over 30 years in the aerospace and defense (“A&D”) sector. In her most recent role as Sector President at Cobham Advanced Electronic Solutions (CAES) (2012-2019), a global A&D company, she was responsible for overseeing the strategic direction and operational performance of the sector, particularly in the design and delivery of advanced radar, electronic warfare, missile guidance, and defense electronic systems. Prior to this, Ms. Kale held leadership positions at Northrop Grumman and BAE Systems, where she provided leadership in managing and delivering complex A&D projects, including large-scale surveillance radar systems, electronic warfare suites, and integrated solutions for the U.S. military. She currently sits on the Board of Directors of iDirect Government, LLC, a wholly owned subsidiary of ST Engineering iDirect, Inc. (since 2022), which provides secure satellite-based voice, video and data applications. Ms. Kale has a Bachelor of Science degree in Industrial Engineering from Rutgers University and a Master of Business Administration degree from George Washington University.
Key Areas of Expertise
• Technology and Engineering	• A&D	• Business Development and Strategy
2023 Board and Committee Attendance			Other Public Company Directorships (during the past five years)
Board	9 of 9	100%	—
Audit	6 of 6	100%
HRCC	6 of 6	100%
NCGC	5 of 5	100%
Combined Total	26 of 26	100%
Director Share Ownership(2)
Year	SVS		DSUs		RSUs		Total #	Total Value	Target Met
	#	$	#	$	#	$
2023	—	—	15,929	$466,401	—	—
2022	—	—	1,756	$51,416	—	—	15,929	$466,401	Yes
Change	—	—	14,173	$414,985	—	—

Laurette T. Koellner
Age: 69
Merritt Island, Florida U.S.
Independent
Director since: 2009
Committee membership:
Audit (Chair)
HRCC
NCGC
Results of 2023 vote: 97.76%
Ms. Koellner is a corporate director. She most recently served as Executive Chairman of International Lease Finance Corporation, an aircraft leasing subsidiary of American International Group, Inc. (“AIG”) from 2012 until its sale in 2014. Ms. Koellner retired as President of Boeing International, a division of The Boeing Company, in 2008. While at Boeing, she was President of Connexion by Boeing and a member of the Office of the Chairman, and served as the Executive Vice President, Internal Services, Chief Human Resources and Administrative Officer, President of Shared Services and Corporate Controller. Ms. Koellner previously served on the board of directors and was the Chair of the Audit Committee of Hillshire Brands Company (a public company, formerly Sara Lee Corporation and now merged with Tyson Foods, Inc.) and on the board of directors of AIG (a public company). She holds a Bachelor of Science degree in Business Management from the University of Central Florida and a Master of Business Administration from Stetson University, as well as a Certified Professional Contracts Manager designation from the National Contracts Management Association.
Key Areas of Expertise
• Public Company Board Expertise	• Audit and Finance	• Human Resources
• Audit Committee Financial Expert
2023 Board and Committee Attendance			Other Public Company Directorships (during the past five years)
Board	9 of 9	100%	• Papa John’s International, Inc. (2014 – present) • Nucor Corporation (2015 – present) • The Goodyear Tire & Rubber Company (2015 – present) (Board Chair)
Audit	6 of 6	100%
HRCC	6 of 6	100%
NCGC	5 of 5	100%
Combined Total	26 of 26	100%
Director Share Ownership(2)
Year	SVS		DSUs		RSUs		Total #	Total Value	Target Met
	#	$	#	$	#	$
2023	—	—	287,684	$8,423,388	—	—
2022	—	—	279,931	$8,196,380	—	—	287,684	$8,423,388	Yes
Change	—	—	7,753	$227,008	—	—

Robert A. Mionis
Age: 60
Hampton, New Hampshire U.S.
Not Independent
Director since: 2015
Committee membership:
None
Results of 2023 vote: 98.61%
Mr. Mionis is currently the President and CEO of the Corporation, and is a member of the Board of Directors. For a description of his role as President and CEO, see Compensation Discussion and Analysis below.
From July 2013 until August 2015, he was an Operating Partner at Pamplona Capital Management (“Pamplona”), a global private equity firm focused on companies in the industrial, aerospace, healthcare and automotive industries. Before joining Pamplona, Mr. Mionis spent over six years as the President and CEO of StandardAero, a global aerospace maintenance, repair and overhaul company. Before StandardAero, Mr. Mionis held senior leadership roles at Honeywell, including as the head of the Integrated Supply Chain Organization for Honeywell Aerospace. Prior to Honeywell, Mr. Mionis held a variety of progressively senior leadership roles with General Electric and Axcelis Technologies (each a public company) and AlliedSignal. He holds a Bachelor of Science in Electrical Engineering from the University of Massachusetts.
Key Areas of Expertise
• Strategy	• Operations and Supply Chain
• Technology and Engineering	• Business Transformation and Development
2023 Board and Committee Attendance			Other Public Company Directorships (during the past five years)
Board	9 of 9	100%	• Shawcor Ltd. (now known as Mattr Corp.) (2018 – 2021)
Audit	—	—
HRCC	—	—
NCGC	—	—
Combined Total	9 of 9	100%
Director Share Ownership(3)
Year	SVS		RSUs		PSUs		Total #	Total Value	Target Met
	#	$	#	$	#	$
2023	741,417	$21,708,690	414,343	$12,131,963	1,066,666	$31,231,981
2022	695,167	$20,354,490	468,362	$13,713,639	971,878	$28,456,588	2,222,426	$65,072,634	Yes
Change	46,250	$1,354,200	-54,019	-$1,581,676	94,788	$2,775,393

Luis A. Müller
Age: 54
San Diego, California U.S.
Independent
Director since: 2021
Committee membership:
Audit
HRCC
NCGC
Results of 2023 vote: 98.83%
Dr. Müller has 25 years of business and technical leadership in the semiconductor industry. In 2014, he assumed his current role as Chief Executive Officer and board member of Cohu, Inc. a Nasdaq-listed global leader in back-end semiconductor equipment and services. Prior to joining Cohu, Dr. Müller cofounded Kinetrix, Inc. and later joined Teradyne, a Nasdaq-listed advanced test solutions company, when it acquired Kinetrix.
Dr. Müller has a PhD in mechanical engineering from the Massachusetts Institute of Technology and a BS and MS in mechanical engineering from Universidade Federal Santa Catarina. He also holds a NACD Cyber-Risk Oversight certificate.
Key Areas of Expertise
• Executive Leadership	• Capital Equipment	• Business Development and Strategy
• Audit Committee Financial Expert
2023 Board and Committee Attendance			Other Public Company Directorships (during the past five years)
Board	9 of 9	100%	• Cohu Inc. (2014 – present)
Audit	6 of 6	100%
HRCC	6 of 6	100%
NCGC	5 of 5	100%
Combined Total	26 of 26	100%
Director Share Ownership(2)
Year	SVS		DSUs		RSUs		Total #	Total Value	Target Met
	#	$	#	$	#	$
2023	—	—	37,572	$1,100,108	—	—
2022	—	—	23,399	$685,123	—	—	37,572	$1,100,108	Yes
Change	—	—	14,173	$414,985	—	—

Michael M. Wilson
Age: 72
Bragg Creek, Alberta Canada
Independent
Director since: 2011
Committee membership:
Audit
HRCC
NCGC
Results of 2023 vote: 98.42%
Mr. Wilson is Chair of the Board. He has served on the Board since 2011 and been a corporate director since 2013.
Until his retirement in December 2013, he was the President and CEO, and a director, of Agrium Inc. (a public agricultural crop inputs company that has subsequently merged with Potash Corporation of Saskatchewan Inc. to form Nutrien Ltd.). He has over 30 years of international and executive management experience. Prior to joining Agrium Inc., Mr. Wilson served as President of Methanex Corporation (a public company) and held various senior positions in North America and Asia during his 18 years with The Dow Chemical Company (a public company). Mr. Wilson previously served on the board of directors of Finning International Inc. (a public company) and was also the past Chair of the Calgary Prostate Cancer Centre. He holds a degree in Chemical Engineering from the University of Waterloo.
Key Areas of Expertise
• Public Company Board Expertise	• Business Development	• Corporate Governance
2023 Board and Committee Attendance			Other Public Company Directorships (during the past five years)
Board	9 of 9	100%	• Air Canada (2014 – present) • Suncor Energy Inc. (2014 – 2024) (Board Chair)
Audit	6 of 6	100%
HRCC	6 of 6	100%
NCGC	5 of 5	100%
Combined Total	26 of 26	100%
Director Share Ownership(2)
Year	SVS		DSUs		RSUs		Total #	Total Value	Target Met
	#	$	#	$	#	$
2023	14,111	$413,170	283,131	$8,290,076	58,913	$1,724,973
2022	33,533	$981,846	283,131	$8,290,076	63,194	$1,850,320	356,155	$10,428,219	Yes
Change	-19,422	-$568,676	—	—	-4,281	-$125,347

(1)
Mr. Ahuja was appointed to the Board, and each standing committee of the Board, effective January 29, 2024, and is being proposed for election for the first time at the Meeting. Mr. Ahuja will be required to comply with the Director Share Ownership Guidelines within five years of his appointment.

(2)
The securities in the table represent all SVS beneficially owned, and all deferred share units (“DSUs”) and unvested restricted share units (“RSUs”) held as of December 31, 2022 and December 31, 2023 (as applicable). The $ value and “Total Value” of all such securities is based on the closing price of SVS on the NYSE on December 29, 2023 ($29.28), the last trading day of the year. See Directors’ Ownership of Securities — Director Share Ownership Guidelines for a description of the shareholding requirements for applicable directors. New directors have five years from the time of their appointment to the Board to comply with the Director Share Ownership Guidelines (as defined below).

(3)
As President and CEO of the Corporation, Mr. Mionis is subject to the Executive Share Ownership Guidelines instead of the Director Share Ownership Guidelines. See Executive Share Ownership. The securities in the table for 2022 represent all SVS beneficially owned and all unvested RSUs held as of December 31, 2022, as well as performance share units (“PSUs”) with a performance period end date of December 31, 2022 that settled (at 200% of target) on February 4, 2023. The securities in the table for 2023 represent all SVS beneficially owned and all unvested RSUs held as of December 31, 2023, as well as PSUs with a performance period end date of December 31, 2023 that settled (at 200% of target) on February 2, 2024. All other unvested PSUs held by Mr. Mionis at year-end are not included. The $ value and “Total Value” for such securities is based on the closing price of SVS on the NYSE on December 29, 2023 ($29.28), the last trading day of the year.

Director Compensation
Director compensation is set by the Board on the recommendation of the HRCC and in accordance with director compensation guidelines and principles established by the NCGC. Under these guidelines and principles, the Board seeks to maintain director compensation at a level that is competitive with director compensation at comparable companies, and requires a substantial portion of such compensation to be taken in the form of DSUs (or, at a director’s election, RSUs, if the Director Share Ownership Guidelines described below have been met).
As part of a comprehensive review of director compensation in 2023, the HRCC engaged WTW (the “Compensation Consultant”) to provide competitive market information on director compensation policies and practices (see Compensation Discussion and Analysis — Compensation Objectives — Independent Advice for a discussion regarding the role of the Compensation Consultant). Prior to this review, director compensation had not been changed since January 1, 2016.
As a result of this review, the HRCC approved an increase to the annual director and Chair retainers in order to align director fees with competitive market compensation. Additionally, an annual retainer for the NCGC Chair was established in order to recognize that this role is no longer carried out by the Chair of the Board. These changes became effective August 1, 2023. The director fee structure for 2023 is set forth in Table 1 below.
Table 1: Directors’ Fees(1)
Element(2)		Director Fee Structure
		January 1 – July 31, 2023	August 1 – December 31, 2023
Annual Board Retainer	Board Chair	$360,000	$400,000
	Directors	$235,000	$275,000
Annual Retainer for the Audit Committee Chair		$20,000	$35,000
Annual Retainer for the HRCC Chair		$15,000	$25,000
Annual Retainer for the NCGC Chair(3)		—	$20,000

(1)
Does not include Mr. Mionis, President and CEO of the Corporation, whose compensation is set out in Table 19 of this Circular. Does not include fees payable to Onex under a services agreement for the service of Mr. Tawfiq Popatia (an officer of Onex) as a director. Such fees were payable until completion of the secondary public offering of SVS by Onex on August 4, 2023, and are described in footnote 11 to Table 2 of this Circular.

(2)
Paid in quarterly installments in arrears.

A $2,500 travel fee is also payable to directors who travel outside of their home state or province to attend a Board or Committee meeting. Directors may also receive further retainers and meeting fees for participation on ad hoc committees. No incremental fees were paid to directors for their participation on the Director Search Committee in 2023.
The Board has the discretion to grant supplemental equity awards to individual directors as deemed appropriate (no such discretion was exercised in 2023).
(3)
Prior to Ms. Colpron’s appointment as Chair of the NCGC, the Chair of the Board also served as the Chair of the NCGC and no additional fee was paid for such service.

DSU/RSU Election
Each director must elect to receive 0%, 25% or 50% of their annual board fees, committee chair retainer fees and travel fees (collectively, “Annual Fees”) in cash, with the balance in DSUs, until such director has satisfied the requirements of the Director Share Ownership Guidelines described (and defined) under Director Share Ownership Guidelines below. Once a director has satisfied such requirements, the director may then elect to receive 0%, 25% or 50% of their Annual Fees in cash, with the balance either in DSUs or RSUs. If a director does not make an election, 100% of such director’s Annual Fees will be paid in DSUs.
Annual Fee Election
Prior to Satisfaction of Director Share Ownership Guidelines		After Satisfaction of Director Share Ownership Guidelines
Option 1	Option 2	Option 1	Option 2	Option 3
100% DSUs	(i) 25% Cash + 75% DSUs or (ii) 50% Cash + 50% DSUs	(i) 100% DSUs or (ii) 100% RSUs	(i) 25% Cash + 75% DSUs or (ii) 50% Cash + 50% DSUs	(i) 25% Cash + 75% RSUs or (ii) 50% Cash + 50% RSUs
Subject to the terms of the Directors’ Share Compensation Plan, each DSU represents the right to receive one SVS or an equivalent value in cash (at the Corporation’s discretion) when the director (a) ceases to be a director of the Corporation and (b) is not an employee of the Corporation or a director or employee of any corporation that does not deal at arm’s-length with the Corporation (collectively, “Retires”). RSUs granted to directors are governed by the terms of the Corporation’s Long-Term Incentive Plan (“LTIP”). Each quarterly grant of RSUs will vest in instalments of one-third per year on the first, second and third anniversary dates of the grant. Each vested RSU entitles the holder thereof to one SVS; however, if permitted by the Corporation under the terms of the grant, a director may elect to receive a payment of cash in lieu of SVS. Unvested RSUs will vest immediately on the date that the director Retires. DSUs that vest on retirement will be settled on the date that is 45 days following the date on which the director Retires, or the following business day if the 45th day is not a business day (the “Valuation Date”), or as soon as practicable thereafter. The amount used to cash-settle DSUs (if applicable) will be based on the closing price of the SVS on the Valuation Date. DSUs will in all cases be redeemed and payable on or prior to the 90th day following the date on which the director Retires.
Grants of DSUs and RSUs to directors are credited quarterly in arrears. The number of DSUs and RSUs, as applicable, granted is calculated by multiplying the amount of such director’s Annual Fees for the quarter by the percentage of the Annual Fees that the director elected to receive in the form of DSUs or RSUs, as applicable, and dividing the product by the closing price of the SVS on the NYSE on the last business day of the quarter for DSUs and the closing price of the SVS on the NYSE on the trading day preceding the date of grant for RSUs.
Directors’ Fees Earned in 2023
All compensation paid in 2023 by the Corporation to the directors elected at the Corporation’s 2023 Annual Meeting of Shareholders (“2023 AGM”) or subsequently appointed to the Board is set out in Table 2, except for the compensation of Mr. Mionis, President and CEO of the Corporation, which is set out in Table 19 of this Circular. The Board earned an aggregate of $2,254,250 in Total Annual Fees in respect of 2023, including total grants of $1,260,223 in DSUs and $386,630 in RSUs (excluding fees paid to Mr. Mionis, whose compensation is set out in Table 19 of this Circular, and fees payable to Onex during 2023 for the service of Mr. Popatia as a director, which are described in footnote 11 to Table 2 of this Circular).

Table 2: Director Fees Earned in Respect of 2023
	Annual Fees Earned				Allocation of Annual Fees(1)(2)
Name(3)	Annual Board Retainer	Annual Committee Chair Retainer	Travel Fees(4)	Total Fees	DSUs(5)	RSUs(5)	Cash(6)
Robert A. Cascella	$251,630	$19,158(7)	$5,000	$275,788	$137,894	—	$137,894
Deepak Chopra	$251,630	—	—	$251,630	$125,815	—	$125,815
Françoise Colpron	$251,630	$8,316(8)	$10,000	$269,946	$134,973	—	$134,973
Daniel P. DiMaggio(9)	$251,630	—	$7,500	$259,130	$194,348	—	$64,782
Jill Kale	$251,630	—	$10,000	$261,630	$261,630	—	—
Laurette T. Koellner	$251,630	$26,236(10)	$10,000	$287,866	$143,933	—	$143,933
Luis A. Müller	$251,630	—	$10,000	$261,630	$261,630	—	—
Tawfiq Popatia(11)	—	—	—	—	—	—	—
Michael M. Wilson	$376,630	—	$10,000	$386,630	—	$386,630	—

(1)
Directors who had not satisfied the requirements of the Director Share Ownership Guidelines described below were required to elect to receive 0%, 25% or 50% of their 2023 Annual Fees (set forth in the “Total Fees” column above) in cash, with the balance in DSUs. Directors who had satisfied such requirements were required to elect to receive 0%, 25% or 50% of their 2023 Annual Fees in cash, with the balance either in DSUs or RSUs. The Annual Fees received by directors in DSUs for 2023 were credited quarterly, with the number of DSUs granted determined using the closing price of the SVS on the NYSE on the last business day of each quarter, which was $12.90 on March 31, 2023, $14.50 on June 30, 2023, $24.52 on September 29, 2023 (the last trading day of the quarter) and $29.28 on December 29, 2023 (the last trading day of the year). The Annual Fees received by directors in RSUs for 2023 were credited quarterly, with the number of RSUs granted determined using the closing price of the SVS on the NYSE on the trading day preceding the day of the grant, which was $12.64 on March 30, 2023, $14.37 on June 29, 2023, $24.52 on September 29, 2023 and $29.28 on December 29, 2023.

(2)
For 2023, the directors elected to receive their Annual Fees as follows:

Director	Cash	DSUs	RSUs
Robert A. Cascella	50%	50%	—
Deepak Chopra	50%	50%	—
Françoise Colpron	50%	50%	—
Daniel P. DiMaggio	25%	75%	—
Jill Kale	—	100%	—
Laurette T. Koellner	50%	50%	—
Luis A. Müller	—	100%	—
Michael M. Wilson	—	—	100%

(3)
Mr. Ahuja was appointed to the Board effective January 29, 2024.

(4)
Amounts in this column represent travel fees paid to directors who traveled outside of their home state or province to attend Board and Committee meetings in person.

(5)
Amounts in this column represent the grant date fair value of the units issued in respect of 2023 Annual Fees which is the same as their accounting value.

(6)
Amounts in this column represent the portion of 2023 Annual Fees paid in cash.

(7)
Represents the annual retainer for the Chair of the HRCC.

(8)
Represents the annual retainer for the Chair of the NCGC.

(9)
Mr. DiMaggio retired from the Board effective January 29, 2024, and is not standing for re-election to the Board at the Meeting.

(10)
Represents the annual retainer for the Chair of the Audit Committee.

(11)
Mr. Popatia is an officer of Onex and did not receive any compensation in his capacity as a director of the Corporation in 2023; however, Onex received $159,008 in DSUs for providing the services of Mr. Popatia as a director in 2023, prior to completion of the secondary public offering of SVS by Onex on August 4, 2023, pursuant to a Services Agreement between the Corporation and Onex, entered into on January 1, 2009 (as amended January 1, 2017, the “Services Agreement”). The Services Agreement terminated automatically on September 3, 2023. In accordance with the provisions of such agreement, we paid Onex approximately $9.2 million in cash on October 18, 2023 to settle Onex’s outstanding DSUs.

Directors’ Ownership of Securities
Outstanding Share-Based Awards
Information concerning all outstanding share-based awards as of December 31, 2023 made by the Corporation to each nominee who was serving as a director as of that date (other than Mr. Mionis, whose information is set out in Table 20 of this Circular), including awards granted prior to 2023, is set out in Table 3. Such awards consist of DSUs and RSUs. DSUs granted to the individuals set forth below may only be settled in SVS purchased in the open market or an equivalent value in cash (at the discretion of the Corporation). RSUs granted to directors are governed by the terms of the LTIP. Each vested RSU entitles the holder thereof to one SVS; however, if permitted by the Corporation under the terms of the grant, a director may elect to receive a payment of cash in lieu of SVS. No options to acquire SVS may currently be granted to directors under the LTIP, and no options previously granted to directors (or former directors) under the LTIP remain outstanding.
Table 3: Outstanding Share-Based Awards
	Number of Outstanding Securities		Market Value of Outstanding Securities(1) ($)
Name(2)	DSUs (#)	RSUs (#)	DSUs ($)	RSUs ($)
Robert A. Cascella	71,079	—	$2,081,193	—
Deepak Chopra	87,007	—	$2,547,565	—
Françoise Colpron	9,956	—	$291,512	—
Jill Kale	15,929	—	$466,401	—
Laurette T. Koellner	287,684	—	$8,423,388	—
Luis A. Müller	37,572	—	$1,100,108	—
Michael M. Wilson	283,131	58,913	$8,290,076	$1,724,973

(1)
The market value of DSUs and unvested RSUs was determined using a share price of $29.28, which was the closing price of the SVS on the NYSE on December 29, 2023, the last trading day of the year.

(2)
Mr. Ahuja was appointed to the Board effective January 29, 2024.

Director Share Ownership Guidelines
All directors must meet our Director Share Ownership Guidelines within five years of joining the Board (unless they are employees or officers of the Corporation). The Director Share Ownership Guidelines require that a director hold SVS, DSUs and/or unvested RSUs with an aggregate value equal to 150% of the annual retainer and that the Chair of the Board hold SVS, DSUs and/or unvested RSUs with an aggregate value equal to 187.5% of the annual retainer of the Chair of the Board.
Each director’s holdings of securities are reviewed annually as of December 31. The following table sets out whether each director nominee was in compliance with the Director Share Ownership Guidelines as of December 31, 2023.

Table 4: Shareholding Requirements
	Shareholding Requirements
Director(1)(2)	Target Value as of December 31, 2023	Value as of December 31, 2023(3)	Met Target as of December 31, 2023
Robert A. Cascella	$412,500	$2,081,193	Yes
Deepak Chopra	$412,500	$2,547,565	Yes
Françoise Colpron(4)	$412,500	$291,512	N/A
Jill Kale(4)	$412,500	$466,401	N/A
Laurette T. Koellner	$412,500	$8,423,388	Yes
Luis A. Müller	$412,500	$1,100,108	Yes
Michael M. Wilson	$750,000	$10,428,219	Yes

(1)
As President and CEO of the Corporation, Mr. Mionis is subject to the Executive Share Ownership Guidelines — see Executive Share Ownership. Directors have five years from their appointment to comply with the Director Share Ownership Guidelines. Although applicable directors will not be deemed to have breached such Guidelines by reason of a decrease in the market value of the Corporation’s securities, such directors are required to purchase further securities within a reasonable period of time after such occurrence to comply with the Director Share Ownership Guidelines.

(2)
Mr. Ahuja was appointed to the Board of Directors effective January 29, 2024 and will be required to comply with the Director Share Ownership Guidelines within five years of his appointment.

(3)
The value of the aggregate number of SVS, DSUs and/or unvested RSUs held by each director is determined using a share price of $29.28, which was the closing price of the SVS on the NYSE on December 29, 2023, the last trading day of the year.

(4)
Mses. Colpron and Kale were appointed to the Board of Directors effective October 1, 2022 and December 1, 2022, respectively and will be required to comply with the Director Share Ownership Guidelines within five years of their respective appointments.

CORPORATE GOVERNANCE
The Corporation is committed to high standards of corporate governance in all aspects of its decision making processes.
The Corporation is listed on the NYSE and, although it is not required to comply with all of the NYSE corporate governance requirements to which the Corporation would be subject if it were a U.S. corporation, the Corporation’s governance practices differ significantly in only one respect from those required by the NYSE of U.S. domestic issuers. The Corporation complies with applicable TSX rules, which require shareholder approval of share compensation arrangements involving new issuances of shares, and of certain amendments to such arrangements, but do not require such approval if the compensation arrangements involve only shares purchased in the open market. NYSE rules require shareholder approval of all equity compensation arrangements (and material revisions thereto), subject to limited exceptions, regardless of whether new issuances or treasury shares are used.
During 2023, the Corporation ceased to be a “controlled company” as all of the then-outstanding multiple voting shares (“MVS”) (held by Onex) were converted into SVS on a one-for-one basis and sold to the public, leaving the Corporation with a single class of issued and outstanding voting securities. In light of this event, as well as other legal developments and current best practices, the NCGC recommended and the Board approved certain modifications and enhancements to the Corporation’s governance documents.
Each of the following documents, which are referred to throughout this Corporate Governance section, are posted on the Corporation’s website at https://www.celestica.com/about-us/corporate-governance/overview:
1.
Corporate Governance Guidelines;

2.
Board of Directors Mandate (“Board Mandate”);

3.
Audit Committee Mandate;

4.
NCGC Mandate;

5.
HRCC Mandate;

6.
Written position descriptions for each of the Chair of the Board, the Chair of each standing committee of the Board and the CEO;

7.
Celestica’s Corporate Values;

8.
Business Conduct Governance Policy (the “BCG Policy”); and

9.
Finance Code of Professional Conduct;

You can request copies of any of the documents mentioned above by contacting Celestica’s Corporate Secretary at clsir@celestica.com.
Board of Directors
Role of the Board
Under the Board Mandate, the Board has explicitly assumed stewardship responsibility for the Corporation. The duties and responsibilities of the Board include:
•
satisfying itself as to the integrity of the CEO and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the organization;

•
adopting a strategic planning process and approving, on at least an annual basis, a strategic plan;

•
monitoring the execution of the Corporation’s strategy and the achievement of its stated objectives;

•
identifying the principal risks of the Corporation’s business and ensuring the implementation of appropriate systems to identify, assess, manage and mitigate these risks with a view to achieving a proper balance between risks incurred and potential return to holders of securities of the Corporation and to the long-term viability of the Corporation. Management is required to report on a quarterly basis to the Board (and the Board will review the reports) on the principal risks inherent in the business of the Corporation (including appropriate crisis preparedness, business continuity, information system controls, cybersecurity and information security, disaster recovery plans and risks related to ESG matters, including, among other things, climate policy and sustainability) and the steps implemented by management to manage these risks;

•
succession planning;

•
reviewing financial reporting and regulatory compliance;

•
reviewing Corporation’s internal control and management information systems;

•
reviewing management of capital;

•
reviewing and approving material transactions;

•
establishing measures for receiving feedback from securityholders;

•
overseeing the general strategy, policies and initiatives relating to ESG matters, including, among other things, climate change, sustainability and diversity;

•
reviewing board operations and evaluating board, committee and individual Director effectiveness;

•
developing the Corporation’s approach to corporate governance, including review and/or approval of any proposed changes to the Corporate Governance Guidelines recommended by the NCGC;

•
reviewing and approving the annual director assessment process;

•
nominating and appointing directors;

•
reviewing the recommendations of the NCGC concerning resignations of directors pursuant to the Corporation’s Majority Voting Policy;

•
reviewing and approving financial and business goals and objectives used as a basis for measuring the performance of the CEO and relevant to CEO compensation;

•
reviewing and approving Celestica’s quarterly and annual financial statements after the Audit Committee has reviewed and made a recommendation to the Board regarding such statements;

•
approving director compensation; and

•
monitoring compliance with the BCG Policy.

As part of our annual comprehensive corporate governance review, the Board Mandate was updated to provide that the Board shall review the recommendations of the HRCC with respect to the Corporation’s human capital management practices and strategies, including as a result of the committee’s: (i) review of reports from management to monitor Celestica’s culture and employee engagement; (ii) oversight of policies and programs in place to support and promote the health, safety and well-being of Celestica’s employees; and (iii) consideration of other ESG practices related to the committee’s charter.
The Board Mandate is attached to this Circular as Schedule A.
Independence
Director Independence
The Board has determined that all current directors (and nominees), except for Mr. Mionis, are independent under applicable Canadian securities laws and NYSE listing standards. To determine whether directors are independent, the Board uses information about their personal and business relationships with Celestica and its affiliates. The Board collects this information from various sources, including directors’ responses to a detailed annual questionnaire, director biographical information and internal records of direct or indirect material relationships (such as any relationship with the Corporation or any of the Corporation’s affiliates) which could, in the view of the Board, be reasonably expected to interfere with the exercise of the director’s independent judgment, or would prohibit a determination of independence under NYSE listing standards.
The following chart details the Board’s determination with respect to the independence status of each director and nominee:
Table 5: Directors’ Relationships to the Corporation
Name	Independent	Not Independent	Reason not Independent
Kulvinder (Kelly) Ahuja	✔
Robert A. Cascella	✔
Deepak Chopra	✔
Françoise Colpron	✔
Jill Kale	✔
Laurette T. Koellner	✔
Robert A. Mionis		✔	President and CEO of Celestica
Luis A. Müller	✔
Michael M. Wilson	✔
Independent Chair
Mr. Wilson is the Chair of the Board and is an independent director under applicable Canadian securities laws and NYSE listing standards. In this capacity, Mr. Wilson is responsible for the effective functioning of the Board. As part of his duties, he establishes procedures to govern the Board’s work and ensure the Board’s full discharge of its duties. Celestica shareholders and other interested parties may communicate directly to the Chair any concerns that they may have regarding the Corporation. See the contact information under Delivery of Meeting Materials and Voting Information — How Can I Contact the Independent Directors, Non- Management Directors and Chair? in this Circular.

Public Company Board Membership
None of the current directors or nominees of the Corporation serve together as directors of other corporations. See Election of Directors — Nominees for Election as Director for the other public company boards on which the director nominees currently serve.
Under the Corporate Governance Guidelines, directors must advise the Chair of the Board and the Chair of the NCGC before accepting membership on other public company boards and must also notify the Chair of the Board and Celestica’s Chief Legal Officer of any change of primary employment.
Position Descriptions
The Board has developed and approved written position descriptions for the Chair of the Board, the Chair of each standing committee of the Board and the CEO. The CEO has full responsibility for the day-to-day operations of the Corporation’s business in accordance with the Corporation’s strategic plan, current year operating plan and capital expenditure budget, each as approved by the Board. The CEO must develop and implement processes that are intended to ensure the achievement of the Corporation’s financial and operating goals and objectives.
Director Attendance
Directors are expected to be prepared for and attend all Board and respective committee meetings. The following table sets forth the attendance of directors at Board meetings and at meetings of those standing committees of which they are members, from January 1, 2023 to February 20, 2024. All then-members of the Board attended the 2023 AGM.
Table 6: Directors’ Attendance at Board and Committee Meetings
Director	Board	Audit Committee	HRCC	NCGC	Meetings Attended %
					Board	Committee
Kulvinder (Kelly) Ahuja(1)	—	—	1 of 1	—	—	100%
Robert A. Cascella	9 of 9	6 of 6	6 of 6	5 of 5	100%	100%
Deepak Chopra	9 of 9	6 of 6	6 of 6	5 of 5	100%	100%
Françoise Colpron	9 of 9	6 of 6	6 of 6	5 of 5	100%	100%
Daniel P. DiMaggio	9 of 9	6 of 6	6 of 6	5 of 5	100%	100%
Jill Kale	9 of 9	6 of 6	6 of 6	5 of 5	100%	100%
Laurette T. Koellner	9 of 9	6 of 6	6 of 6	5 of 5	100%	100%
Robert A. Mionis	9 of 9	—	—	—	100%	—
Luis A. Müller	9 of 9	6 of 6	6 of 6	5 of 5	100%	100%
Tawfiq Popatia(2)	5 of 5	—	—	—	100%	—
Michael M. Wilson	9 of 9	6 of 6	6 of 6	5 of 5	100%	100%

(1)
Mr. Ahuja was appointed to the Board, and each standing committee of the Board, effective January 29, 2024.

(2)
Mr. Popatia resigned as a director of the Corporation effective September 3, 2023. He was recused from attending one Board meeting due to declared conflicts of interest as an officer of Onex.

In Camera Sessions
The independent directors meet separately as part of every Board and Audit, HRCC and NCGC Committee meeting. The Chair presides at every in camera session of the Board, or in the absence of the Chair, another independent director selected by those in attendance.

Ad Hoc Committees
From time to time, the Board establishes ad hoc committees. During 2023, Mses. Colpron and Koellner and Mr. Wilson served on the Director Search Committee.
Committees of the Board
Audit Committee
The Board has a fully independent Audit Committee (under applicable Canadian and SEC rules and NYSE listing standards) and is currently comprised of Laurette T. Koellner (Chair), Kulvinder (Kelly) Ahuja, Robert A. Cascella, Deepak Chopra, Françoise Colpron, Jill Kale, Luis A. Müller and Michael M. Wilson. The Audit Committee members and its Chair are appointed annually by the Board. The Board has determined that Ms. Koellner, Mr. Chopra and Dr. Müller are each audit committee financial experts as defined in Item 16A(b) of Form 20-F and each have the financial expertise required for audit committee members under Section 303A.07 of the NYSE Listed Company Manual. Mr. Chopra is an FCPA. Shareholders may obtain further information regarding the Corporation’s Audit Committee in Part I, Item 6C and Part II, Item 16A of the Corporation’s 2023 20-F.
No member of the Audit Committee serves on more than three audit committees of public companies, including that of the Corporation.
The Audit Committee is directly responsible for the compensation, retention and oversight of the work of a registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Corporation. In addition, the Audit Committee has sole authority for recommending the firm to be proposed to Celestica’s shareholders for appointment as external auditor and whether at any time the incumbent external auditor should be removed from office. The Audit Committee also has the authority to retain, in addition to the external auditor, such other independent legal, accounting or other advisors as it may consider appropriate and is not required to obtain the approval of the Board in order to retain, compensate or terminate such advisors.
The Audit Committee has a well-defined mandate which, among other things, sets out independence requirements for Audit Committee members, its relationship with, and expectations of, the external auditor; the engagement, evaluation, remuneration and termination of the external auditor; its relationship with, and expectations of, the internal auditor function and its oversight of internal control; reviewing financial statements with management and the auditors, the disclosure of financial and related information; and procedures to review the qualifications, expertise, resources and the overall performance of the Corporation’s external auditor.
As part of our annual comprehensive corporate governance review, the Audit Committee Mandate was updated to enhance the provision pertaining auditor independence to reflect pre-existing practice by adding a requirement for the Audit Committee to periodically review and evaluate the qualifications, performance and independence of the external auditor, including the lead audit partner and senior members of the independent auditor team. For more information on the Audit Committee’s mandate to promote audit quality and auditor independence, see Information About Our Auditor below.
The Audit Committee’s duties also include responsibility for reviewing the adequacy of Celestica’s processes for identifying and managing risk. In that regard, the Audit Committee Mandate further requires the Audit Committee to discuss Celestica’s major financial risk exposures and the steps management has taken to monitor and control such exposures. The Audit Committee also discusses guidelines, policies and steps to govern: (i) the process by which risk assessment and management is undertaken (including risks related to information security, cybersecurity and data protection); and (ii) the establishment and management of appropriate systems to manage such risks with a view to achieving a proper balance between identified risks and potential shareholder return and to the long-term viability of the Corporation.
The Audit Committee and its Chair are appointed annually by the Board. As part of each meeting at which (i) the Audit Committee recommends that the Board approve the annual audited financial statements or (ii) the

Audit Committee reviews the quarterly financial statements, the Audit Committee members meet separately with each of: management; the external auditor; and the internal auditors.
In accordance with National Instrument 52-110 — Audit Committees, shareholders may obtain further information regarding the Corporation’s Audit Committee in Part I, Item 6C and Part II, Item 16A of the Corporation’s 2023 20-F.
Human Resources and Compensation Committee
The Board has a fully independent HRCC under applicable Canadian and SEC rules and NYSE listing standards and is currently comprised of Robert A. Cascella (Chair), Kulvinder (Kelly) Ahuja, Deepak Chopra, Françoise Colpron, Jill Kale, Laurette T. Koellner, Luis A. Müller and Michael M. Wilson. As part of each meeting, the HRCC members meet without any member of management present and also meet with the Corporation’s compensation consultant without any member of management present. The HRCC has the sole authority to retain, compensate and terminate any consultants and advisors it considers necessary within its mandate.
The duties and responsibilities of the HRCC include:
•
reviewing and approving an overall reward/compensation policy for the Corporation, including an executive compensation policy that is consistent with competitive practice and supports organizational objectives and ownership interests;

•
reviewing the corporate goals and objectives relevant to the compensation of the CEO, as approved by the Board, evaluating the CEO’s performance in light of these goals and objectives, and setting the compensation of the CEO based on this evaluation;

•
reviewing and approving the appointment and terms of employment (or any material changes to terms of employment) and, upon recommendation of the CEO, any changes to the base salary, of all senior executive positions that report to the CEO and certain other senior executive positions, as well as any separation agreement or compensation arrangement for any such executive whose employment has been terminated;

•
reviewing, modifying and approving the elements of the Corporation’s incentive-based plans and equity-based plans, including plan design, performance targets, administration and total funds/shares reserved for payment;

•
making recommendations to the Board regarding the compensation of the Corporation’s directors in accordance with the principles and guidelines established by the NCGC;

•
maintaining and reviewing succession planning for the CEO, all positions that report to the CEO and certain other executive positions;

•
reviewing and approving, in conjunction with management, public disclosure relating to executive compensation in accordance with applicable rules and regulations and preparing any report required by any applicable securities regulatory authority or stock exchange requirement to be included in applicable public disclosure documents;

•
reviewing proposed organizational changes that affect “mission critical” roles, as well as proposed material changes to the Corporation’s human resources policies;

•
reviewing and reporting to the Board on the results of any shareholder advisory vote on Celestica’s approach to executive compensation, and make recommendations to the Board based on such results;

•
reviewing the Corporation’s talent management strategy and practices;

•
reviewing and approving insider trading and share ownership policies;

•
regularly reviewing the risks associated with the Corporation’s compensation policies and practices; and

•
performing any other activities consistent with its mandate.

As part of our annual comprehensive corporate governance review, the HRCC Mandate was updated to provide that the HRCC shall periodically review and make recommendations to the Board with respect to Celestica’s human capital management practices and strategies, including as a result of: (a) reviewing reports from management to monitor Celestica’s culture and employee engagement; (b) overseeing policies and programs in place to support and promote the health, safety and well-being of Celestica’s employees; and (c) considering other ESG practices related to the Committee’s charter, including diversity and inclusion.
All members of the HRCC have direct experience that is relevant to their responsibilities relative to human resources and compensation, and have skills and experience that contribute to the ability of the HRCC to make decisions on the suitability of the Corporation’s human resources and compensation policies and practices. Each member of the HRCC possesses significant knowledge in human resources and executive compensation matters gained from his or her experience as an executive in one or more public corporations or large private companies, as outlined in the biographies in Information Relating to Our Directors — Election of Directors — Nominees for Election as Director. This experience varies from director to director, but collectively includes having responsibility for oversight of human resources policies; the creation and implementation of executive compensation plans; participating in briefings from outside consultants retained by compensation committees with respect to executive compensation design, administration and governance; having responsibility for human resources and executive compensation decisions; and past/present service on the human resources and/or compensation committees of several other major public corporations. Mr. Ahuja is the CEO of Versa Networks; Mr. Cascella currently serves as Chair of the Compensation Committee of Mirion Technologies; Mr. Chopra currently serves as a member of the Human Resources, Compensation and Pension Committee of The North West Company Inc.; Ms. Colpron currently serves as Chair of the People and Compensation Committee of Sealed Air Corporation and serves on the Compensation Committee of Veralto Corporation; Ms. Koellner currently serves on the Compensation Committee of The Goodyear Tire & Rubber Company and the Compensation and Executive Development Committee of Nucor Corporation, and she previously served on the Compensation Committee of AIG; and Mr. Wilson currently serves on the Human Resources and Compensation Committee of Air Canada. Accordingly, the Corporation believes that its HRCC is appropriately qualified to make decisions on the suitability of the Corporation’s human resources and compensation policies and practices.
The HRCC has retained an independent compensation consultant to assist in the discharge of its mandate. For a description of the compensation consultant’s role and mandate, see Compensation Discussion and Analysis — Compensation Objectives — Independent Advice below.
In Q4 2023 and Q1 2024, as part of our annual shareholder engagement program, we met with shareholders representing approximately 11% of the outstanding SVS. The Chair of the HRCC and the Chief Human Resources Officer (“CHRO”) attended these meetings with the objective of providing shareholders with an overview of our executive compensation philosophy and pay-for-performance strategy, and to seek shareholder feedback on our executive compensation program. Following the meetings, the shareholder feedback was shared with the HRCC; the HRCC reflected on the input and concluded that our executive compensation philosophy, including the focus on appropriately motivating and rewarding the executive leadership team, is generally aligned with shareholder views. You can read more about our shareholder engagement initiative below under ESG Matters — Shareholder Engagement and Outreach.
Nominating and Corporate Governance Committee
The NCGC is a fully independent committee of the Board (under applicable Canadian securities laws and NYSE listing standards) and is currently comprised of Françoise Colpron (Chair), Kulvinder (Kelly) Ahuja, Robert A. Cascella, Deepak Chopra, Jill Kale, Laurette T. Koellner, Luis A. Müller and Michael M. Wilson.
The NCGC is responsible for developing and recommending governance guidelines for the Corporation (and recommending changes to those guidelines), identifying individuals qualified to become members of the Board, and recommending director nominees to be put before the shareholders at each annual meeting. The duties and responsibilities of the NCGC include:
•
reviewing the Corporate Governance Guidelines;

•
creating a formal, rigorous and transparent procedure for the appointment of new directors to the Board;

•
identifying and recommending new director nominees;

•
considering and making recommendations to the Board in relation to resignations of directors pursuant to the Corporation’s Majority Voting Policy;

•
annually assessing the effectiveness of the Board Diversity Policy (described below) and its effectiveness in promoting a diverse Board, and monitoring compliance with disclosure and any other requirements under applicable corporate and securities laws and regulations, as well as any applicable stock exchange requirements, regarding diversity;

•
developing a director orientation program;

•
developing a director continuing education program;

•
reviewing (and recommending changes to the Board where appropriate) the mandates of the Board’s standing committees;

•
developing position descriptions for the Chair, the CEO and the chair of each Board committee;

•
developing and overseeing annual director evaluations, including assessing the performance of the Board, the committees, individual directors, including through peer review;

•
reviewing director compensation guidelines;

•
overseeing the Corporation’s general strategy, policies and initiatives relating to ESG matters, including, among other things, climate policy, sustainability, and diversity, and reviewing the risks related to ESG matters;

•
establishing measures for receiving feedback from stakeholders; and

•
annual director independence reviews.

Orientation and Continuing Education
Orientation of New Directors
The Corporation’s orientation program helps new directors contribute effectively to the work of the Board as soon as possible after their appointment or election. New directors are appropriately apprised of Celestica’s business, operations and strategy, corporate policies, Board and committee governance, and priorities and issues currently under consideration by the Board and each of its committees. For ease of reference, orientation materials are made available on an online portal. Additionally, new directors meet with the Chair, CEO and other key executives as part of the orientation program. Through this orientation program, new directors have the opportunity to become familiar with the role of the Board and its committees, the contribution individual directors are expected to make, and the nature and operation of the Corporation’s business.
Director Education
The Board recognizes that ongoing director education is an important component of good governance. Directors are expected to be informed about current best practices, emerging trends in corporate governance and relevant regulatory developments.
The Corporation facilitates corporate governance best practices by maintaining a board membership with the Institute of Corporate Directors for the benefit of all our directors. In addition, the Corporation provides each director with a membership in the National Association of Corporate Directors.
While directors are required to take personal responsibility for staying current, Celestica’s Corporate Governance Guidelines require management and outside advisors to provide information and education sessions to the Board and its committees as necessary to keep the directors up-to-date with Celestica’s business and the environment in which it operates, as well as with developments in the responsibilities of directors. In accordance with the NCGC Mandate, our continuing education program has been designed to, among other things:

(i)
assist directors to maintain or enhance their skills and abilities as directors of the Corporation; and

(ii)
assist directors in ensuring that their knowledge and understanding of the Corporation’s business remains current.

The Corporation facilitates these corporate governance best practices by:
•
providing directors with detailed information packages in advance of each Board and Committee meeting through an online portal which directors can access immediately upon the issuance of materials;

•
providing regular updates between meetings of the Board with respect to issues that affect the business of the Corporation;

•
encouraging attendance at industry conferences and educational offers in relation to the Corporation’s business;

•
contributing to the cost of outside conferences and seminars that are relevant to their role (with prior approval of the Chair); and

•
providing directors with full access to senior management and employees of the Corporation.

Directors review the annual work plan for Board and committee meetings, participate in setting the agendas for such meetings and participate in annual strategic planning sessions.
The Board’s continuing education program also includes management presentations, analyst reports and regular business updates from the CEO. The table below lists the education sessions we organized for our directors in 2023:
Topic	Presented By	Participants
Cybersecurity Update	Management	Board
EMS Sector Overview	External	Board
Recent Trends in Executive Compensation	External	HRCC
ESG Update (including an update on Celestica’s progress on its climate targets)	Management	NCGC
Governance and Regulatory Review	Management	NCGC
All directors were provided with educational materials and participated in sessions relevant to the committees on which they sit and HRCC members were also provided with educational materials prepared by the Compensation Consultant, including on the following topics:
•
Attraction and Retention of Talent in 2023

•
Cybersecurity Governance

•
ESG in Incentive Plans

Site visits of the Corporation’s facilities are arranged from time to time for Board members. In March 2023, certain of the Board members attended a site visit to our Silicon Valley Customer Experience Center.
Directors were surveyed with respect to future key educational priorities for the Board and provided suggestions for future director education topics. The NCGC reviewed the survey results, and the Chair of the NCGC and CEO developed a director education plan for 2024.

Director Skills Matrix
The NCGC has developed the following skills matrix which identifies the functional competencies, expertise and qualifications of the Corporation’s director nominees and the competencies, expertise and qualifications that the Board would ideally possess.
		Kulvinder (Kelly) Ahuja	Robert A. Cascella	Deepak Chopra	Françoise Colpron	Jill Kale	Laurette T. Koellner	Robert A. Mionis	Luis A. Müller	Michael M. Wilson
Skills
	Service on Other Public (For-Profit) Company Boards		✔	✔	✔		✔	✔	✔	✔
	Senior Officer or CEO Experience	✔	✔	✔	✔	✔	✔	✔	✔	✔
	Financial Literacy*	✔	✔	✔	✔	✔	✔	✔	✔	✔
	Europe and/or Asia Business Development	✔	✔	✔	✔		✔	✔	✔	✔
	Marketing and Sales	✔	✔	✔	✔	✔		✔	✔	✔
	Operations (supply chain management and manufacturing)		✔	✔	✔	✔		✔	✔	✔
	Strategy Deployment / Business Transformation	✔	✔	✔	✔	✔	✔	✔	✔	✔
	M&A / Business Integration	✔	✔	✔	✔	✔	✔	✔	✔	✔
	Human Capital Management (including talent development and succession planning)	✔	✔	✔	✔	✔	✔	✔	✔	✔
	Risk Management				✔	✔	✔		✔	✔
	IT and Cybersecurity	✔		✔			✔	✔	✔
	Finance and Treasury		✔	✔			✔		✔
ESG	Environmental (including climate change)									✔
	Social (including diversity and inclusion)		✔	✔	✔	✔	✔	✔
	Governance		✔	✔	✔	✔	✔	✔	✔	✔
Markets
	Experience in Markets Served by the Corporation	✔	✔	✔	✔	✔	✔	✔	✔

*
In addition, the Board has determined that Ms. Koellner, Mr. Chopra and Dr. Müller are each audit committee financial experts as defined in Item 16A(b) of Form 20-F and each have the financial expertise required for audit committee members under Section 303A.07 of the NYSE Listed Company Manual.

Nomination and Election of Directors
Recognizing that new directors may be required from time to time, the NCGC maintains the skills matrix described above under Director Skills Matrix for the purpose of identifying any gaps and determining the profiles for potential director nominees that would best serve the Corporation.
Director Search Process
The Board is committed to nominating highly qualified individuals to fulfill director roles, based on the needs of the Corporation at the relevant time. The Board believes that diversity is important to ensure that Board members provide the necessary range of complementary perspectives, experience and expertise required to achieve effective stewardship of the Corporation. To assist in meeting our diversity objectives and ensure there are no systemic barriers or biases in our policies or practices, the Board maintains the Board Diversity Policy described below under Board Diversity.

In light of the vacancy left by the resignation of Mr. Popatia from the Board and Mr. DiMaggio’s determination not to stand for re-election to the Board at the Meeting, Mses. Colpron and Koellner and Mr. Wilson served on an ad hoc Director Search Committee during 2023. The Director Search Committee was responsible for identifying potential director nominees adhering to the Board Diversity Policy. An initial candidate list of 50% women was developed by the NCGC with the assistance of a director search firm. Suitable candidates were interviewed by the members of the Director Search Committee. Ultimately, Mr. Kulvinder (Kelly) Ahuja was appointed to the Board effective January 29, 2024 on the basis that he will make a strong contribution and provide the background, skills, experience and diversity needed by the Board in view of the Corporation’s strategy.
Retirement Policy and Term Limits
The Board strives to achieve a balance between the need to retain directors with valuable institutional experience and the benefits obtained from new perspectives and approaches that accompany Board turnover.
Celestica’s Corporate Governance Guidelines provide that, unless the Board authorizes an exception, a director shall not stand for re-election after his or her 75th birthday (and the Corporation does not provide a director with any additional financial compensation upon retirement).
The Board has not adopted term limits, but continues to assess whether or not they are appropriate. The Board is currently satisfied that there is a suitable level of director turnover to ensure the ongoing addition of fresh perspectives and experience to the Board. The Board considers that the imposition of term limits would discount the value of experience and continuity among directors, runs the risk of excluding experienced and valuable board members, and is therefore not in the best interests of the Corporation.
The average tenure of Celestica’s director nominees is five years. The Board has gone through significant refreshment over recent years, and is currently comprised of a mix of longer-serving directors familiar with our history, including the Chairs of the Board and Audit Committee, and newer directors who bring fresh and diverse perspectives to the Board, including the Chairs of the HRCC and NCGC.
To ensure adequate Board renewal, the Board relies on rigorous director assessments for evaluating directors, reviews the composition and effectiveness of the Board annually, including the tenure and performance of individual directors, and maintains the skills matrix disclosed above to ensure the Board possesses the requisite experience, expertise and business and operational insight for the effective stewardship of the Corporation.
Board Diversity Policy
The Board maintains a Diversity Policy, which includes a goal of maintaining a Board composition in which at least 30% of the Board identify as women and at least one Board member identifies as an Indigenous person, is a member of a visible minority, has a disability, or is LGBTQ+. When identifying candidates for election or appointment to the Board of Directors, the Board and its NCGC will:
•
consider candidates who are qualified based on a balance of skills, background, experience and knowledge;

•
take into account diversity considerations such as age, geographical representation from the regions in which Celestica operates, and representation from underrepresented groups;

•
ensure that diverse candidates are brought forth for consideration;

•
ensure that the initial candidate list is comprised of no less than 50% people who identify as women; and

•
periodically review recruitment and selection protocols to ensure diversity remains an important component of the Board.

The Board believes that the composition and number of director nominees will allow the Board to perform effectively and act in the best interests of the Corporation and its stakeholders, and we further believe the Board is successfully addressing diversity.

The self-identified representation of designated groups among the director nominees is shown below:
Nominees	Number (#)	Percentage (%)
Women	3	33%
Indigenous People	—	—
Visible Minorities	3	33%
Persons with Disabilities	—	—
LGBTQ+	—	—
Director Assessments
The Board Mandate requires the Board to evaluate and review its performance, committees and directors on an annual basis. Under Celestica’s Corporate Governance Guidelines, the NCGC is responsible for developing and recommending to the Board a process for annually assessing the performance of the Board as a whole, and its committees, and assessing the contribution of individual directors (including the Chair of the Board and chair of each standing committee of the Board), including through peer review and management feedback. The Board conducts a self-evaluation annually to determine whether it and its committees are functioning effectively. Every three years, the Board evaluation is conducted by an external advisor (anticipated to occur next in 2024). The NCGC is responsible for overseeing the execution of the assessment process approved by the Board.
Process
Every year, the NCGC determines the structure of the evaluation with the scope, focus and requirements of the evaluation varying from year to year. The process may also involve soliciting feedback from senior executives as to the effectiveness of their working relationship with the Board and how to improve it. The results of the evaluation, and feedback on the evaluation process itself, are integrated into the next year’s Board evaluation cycle.
This process is led by the Chair of the NCGC, and for 2023 was comprised of the following steps:

•
The Chair of the NCGC and the Corporate Secretary developed a questionnaire taking into account the findings of previous years and input from the Board. The questionnaire included evaluations of the Board, Board Chair, each committee chair and a self-review.

•
Each director was sent the questionnaire electronically.

•
Consolidated responses to the questionnaire were sent to the Chair of the NCGC for review.

•
The Chair of the NCGC prepared a report of findings, which was ultimately presented to the NCGC.

•
The overall results and suggestions derived from the assessment were taken into consideration to improve the functioning and activities of the Board and its committees.

Governance Policies and Practices
Majority Voting Policy
The Corporation has adopted a Majority Voting Policy which is described above under Information Relating to Our Directors — Election of Directors — Majority Voting.

BCG Policy and Promotion of Ethical Conduct
The Corporation’s BCG Policy applies to all of the Corporation’s directors, officers and employees. In addition, the Corporation’s CEO, senior finance officers and all personnel in the finance organization are subject to the Corporation’s Finance Code of Professional Conduct.
The Board reviews the BCG Policy and the process for administering the BCG Policy on an annual basis. Management provides regular reports to the Board with respect to compliance with the BCG Policy.
All employees above a designated level are required to certify compliance with the BCG Policy annually. The Corporation also provides an on-line training program for the BCG Policy. The BCG Policy requires ethical conduct from employees and encourages employees to report breaches of the BCG Policy to their manager. The Corporation provides mechanisms whereby employees can report unethical behavior, including the Celestica Ethics Hotline which provides a method for employees in every jurisdiction in the world to report unethical conduct, on an anonymous basis if they so choose.
As part of the Board Mandate, the Board has adopted as a minimum standard that directors must demonstrate integrity and high ethical standards. The Board Mandate also requires the Board, to the extent feasible, to satisfy itself as to the integrity of the Corporation’s CEO and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the organization.
The Corporation’s Corporate Values underpin the Corporation’s commitment to strong business ethics.
Material Interests in Transactions
The Corporation has no contracts or other arrangements in place in which any of its directors or officers has a material interest and does not anticipate entering into any such arrangement.
Celestica’s Corporate Governance Guidelines provide that a committee of independent (as defined under applicable NYSE listing standards) and disinterested Directors will conduct a reasonable prior review and ongoing evaluation of any material related party transaction involving Celestica (except for material transactions solely involving Celestica and one or more of its wholly-owned subsidiaries) and/or any transaction required to be disclosed pursuant to Item 7.B of Form 20-F for potential conflicts of interest.
Succession Planning
In accordance with its mandate, the HRCC, from time to time as it considers appropriate, maintains and reviews succession planning for the CEO, all positions that report to the CEO, and certain other positions. The HRCC regularly conducts a formal, in-depth review of each of these succession plans with the CEO in order to satisfy itself that the succession plans meet the needs of the Corporation. During 2023, the HRCC reviewed an in-depth talent and succession plan (“Talent Review”). The Talent Review included the CEO organization structure, mission critical roles, other senior leaders and key general managers. Risks, gaps and candidate succession readiness evaluations were discussed in light of performance and individual potential. The Talent Review also took into consideration current executive demographics, the existing pipeline of talent and a focus on women leaders.
Director Compensation
Director compensation is set by the Board on the recommendation of the HRCC and in accordance with director compensation guidelines and principles established by the NCGC. The HRCC retains an independent compensation consultant to provide it with market advice. During 2023, the HRCC approved an increase to the annual director and Chair retainers in order to align director fees with competitive market compensation as described above under Election of Directors — Director Compensation.

Cybersecurity and Information Security Risk
We prioritize the effective management of cybersecurity risks through a strategy focused on identifying, assessing, and responding to cybersecurity vulnerabilities, threats and incidents. Our primary objectives are to safeguard information assets, prevent their misuse or loss, and minimize business disruptions, through a comprehensive cybersecurity program intended to detect, analyze, contain and address cybersecurity risk exposures, threats and incidents.
As part of its oversight responsibilities, which include the identification of the principal risks of the business and ensuring the implementation of appropriate systems to manage such risks, the Board devotes significant time and attention to information security and risk management, including cybersecurity, data privacy, and regulatory compliance, supported by the Audit Committee. The Audit Committee is responsible for evaluating the Corporation’s major financial risk exposures and the steps management has taken to monitor and control such exposures. The Audit Committee Mandate also requires the Audit Committee to discuss guidelines, policies and steps to govern the process by which risk assessment and management is undertaken (including risks related to information security, cybersecurity and data protection) and the establishment and management of appropriate systems to manage such risks. The Audit Committee reviews cybersecurity risks through quarterly reports from management (which address, among other things, trends in cyber threats and the status of initiatives intended to bolster our security systems and the cyber readiness of our personnel), and monitors the status of existing information security controls and practices to mitigate the potential risk from evolving cybersecurity threats.
In accordance with the Board Mandate, the Board receives a quarterly report from management regarding the principal risks inherent in the business of the Corporation, including appropriate crisis preparedness, business continuity, information system controls, cybersecurity and information security, and disaster recovery plans. These reports address a range of topics, including industry trends, benchmark and assessment reports, technology modernization, policies and practices, and specific and ongoing efforts to prevent, detect, and respond to internal and external critical threats.
We use various processes to inform our assessment, identification and management of risk from cybersecurity threats, including technical security controls, policy enforcement mechanisms, monitoring systems, employee training, contractual arrangements, tools and related services from third-party providers, multidisciplinary coordination among cross-functional teams, and management oversight to assess, identify and manage material risks from cybersecurity threats.
Management takes several steps intended to mitigate the impact of cybersecurity and information security risks and incidents, including an annual management risk assessment (including cybersecurity risk), continued enhancement of information security and data loss prevention controls, maintenance of a robust cyber incident response plan, engaging an external consultant, and ensuring the Corporation maintains cybersecurity insurance coverage deemed appropriate. Management oversight procedures include: (i) a methodology to ensure cybersecurity events are promptly escalated and that appropriate internal and external reporting occurs; (ii) a monthly Information Security Governance Council meeting with all site IT managers; and (iii) quarterly meetings between senior executives and our Internal Audit department to discuss the outlook for the following year, focusing on the current risk environment.
Certain of our manufacturing sites are certified to ISO27001 (an international standard focused on information security), and we continue to perform assessments of our A&D sites and systems that support A&D data under U.S. National Institute of Standards and Technology (“NIST”) 800-171 Enhanced Cybersecurity Measures for Government Contractors. Third party experts are engaged to conduct NIST CSF (Cyber Security Framework) Audits to measure the Company’s cybersecurity maturity level, in addition to assistance with our cybersecurity risk management and strategy. Other third party providers provide us with ongoing assistance including threat monitoring, mitigation strategies, and updates on emerging security trends and developments while we have others engaged on retainer to provide targeted assistance forensic expertise as needed. We provide cybersecurity and information security compliance training for our employees at least twice per year, track completion, and require attestations. We conduct monthly mock phishing attacks to all employees; and cater training specifically to our needs, based on industry trends and potential threats. Select members of our IT Security Team participate in security training focusing on emergency preparedness and remediation. During 2023, we implemented a Third-Party Risk Management Program to perform IT security controls assessments for our third-party suppliers and vendors and measure the IT security rating of Celestica and these entities through an external security rating solution platform. Through this program our IT Risk and Compliance team assesses, monitors, and mitigates any potential cybersecurity risks from our new and existing third-party suppliers and vendors.
While we have invested, and continue to invest, in the protection of our data and IT infrastructure, we regularly face attempts by others to access our information systems in an unauthorized manner, to introduce malicious software to such systems or both, and while we have not been materially impacted by computer viruses, malware, ransomware, hacking incidents, outages, or unauthorized access to data, we have been (and may in the future be) the target of such events.
Further information about our assessment, identification and management of cybersecurity risk is described under Item 16K of our 2023 20-F.
Indebtedness of Directors and Officers
As at February 20, 2024, no current or former executive officers or members of the Board of the Corporation or its subsidiaries and none of their respective associates were indebted to the Corporation or any of its subsidiaries (or had indebtedness that was the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding provided by the Corporation or any of its subsidiaries) in connection with the purchase of SVS or in connection with any other transaction.
Directors, Officers and Corporation Liability Insurance
The Corporation and certain of its subsidiaries have entered into indemnification agreements with certain of their directors and officers. These agreements generally provide that the Corporation or the subsidiary which is a party to the agreement, as applicable, will indemnify the director or officer in question (including his or her heirs and legal representatives) against all costs, charges and expenses incurred by him or her in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved by reason of being or having been a director or officer of the Corporation or a subsidiary thereof, provided that he or she has acted honestly and in good faith with a view to the best interests of the Corporation or a subsidiary thereof.
The Corporation’s current directors’ and officers’ insurance policies provide for aggregate coverage of $150 million. The policies protect directors and officers against liability incurred by them while acting in their capacities as directors and officers of the Corporation and its subsidiaries. Included in the $150 million of aggregate coverage is coverage dedicated solely to individual directors and officers. The Corporation’s cost for this policy is approximately $2.0 million annually. Limits available under the policies are in excess of a self- retention of $2.5 million for each loss or claim.
ESG MATTERS
ESG matters are important to Celestica and we believe that responsiveness to ESG issues is an inherent component of sound corporate citizenship. As a result, we are committed to: operating our business with integrity; focusing on ESG issues that impact our customers, the industries we serve, our employees and our shareholders; contributing to the local communities in which we operate; developing our employees and workforce; and being considerate environmental and fiscal stewards. Our commitment to social responsibility extends to the environment, anti-corruption and trade compliance, responsible sourcing, human rights, labour practices and worker health and safety.
In 2023, we enhanced our existing business processes to address ESG matters by:
•
investing in renewable energy solutions driving reductions to our overall greenhouse gas (“GHG”) emissions;

•
aligning with external stakeholders’ desire for us to reduce our environmental impact, and measure, manage, and reduce GHG from our operations and our supply chain; and

•
continually improving our sustainability disclosures through alignment with updated standards.

Further, the Corporation ceased to be a “controlled company” as all of the then-outstanding MVS were converted into SVS on a one-for-one basis and sold to the public in two underwritten prospectus offerings, leaving the Corporation with a single class of issued and outstanding voting securities.
We value the input of our shareholders. In Q4 2023 and Q1 2024, we proactively contacted holders of SVS representing approximately 30% of the outstanding SVS. The Chair of the HRCC, Mr. Cascella, led this shareholder engagement initiative and participated in discussions with four of our largest shareholders representing approximately 11% of the outstanding SVS to discuss executive compensation and governance matters.
Throughout this Circular, including in the Corporate Governance section above and the Compensation Discussion and Analysis section below, we outline our governance practices, including those relating to board renewal and diversity, shareholder engagement and compensation matters. Detailed information regarding our ESG practices is available in our most recent Sustainability Report, available at www.celestica.com/sustainability. Highlights of our approach and commitment to ESG matters are described below.
ESG Oversight
As part of their enterprise-wide approach to oversight of the Corporation’s business, the Board and management monitor ESG matters including, among other things, climate change, sustainability and diversity and risks as follows:
•
In accordance with the Board Mandate, the Board is responsible for identifying the principal risks of the Corporation’s business and ensuring the implementation of appropriate systems to identify assess, manage and mitigate these risks;

•
In accordance with the Board Mandate and the NCGC Mandate, the Board and NCGC have oversight for Celestica’s strategy, policies and initiatives relating to ESG matters, including climate change, sustainability, and diversity. Management provides the NCGC with in-depth ESG reports annually, including comprehensive updates on the Corporation’s ESG strategies, policies and practices as well as updates on Celestica’s progress on achieving its climate targets. The Board reviews sustainability performance and key ESG performance indicators across our business;

•
On a quarterly basis, management also provides the Board with an update on the principal risks inherent in the business (including risks related to ESG matters including, among other things, climate policy and sustainability);

•
The Audit Committee assists the Board in overseeing Celestica’s major financial risk exposures. As part of the annual risk assessment prepared by management, ESG-related risks including, among other things, climate policy and sustainability are also evaluated and reviewed with the Audit Committee; and

•
The HRCC assists the Board in ensuring that executive compensation is appropriately linked to ESG matters. ESG measures are included in the individual performance objectives of each named executive officer’s performance scorecard.

Environmental Sustainability
We are committed to driving sustainability initiatives through collaboration with our employees, customers, suppliers and local communities. Our Sustainability Report, which is published annually, outlines our sustainability strategy, the progress we have made as a socially responsible organization, and the key activities and milestones we are working to achieve for each of our focus areas: our planet, our products and services, our people, and our communities.
The CEO is responsible for establishing and overseeing the Corporation’s sustainability strategy in alignment with business priorities, and the CEO, the CFO and the Chief Operations Officer receive and discuss quarterly sustainability updates. Discussions focus on our sustainability strategy and the progress we are making on our metrics. Input received in these meetings is used to shape Celestica’s sustainability strategy and ensure it aligns with business priorities. Our performance on sustainability goals is tracked and progress is linked to annual and long-term objectives within the CEO’s strategy, and compensation. Through our objective setting processes, these objectives cascade down throughout our organization and are part of our overall management systems.
At Celestica, we strive to minimize the impact of our operations on the environment by working to make our infrastructure sustainable and by reducing our GHG emissions. In 2020, we set a new GHG emissions reduction target in alignment with the Science Based Targets initiative (SBTi). We committed to a 30% reduction in absolute Scope 1 and Scope 2 GHG emissions by 2025 from a 2018 base year. We also committed to a 10% reduction in absolute Scope 3 GHG emissions from fuel and energy-related activities, purchased goods and services, and upstream and downstream transportation and distribution by 2025 from a 2018 base year. As of December 31, 2022, we reduced our Scope 1 and 2 emissions by 81% compared to our 2018 baseline.
We are committed to reporting our GHG emissions annually and have included third-party assurance of our GHG emissions in our annual Sustainability Report (available at www.celestica.com/sustainability-reporting) since 2013. Since 2010, we have responded to the CDP Climate Change questionnaire which enables engagement on environmental issues worldwide. We currently report in accordance with the guidance of the Global Reporting Initiative (GRI), and our most recent Sustainability Report includes disclosures aligned with the Sustainability Accounting Standards Board (SASB) and the Task Force on Climate-related Financial Disclosures (TCFD). Celestica remains committed to the UN Global Compact and submitted its Communication on Progress directly with the UN Global Compact.
As part of our sustainability strategy, we have adopted the ten (of 17) United Nations Sustainable Development Goals (“SDGs”) that we believe present opportunities for us to affect the greatest change. We determine this annually through our materiality assessment and during stakeholder conversations. The SDGs we have adopted reflect our commitment to diversity and inclusion, investments in our employees, continued focus on climate action and increased focus on water. We have an established Conflict Minerals Policy in accordance with the Dodd-Frank Wall Street Reform and Consumer Protection Act. We fully support the objectives of the conflict minerals legislation, which aims to minimize violence in the Democratic Republic of Congo and adjoining countries, and expect our suppliers to provide all necessary declarations.
Diversity and Inclusion
We believe in building an inclusive culture that encourages diversity of thought and attributes while allowing employees to thrive, be valued and celebrated. In our view, diversity includes, but is not limited to, gender or gender identity, race, age, ethnicity, religious or cultural background, disability, marital or family status, sexual orientation, education, skills, experiences, perspectives, language and other areas of potential difference. In furtherance of these beliefs, we maintain a Diversity and Inclusion Policy under which we are committed to providing a work environment in which everyone feels accepted and valued, by being treated fairly and with respect across the enterprise. We seek to listen, learn and understand from our employees, through whom we continuously strive to improve our culture of inclusivity.
Mr. Mionis is committed to diversity and inclusion as a focus for Celestica. In connection therewith, he signed the CEO Action for Diversity & Inclusion Pledge, a CEO-driven business initiative for advancing diversity and inclusion within all organizations. Through this pledge, Mr. Mionis is committed to: (1) creating a workplace that supports complex, and sometimes difficult, conversations about diversity and inclusion; (2) implementing unconscious bias education to help us to begin recognizing, acknowledging, and therefore minimizing any potential blind spots; (3) sharing what works and what does not work with leaders at other companies who are committed to diversity and inclusion; and (4) creating and sharing strategic diversity and inclusion plans with our Board to drive accountability.
In furtherance of the foregoing, the Corporation maintains both a Diversity and Inclusion Steering Committee (“D&I Steering Committee”) and a Diversity and Inclusion Committee (“D&I Committee”). The D&I Steering Committee, which is comprised of members of senior management and co-chaired by the CEO and CHRO, oversees diversity and inclusion at Celestica and seeks to ensure that diversity and inclusion are incorporated into our culture, workplace and talent practices. The D&I Committee is responsible for developing and promoting diversity and inclusion initiatives. We have also appointed a Diversity and Inclusion Leader to drive Celestica’s diversity and inclusion strategy. Management periodically updates the HRCC on the Corporation’s progress towards its diversity and inclusion objectives. We maintain five employee-led resource groups (Celestica Women’s Network, Celestica Black Employee Network, Celestica Pride Network, Celestica Indigenous Affinity Group and Celestica NextGen), each of which is championed by a senior leader.
Some of the key diversity and inclusions initiatives undertaken by Celestica in 2023 include:
•
expansion of the “Your Voice” employee engagement survey to include questions related to diversity and inclusion;

•
execution of “Leading Inclusively” training to our global leaders in order to raise awareness of the importance of inclusion, awareness of bias and micro-aggression, and how leaders can create a more inclusive environment;

•
diversity and inclusion training programs for all people leaders and employees, including instructor-led training for all people leaders to raise awareness of the importance of inclusion, awareness of bias and micro-aggression, and how leaders can create a more inclusive environment; and

•
held our third consecutive “Celestica Day for Diversity and Inclusion Awareness” to highlight the value of equity and reveal issues of inequity that may be unnoticed and unaddressed, understand diverse teams, cultural differences to develop intercultural fluency, spark ways of thinking about inclusion within Celestica and reinforce the value of diverse teams in the workplace.

During 2023, the CEO and our executive leadership team considered the ways in which, as a leadership team, they could drive meaningful impact in the area of diversity and inclusion at Celestica. They set goals for 2023 and beyond, including a long-term objective to strengthen diversity in our workforce, and agreed to take visible leadership roles in our diversity and inclusion initiatives.
The Board and management believe the presence of qualified and diverse individuals in executive positions within the Corporation and its subsidiaries is important to ensure that the profiles of senior management provide the necessary range of perspectives, experience and expertise required to achieve effective management. The Board recognizes the significant role that women with appropriate and relevant skills and experience play in contributing to diversity of perspective/thought in senior management roles. The Corporation has initiatives to raise awareness and support the advancement of women, including its Women’s Network and Women in Action Program. The mission of the Women’s Network is to develop and enable women, engage men, and create an organization that promotes an inclusive and diverse environment. The Women In Action Program is a leadership development program intended to enrich leadership traits and skills in women, and support career growth. The Corporation has adopted an equal opportunity policy which prohibits employment-related decisions based on or affected by prohibited factors, including an employee’s gender. Accordingly, the Corporation does not specifically consider the level of representation of women in executive officer positions when making executive officer appointments and has not established a target regarding the number of women in senior executive positions.
Celestica’s executive leadership team is comprised of eight individuals, one of whom self-identifies as a woman (however, none of the executive officers of the Corporation, including its major subsidiaries, self-identify as women). Three members of the executive leadership team self-identify as members of visible minorities and none self-identify as Indigenous peoples, persons with disabilities or LGBTQ+. We set specific diversity targets when establishing candidate pools for succession plans and talent attraction strategy at the executive level; however, we do carefully consider a broad range of criteria, most importantly, the appropriate matching of business needs to drive long-term value for our stakeholders and the proven skills and capabilities of new appointees.
Shareholder Engagement and Outreach
Shareholder Engagement Initiative
We value the input of our shareholders. After our 2023 AGM, we proactively contacted SVS shareholders to elicit their views.

•
Invitations to engage were sent to 13 of our top SVS shareholders (representing approximately 30% of the outstanding SVS

•
We met with four SVS shareholders (representing approximately 11% of the outstanding SVS)

•
Nine SVS shareholders either confirmed that they had no concerns to discuss or did not respond (representing approximately 19% of the outstanding SVS)

In Q4 2023 and Q1 2024, the Chair of the HRCC and the CHRO met with SVS shareholders in order to provide them with an overview of our executive compensation philosophy and pay-for-performance strategy, and to seek their feedback on executive compensation. Other topics of interest raised by such shareholders included talent management succession planning, diversity, Board composition and the Board’s oversight of strategy. These SVS shareholders were supportive of our executive compensation program and there were no explicit requests for changes to be made with respect thereto.
One shareholder wanted to discuss the length of KPMG’s tenure and the steps taken by the Audit Committee to promote auditor independence. We outlined our processes to ensure KPMG’s independence and to promote audit quality. We also noted the stringent oversight from the Canadian Public Accountability Board and provincial accounting regulatory bodies, who prescribe rules such as partner rotation as a foundation of independence. During the meeting, we agreed to review the Audit Committee Mandate to address the shareholder’s concerns. As part of our annual comprehensive corporate governance review, the Audit Committee Mandate was updated to enhance the provision pertaining auditor independence to reflect pre-existing practice by adding a requirement for the Audit Committee to periodically review and evaluate the qualifications, performance and independence of the external auditor, including the lead audit partner and senior members of the independent auditor team. See Information About Our Auditor below.
From time to time, the Corporation also engages with proxy advisory firms in order to identify executive compensation and governance topics of most interest to shareholders and to discuss how the Corporation considers such matters.
Our approach to shareholder engagement is summarized in the following diagram:
Shareholder Outreach
Additionally, as part of our regular shareholder outreach, we engaged in the following initiatives during 2023:
• management provided quarterly updates on our Investor Relations program to the Board	• management hosted a virtual investor meeting to provide an overview of the business outlook and growth opportunities, and details on its near-term and long-term financial outlook

• management regularly engaged in meaningful communication with shareholders through quarterly earnings calls to review our quarterly financial and operating results
•
management attended and presented at 7 investor conferences, and conducted 6 non-deal roadshows

•
management participated in approximately 280 meetings with SVS shareholders (outside of the shareholder engagement initiative meetings)

Shareholder Communications
Each year, we communicate with shareholders through our various public disclosures, including our Annual Report on Form 20-F, management information circular, MD&A for the first three quarters of each year, quarterly financial statements, news releases and regular updates to our website at www.celestica.com. The Corporation encourages shareholders to participate in our governance by holding annual advisory “say-on-pay” votes with respect to executive compensation. The results of such votes are given due consideration in developing the Corporation’s governance policies and compensation philosophy. Our Investor Relations team can be contacted directly at clsir@celestica.com.
Shareholders and other interested parties may also confidentially contact the Chair of the Board, the non- management directors or the independent directors by writing to them individually or as a group at the Corporation’s head office. On receipt of shareholders letters addressed to the Chair of the Board, non- management directors or independent directors, we will forward such letters unopened to the Chair of the Board or to the appropriate addressee(s) or their designees. See Delivery of Meeting Materials and Voting Information — How Can I Contact the Independent Directors, Non-Management Directors and the Chair below.
Employee Engagement
At Celestica, we know our success depends on our talented people and their commitment to excellence. We believe employee engagement is crucial for employee performance and productivity, and strong business outcomes. We therefore continually strive to enhance employee engagement.
In support of our efforts to foster a high-performing and engaged workforce, we launched a global employee engagement survey in 2023 in order to measure overall engagement and identify our strengths and areas for improvement. This survey was expanded to include diversity and inclusion-related questions. The results of the survey were reviewed by management and compared against the last employee engagement survey conducted in 2021. Participation in the survey was at a company-high of 91%, increasing by 3% from the 2021 survey. Management reviewed the survey results, together with management’s strategy to continue to improve engagement levels in response to the survey feedback, with the HRCC.
Employee engagement activities during 2023 included:
•
enhanced our “Grow Together” talent strategy with new programs to support ongoing talent development emphasizing growth opportunities for employees by providing leadership development programs, a peer-mentorship program, career development and global speaking events aligned to Celestica’s culture and overall topics of interest and increased access to online learning;

•
continued to coach managers with inclusivity and engagement practices through training and education sessions;

•
built a continuous feedback culture through training and education sessions; and

•
conducted employee focus groups to understand factors impacting work-life balance in order to develop and implement wellness resources and work prioritization guidelines.

Celestica’s rewards and recognition programs acknowledge employees who are achieving business results by living our brand and values, and embracing the characteristics of our Leadership Imperatives. We encourage business and people leaders to acknowledge individual and team success in quarterly town halls, and in more formal ways through our Bravo! and Ignition Awards programs.
We believe that employee engagement and well-being is strengthened through healthy, supportive and safe workplaces. Globally, we have established a framework whereby all sites are required to measure and report on their environmental, health and safety performance regularly.

Ethical Labour Practices
Our BCG Policy outlines the ethics and practices we consider necessary for a positive working environment, as well as the high legal and ethical standards to which our employees are held accountable. 100% of our employees have completed BCG Policy training and we conduct annual re-certifications.
In addition, Celestica has well-established policies regarding fair labour practices and guidelines that create a respectful, safe and healthy work environment for our employees globally. We are a founding member (and remain a member) of the Responsible Business Alliance (“RBA”), a non-profit coalition of companies that, among other things, establishes standards for its members in responsible and ethical practices in the areas of labour, environmental compliance, employee health and safety, ethics and social responsibility. The RBA Code of Conduct outlines industry standards intended to ensure that working conditions in the supply chain are safe, workers are treated with respect and dignity, and manufacturing processes are environmentally responsible. We continually work to implement, manage and audit our compliance with the RBA Code of Conduct.
We are committed to the development and fair treatment of our global workforce, including promotion of a diverse workforce, an inclusive work environment, equal employment opportunity hiring practices and policies, and anti-harassment, workforce safety and anti-reprisal policies.
Community Engagement
We strive to support the local communities in which we live and work. We encourage all full-time employees to take up to 16 hours of paid time off per year to volunteer through our Time Off to Volunteer program. This program gives employees the opportunity to become involved in their communities in a meaningful way and to help those in need.
United Way is a federated network of 67 local United Way Centraide offices serving more than 5,000 communities across Canada, each registered as its own non-profit organization. The goal is to create opportunities for a better life for everyone in our communities. In 2023, Celestica’s annual United Way fundraising campaign raised C$256,854, which brings Celestica’s lifetime fundraising amount to C$12.8 million.
External Recognition
Our commitment to corporate social responsibility continues to earn us external recognition. Below is a selection of the awards and recognition received by Celestica in 2023:
•
Recognized as one of Canada’s Most Admired Corporate Cultures for 2023 by Waterstone Human Capital

•
Platinum rating from EcoVadis

•
30th spot among Canada’s best corporate citizens in 2023 by Corporate Knights

•
ASM’s 2023 PRISM Award for leadership in social and climate

•
Recognized as Excellence Awardee and Finalist for the Excellence in Diversity and Inclusion award as part of the 2023 Canada HR Awards

Additionally, the Corporation was recently recognized as one of Canada’s Top 100 Employers for Young People by Mediacorp Canada in 2024.

INFORMATION ABOUT OUR AUDITOR
Appointment of Auditor
KPMG LLP (“KPMG”) is the current auditor of the Corporation and was first appointed as auditor of the Corporation on October 14, 1997.
Under its Mandate, the Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the work of the external auditor, including satisfying itself as to the independence of the external auditor. As part of this process:
•
the Audit Committee requires the external auditor to submit, at least annually, a formal written statement delineating all relationships between the external auditor and the Corporation. The Audit Committee is responsible for actively engaging in a dialogue with the external auditor with respect to any disclosed relationships or services that may impact the objectivity and independence of the external auditor, and for recommending that the Board take appropriate action in response to the external auditor’s report to satisfy itself of the external auditor’s independence;

•
no non-audit services shall be provided to the corporation or its subsidiaries by the external auditor unless approved in advance by the Audit Committee. In deciding whether to approve any non-audit services, the Audit Committee considers whether such services are compatible with the external auditor’s independence. The Chair may approve additional non-audit services provided to the corporation or its subsidiaries that arise between committee meetings, provided that the Chair reports any such approvals to the Audit Committee at the next scheduled meeting; and

•
the Audit Committee has established a policy setting out the restrictions on Celestica hiring partners, employees and former partners and employees of Celestica’s external auditor or former external auditor.

As part of our annual comprehensive corporate governance review and in response to our shareholder engagement initiative described above under ESG Matters — Shareholder Engagement and Outreach, the Audit Committee mandate was updated to enhance the provision pertaining auditor independence to reflect pre-existing practice by adding a requirement for the Audit Committee to periodically review and evaluate the qualifications, performance and independence of the external auditor, including the lead audit partner and senior members of the independent auditor team. The Audit Committee must present its conclusions with respect to the external auditor and report all actions taken with respect to the engagement or termination of the external auditor to the full Board.
The Audit Committee and the Board recommend that KPMG LLP be re-appointed as the auditor of the Corporation to hold office until the close of the next annual meeting of shareholders.
It is intended that, on any ballot relating to the appointment of the auditor, the SVS represented by proxies in favour of the Proxy Nominees will be voted in favour of the appointment of KPMG as auditor of the Corporation to hold office until the next annual meeting of shareholders, unless authority to do so is withheld.
Fees Paid to KPMG
The Audit Committee of the Board of Directors negotiates with the auditor of the Corporation on an arm’s-length basis in determining the fees to be paid to the auditor. Such fees are based upon the complexity of the matters dealt with and the time required to be expended by the auditor in providing services to the Corporation. The following table sets out the fees paid to KPMG in 2023 and 2022.

Table 7: Fees Paid to KPMG
	Year Ended December 31 (in millions)
	2023	2022
Audit Services(1)	$4.94	$4.5
Audit Related Services(2)	$0.24	$0.01
Tax Services(3)	$0.12	$0.1
Other(4)	$0.03	$0.2
Total	$5.33	$4.81

(1)
Audit services in 2023 included securities related work in connection with the conversion of MVS into SVS and the related two secondary public offerings by Onex.

(2)
Audit related services in 2023 included pension plan audits, financial statement translation services and certain specified audit procedures, and in 2022 included financial statement translation services and certain specified audit procedures.

(3)
Tax services were mainly comprised of tax advisory and compliance services during each of 2023 and 2022.

(4)
Other services in 2023 consisted of procedures in relation to verification of income tax exemption conditions and restructuring advisory work, and in 2022 primarily consisted of certain special assurance services required on inventory and financial statement processing services.

It is intended that, on any ballot relating to the remuneration of the auditor, the SVS represented by proxies in favour of the Proxy Nominees will be voted in favour of the authorization of the Board of Directors to fix the remuneration to be paid to the auditor, unless authority to do so is withheld.
SAY-ON-PAY
The Corporation has held an advisory vote on executive compensation annually since 2012. While this vote is non-binding, it gives shareholders an opportunity to provide important input to the Board.
Last year, at our 2023 AGM, we received a 97.93% vote FOR our non-binding advisory resolution on executive compensation. In Q4 2023 and Q1 2024, as part of our shareholder engagement initiative, the Chair of the HRCC and the CHRO met with shareholders representing approximately 11% of the outstanding SVS with the objective of providing such shareholders with an overview of our executive compensation philosophy and pay-for-performance strategy, and to seek their feedback on our executive compensation program. These shareholders were supportive of our executive compensation program and there were no explicit requests for changes to be made with respect thereto. Such shareholders expressed appreciation of the opportunity to provide feedback.
The HRCC continues to work to ensure that our compensation program pays for performance, is based on sound principles, supports long-term sustainable value, is clear and transparent, and aligns with shareholder interests.

Advisory Say-On-Pay Resolution
Shareholders will be asked at the Meeting to consider, and, if deemed advisable, adopt the following resolution:

Resolved, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the shareholders accept the approach to executive compensation disclosed in the Corporation’s management information circular delivered in advance of the 2024 annual and special meeting of shareholders.

It is intended that, on any ballot relating to the advisory vote on executive compensation, the SVS represented by proxies in favour of the Proxy Nominees will be voted in favour of the resolution, unless a vote “against” is indicated.
The Board of Directors will take the results of the vote into account, as it deems appropriate, when considering future compensation policies, practices and decisions and in determining whether to further increase engagement with shareholders on compensation and related matters. The Board will consider this year’s results, other feedback it receives, as well as best practices in compensation and governance when reviewing our executive compensation in the future. The Corporation will disclose the results of the shareholder advisory vote as part of its report of voting results for the Meeting.
ARTICLES OF AMENDMENT
Amendments to the Corporation’s Articles of Incorporation
At the Meeting, shareholders will be asked to consider and, if thought advisable, pass a special resolution approving an amendment to the Corporation’s articles of incorporation to, among other related changes, (a) eliminate MVS as an authorized class of shares of the Corporation, and (b) redesignate the SVS as common shares.
The Corporation currently has two classes of authorized shares that entitle holders to vote at meetings of the shareholders of the Corporation: MVS and SVS. Contemporaneously with the closing of an underwritten secondary public offering of SVS by Onex which was completed on August 4, 2023, all then-outstanding MVS were converted into SVS on a one-for-one basis, leaving the Corporation with SVS as the only class of issued and outstanding voting securities. As a result, the Board has determined that it is in the best interest of the Corporation to amend the articles of incorporation of the Corporation to eliminate the MVS as an authorized class of shares of the Corporation and to redesignate the SVS as common shares.
A copy of the new share terms to be effected pursuant to the proposed articles of amendment of the Corporation is attached as Schedule B to this Circular.

Resolution and Vote Required
Shareholders will be asked at the Meeting to consider, and, if deemed advisable, adopt the following special resolution (the “Articles Resolution”):

Resolved that:
(a)
the articles of Celestica Inc. (the “Corporation”) be amended as follows:

(i)
to cancel the class of shares designated as Multiple Voting Shares, of which none are issued and outstanding, and to delete the rights, privileges and restrictions attached to the Multiple Voting Shares;

(ii)
to redesignate the existing class of shares designated as Subordinate Voting Shares to Common Shares;

(iii)
to make non-substantive amendments to the rights, privileges, restrictions and conditions attaching to the Subordinate Voting Shares (Common Shares) to reflect the elimination of the Multiple Voting Shares from the Corporation’s share capital structure; and

(iv)
to make such conforming amendments to the articles of the Corporation as may be required to reflect the foregoing resolutions;

(b)
any one officer or any one director of the Corporation, is hereby authorized and empowered, acting for, in the name of and on behalf of the Corporation, to take all such further actions, to execute and deliver such further agreements, instruments and documents in writing and to do all such other acts and things as in their opinion may be necessary and/or desirable to give effect to the foregoing resolutions including, without limitation, to execute (under the corporate seal of the Corporation or otherwise) and deliver articles of amendment of the Corporation, in the manner provided under the Business Corporations Act (Ontario);

(c)
the directors of the Corporation may revoke these special resolutions without further approval of the shareholders of the Corporation at any time prior to the issuance of a Certificate of Amendment giving effect to the amendment to the articles of the Corporation and to determine not to proceed with the amendment, in each case, without further approval of the shareholders of the Corporation.

Two-thirds of the votes cast at the Meeting, whether by proxy or by attending and voting at the Meeting, will constitute approval of the Articles Resolution.
It is intended that, on any ballot relating to the Articles Resolution, the SVS represented by proxies in favour of the Proxy Nominees will be voted in favour of the resolution, unless a vote “against” is indicated.
If the Articles Resolution is passed the Board has authorized and intends to implement a restatement of the articles of incorporation of the Corporation to incorporate all amendments thereto, as permitted (without further shareholder approval) by the Business Corporations Act (Ontario).
Registered shareholders holding SVS certificates may contact the Corporation for instructions on how to exchange such certificates for common share certificates, but are not required to do so.
BY-LAW 1
Amendment and Restatement of By-Law 1
At the Meeting, shareholders will be asked to confirm the amended and restated By-Law 1 which was approved with immediate effect by the Board on September 3, 2023 to remove the Canadian residency requirement for directors. Effective July 5, 2021, the Business Corporations Act (Ontario) (“OBCA”) was amended, pursuant to Ontario’s Bill 213 — The Better for People, Smarter for Business Act, 2020, to remove the statutory requirement that 25% of the directors of the Corporation be “resident Canadians” within the meaning of the OBCA. The amended and restated By-Law 1 of the Corporation reflects this modernization of the OBCA. A blacklined copy of the amended and restated By-Law 1 of the Corporation (showing changes from the previous version in effect) is available on the Corporation’s website at https://www.celestica.com/shareholder-documents, and is attached as Schedule C to this Circular. A clean copy of the amended and restated By-Law 1 of the Corporation is available under the Corporation’s profile on SEDAR+ at www.sedarplus.com. A blacklined and clean copy of amended and restated By-Law 1 are also attached as exhibits to our Form 6-K furnished on February 28, 2024, available at www.sec.gov.
Resolution and Vote Required
Shareholders will be asked at the Meeting to consider, and, if deemed advisable, adopt the following ordinary resolution (the “By-Law 1 Resolution”):

Resolved that:
(a)
the amendment and restatement of By-Law 1 of Celestica Inc. (the “Corporation”), approved by the Corporation’s Board of Directors on September 3, 2023, is hereby approved, ratified and confirmed; and

(b)
any one officer or any one director of the Corporation, is hereby authorized and empowered, acting for, in the name of and on behalf of the Corporation, to take all such further actions, to execute and deliver such further agreements, instruments and documents in writing and to do all such other acts and things as in their opinion may be necessary and/or desirable to give effect to the foregoing resolution.

A simple majority of the votes cast at the Meeting, whether by proxy or by attending and voting at the Meeting, will constitute approval of the By-Law 1 Resolution. In order for the amended and restated By-Law 1 to remain in effect following the termination of the Meeting, the By-Law 1 Resolution must be confirmed and approved at the Meeting.
It is intended that, on any ballot relating to the By-Law 1 Resolution, the SVS represented by proxies in favour of the Proxy Nominees will be voted in favour of the resolution, unless a vote “against” is indicated.

2023 VOTING RESULTS
2023 Voting Results
The voting results of the Meeting will be filed on SEDAR+ at www.sedarplus.com and EDGAR at www.sec.gov following the Meeting. The voting results from the 2023 AGM held on April 27, 2023 were as follows:
Table 8: 2023 Voting Results
Brief Description of Voting Matters	Outcome of the Vote
	Approved	For
In respect of the election of the following proposed nominees as members of the Board of Directors of the Corporation
Robert A. Cascella	✓	98.06%
Deepak Chopra	✓	98.45%
Françoise Colpron	✓	98.87%
Daniel P. DiMaggio	✓	98.43%
Jill Kale	✓	98.88%
Laurette T. Koellner	✓	97.76%
Robert A. Mionis	✓	98.61%
Luis A. Müller	✓	98.83%
Tawfiq Popatia	✓	98.38%
Michael M. Wilson	✓	98.42%
In respect of the appointment of KPMG as the auditor of the Corporation for the ensuing year	✓	98.50%
In respect of the authorization of the Board of Directors of the Corporation to fix the remuneration of the auditors	✓	99.13%
In respect of the advisory resolution on the Corporation’s approach to executive compensation	✓	97.93%

HRCC LETTER TO SHAREHOLDERS
Dear Shareholders,
On behalf of the HRCC, I am pleased to share our approach to executive compensation and the framework we used to make our compensation decisions for the CEO and the other named executive officers for 2023. The decisions on executive compensation made by the HRCC reflect our focus on creating long-term value for shareholders.
2023 Performance
Celestica accomplished many exceptional achievements during 2023, including the following financial and stock price performance achievements:
Key Financial Measures
•
Revenue of $7.96 billion, compared to $7.25 billion in 2022, an increase of 10%

•
Non-IFRS operating margin* of 5.6%, compared to 4.9% for 2022, an improvement of 70 basis points

•
Non-IFRS adjusted EPS* of $2.43, compared to $1.90 for 2022, a growth rate of 28%

•
Non-IFRS adjusted free cash flow* of $194 million, approximately double our result from 2022 of $94 million

Directly Comparable IFRS Financial Measures
•
IFRS earnings from operations as a percentage of revenue of 4.8%, compared to 3.6% for 2022, an improvement of 120 basis points

•
IFRS EPS of $2.03, compared to $1.18 per share for 2022, a growth rate of 72%

•
IFRS cash provided by operations of $430 million, compared to $298 million in 2022, an increase of approximately 44%

Stock Performance
•
Celestica stock price on the NYSE on December 29, 2023 (the last trading day of the year) was $29.28 which represents an increase of 160% for the year

•
On a three year basis, Celestica’s total shareholder return (“TSR”) was 263%

•
Celestica’s annual TSR outperformed the average of the companies in the comparator group that we used to benchmark 2023 executive compensation by 147%

Pay-For-Performance Alignment
Celestica’s executive compensation program is designed to pay-for-performance, align the interests of executives and shareholders, incentivize executives to work cohesively with a shared vision that focuses on Celestica’s strategic objectives, ensure direct accountability for annual and long-term operating results, and reflect both business strategy and market norms. The HRCC also endeavors to ensure that the executive compensation program is established with appropriate governance, risk management and regulatory principles.
The HRCC is very pleased with Celestica’s outstanding performance in 2023. We believe the financial achievements and stock price performance are a direct result of the steadfast execution of the strategic plan set out by Rob Mionis several years ago.
2023 Compensation Decisions
Over the course of 2023, the HRCC fully executed on its mandate. The HRCC reviewed the Corporation’s executive pay-for-performance alignment in consultation with the Compensation Consultant and concluded that our 2023 executive pay levels were well-aligned with Celestica’s performance.

2023 Performance Measure Modifications
In light of the evolution of our business into a growth phase, the HRCC gave careful consideration to the performance measures to be used for Celestica Team Incentive plan (“CTI”) awards and for PSUs. In connection therewith, the HRCC approved two performance measure changes for 2023:
(i)
non-IFRS adjusted free cash flow* was added as a performance measure under the CTI corporate performance factor; and

(ii)
for PSU performance conditions:

•
non-IFRS operating margin* was replaced with non-IFRS adjusted EPS* as a performance condition for PSU vesting, measured over the three-year performance period rather than the last year of the three-year performance period; and

•
TSR will continue to be utilized as a modifier to the primary performance measure, increasing the modification factor range to -30% to +30% (from -25% to +25%).

The HRCC believes these changes are appropriate as Celestica has completed its multi-year transformation to reach its target margins and has shifted its focus to growth. These performance conditions are designed to align with this business strategy and to incentivize leaders to drive non-IFRS adjusted free cash flow* generation and expanded non-IFRS adjusted EPS*, which we believe will drive continued shareholder value.
For a detailed description of these 2023 performance measures, see Compensation Discussion and Analysis — 2023 Performance Measures Modifications below.
2024 Comparator Group
With its Compensation Consultant, the HRCC reviewed the companies in the 2023 comparator group against its selection criteria as part of its annual governance process. The review resulted in removing three companies from the group (ON Semiconductor, Keysight Technologies, and Diebold Nixdorf) and adding four new organizations (Flex Ltd., Jabil Inc., Fabrinet, and TTM Technologies). The HRCC used the revised comparator group to benchmark pay levels to support 2024 compensation decisions.
For a detailed description of these changes, see Compensation Discussion and Analysis — Compensation Objectives — Comparator Group below.
2023 Performance-Based Compensation Approved by the HRCC
The HRCC approved the following performance-based compensation for 2023:
CTI 2023 Corporate Performance Factor of 170%	Reflective of Celestica’s exceptional 2023 revenue, non-IFRS operating margin*, and non-IFRS adjusted free cash flow* performance, relative to the financial targets for the year based on the Corporation’s annual operating plan
2021 PSUs vested at 200% of the target amount granted
Granted in 2021, with a performance period from January 1, 2021 to December 31, 2023, and settled in February 2024
The overall vesting level of 200% reflected the following results with respect to the pre-determined performance criteria:
•
2023 non-IFRS operating margin* result against the target that was set in 2021 based on our long-term objectives

•
Modification based on average non-IFRS adjusted ROIC* over the performance period relative to a range set in 2021

•
Modification based on ranking of TSR performance over the performance period relative to the BMI Index (defined under NEO Equity Awards and Mix below)

2023 Shareholder Engagement
Together with our CHRO, Leila Wong, I had the pleasure to again meet with several of our SVS shareholders this year to discuss matters of importance to them. These shareholder meetings provided us with an open dialogue with our shareholders and offered valuable insights into their views. On behalf of the Board and Ms. Wong, I would like to express our thanks to our shareholders for consistently dedicating their time and offering insightful contributions. Shareholders were supportive of the Corporation’s strategy and leadership, as well as our executive compensation program. Beyond executive compensation, they shared perspectives on other issues such as talent management succession planning, diversity, Board composition, the Board’s oversight of strategy, and the Corporation’s external auditor. We shared their views with the HRCC and the Board. The HRCC concluded that our executive compensation philosophy is aligned with shareholder views. For more about these meetings, please see the ESG Matters — Shareholder Engagement and Outreach section above.
Conclusion
Executive compensation is a principal responsibility of the HRCC and the Committee has executed on its mandate with thoughtful resolution. The HRCC remains committed to shareholder engagement. On behalf of the HRCC, I thank you for your commitment to Celestica and I look forward to your participation in the Meeting. I encourage you to read the following Compensation Discussion and Analysis and to exercise your vote on executive pay. Although the say-on-pay resolution is an advisory vote, it provides the HRCC with important feedback on shareholder views towards executive compensation.
Yours sincerely,
Robert A. Cascella
Chair of the HRCC (on behalf of the HRCC)
*
This is a non-IFRS financial measure or ratio (based on a non-IFRS financial measure). See About the Information in this Circular — Note Regarding Non-IFRS Financial Measures in this Circular for the definition of, and information regarding, this measure, including where to find a reconciliation of this non-IFRS financial measure or the non-IFRS financial measure on which this non-IFRS ratio is based to the most directly-comparable IFRS financial measure. Non-IFRS financial measures and ratios do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies.

COMPENSATION DISCUSSION AND ANALYSIS
This Compensation Discussion and Analysis sets out the policies of the Corporation for determining compensation paid to the Corporation’s CEO, its CFO, and the three other most highly compensated executive officers in 2023 (collectively, the “Named Executive Officers” or “NEOs”). The NEOs who are the subject of this Compensation Discussion and Analysis are:

Robert A. Mionis — President and Chief Executive Officer
Mr. Mionis is responsible for Celestica’s overall leadership, strategy and vision. In conjunction with the Board of Directors, he develops the Corporation’s overall strategic plan, including the corporate goals and objectives as well as our approach to risk management. He is focused on positioning the Corporation for long-term profitable growth and ensuring the success of Celestica’s customers around the world.

Prior to joining Celestica in 2015, Mr. Mionis was an Operating Partner at Pamplona, a global private equity firm where he supported several companies across a broad range of industries, including the industrial, aerospace, healthcare and automotive industries. Before joining Pamplona, Mr. Mionis served as President and CEO of StandardAero, leading the company through a period of significant revenue and profitability growth. Over the course of his career, he has held a number of operational and service roles at companies in the aerospace, industrial and semiconductor markets, including General Electric, Axcelis Technologies, AlliedSignal and Honeywell. From 2018 to 2021, Mr. Mionis served on the board of Shawcor Ltd. (now known as Mattr Corp.), an energy services company listed on the TSX. Mr. Mionis is a member of the Board of Directors. He holds a Bachelor of Science in Electrical Engineering from the University of Massachusetts.

Mandeep Chawla — Chief Financial Officer
Mr. Chawla is responsible for the Corporation’s planning and management of short and long-term financial performance and reporting activities. He assists the CEO in setting the long-term strategic direction and financial goals of the Corporation, and manages overall capital allocation activities in order to maximize shareholder value. He provides oversight on risk management and governance matters, and leads the communication and relationship management activities with key financial stakeholders.

Mr. Chawla joined Celestica in 2010 and held progressively senior roles in the Corporation before assuming the role of CFO in 2017. He began his career at General Electric. Mr. Chawla was appointed to the Board of Directors of Sleep Country Canada Holdings Inc., a TSX-listed mattress and bedding retailer, in 2020 and he is currently the Chair of its Audit Committee.
Mr. Chawla holds a Master of Finance degree from Queen’s University and a Bachelor of Commerce degree from McMaster University. He is a CPA, CMA.

Jason Phillips — President, Connectivity & Cloud Solutions (“CCS”)
Mr. Phillips was appointed President, CCS, effective January 1, 2019. In this role, he is responsible for strategy and technology development, deployment and execution for Celestica’s enterprise and communications businesses. His responsibilities include the strategic development and execution of our HPS business (which includes firmware/software enablement across all primary IT infrastructure data center technologies, open source software offerings that complement our hardware platforms, and aftermarket services, including IT asset disposition) and HPS network, including our new center of excellence in Richardson, Texas, which expands our HPS footprint and increases our North America manufacturing capacity.

Mr. Phillips has over 25 years of industry experience and joined Celestica in 2008 holding progressively senior roles within the Corporation’s CCS business, most recently as Senior Vice President, Enterprise and Cloud Solutions. Prior to joining Celestica, he held the role of Vice President and General Manager, Personal Communications at Elcoteq, and spent five years at Solectron in senior roles spanning sales, global account management, business unit leadership, and operations. Mr. Phillips holds a Bachelor of Science in Business Administration from the University of North Carolina, Chapel Hill.

Todd C. Cooper — President, Advanced Technology Solutions (“ATS”)
Commencing in 2022, Mr. Cooper serves as President, ATS. He is responsible for strategy development, deployment and execution of Celestica’s A&D, Capital Equipment, HealthTech and Industrial businesses (including PCI Private Limited (“PCI”)). From 2018 to 2021, he served as Chief Operations Officer and was responsible for driving operational and supply chain excellence, quality and technology innovation throughout the Corporation, as well as for the enablement of processes that drive value creation. As part of his role, he also led the operations, supply chain, quality, global business services and information technology teams.

Mr. Cooper has over 25 years’ experience in operations leadership and advisory roles, including considerable experience in developing and implementing operational strategies to drive large-scale improvements for global organizations. Prior to joining Celestica, Mr. Cooper led supply chain, procurement, logistics, and sustainability value creation efforts at KKR, a global investment firm. Prior to that, he was the Vice President of Global Sourcing in Honeywell’s Aerospace Division. He previously held various management roles at Storage Technology Corporation, McKinsey & Company, and served as a Captain in the U.S. Army.
He holds a Bachelor of Science in Engineering from the U.S. Military Academy at West Point, a Master of Science in Mechanical Engineering from the Massachusetts Institute of Technology and an MBA from the MIT Sloan School of Management.

Yann Etienvre — Chief Operations Officer
Mr. Etienvre was appointed Chief Operations Officer effective January 1, 2022 after serving as an advisor upon joining Celestica in November 2021. He is responsible for driving operational excellence, quality, and technology innovation throughout the Corporation, as well as enabling processes that drive value creation. As part of his role, he leads the technology innovation, supply chain, information technology and operations excellence teams.

Mr. Etienvre joined Celestica from Sensata Technologies, where he served as the Executive Vice President and Chief Supply Chain Officer from 2019 to 2021. In this role, he was responsible for global operations, sourcing, logistics and compliance. He has held various leadership roles within Sensata Technologies, IMI plc, GE Healthcare, Montupet and Renault and has experience with various market segments including automotive, healthcare, electrification, oil and gas, energy and appliances.
He holds a Bachelor of Science in Mechanical Engineering from Institut National des Sciences Appliquées, Lyon and an EMBA from Marquette University.

A description and explanation of the significant elements of compensation awarded to the foregoing NEOs during 2023 is set forth below under 2023 Compensation Decisions.
Compensation Objectives
The Corporation’s executive compensation philosophy is to attract, motivate and retain the leaders who drive the success of the Corporation. In light of this philosophy, we have designed our executive compensation programs and practices to pay-for-performance, adhere to the Corporation’s risk profile, align the interests of executives and shareholders, incentivize executives to work as a team to achieve our strategic objectives, ensure direct accountability for annual and long-term operating results, and to reflect both business strategy and market norms. The HRCC reviews compensation policies and practices regularly, considers related risks, and makes any adjustments it deems necessary to ensure our compensation policies are not reasonably likely to have a material adverse effect on the Corporation.
A substantial portion of the compensation of our executives is linked to the Corporation’s performance. The HRCC establishes total target compensation and certain elements of compensation (base salary, short-term incentives and long-term incentives) for the NEOs with reference to the median compensation of the Comparator Group (defined under Comparator Group below), and other factors including experience, internal pay equity, work location, tenure, and role. Rather than setting pay formulaically to match the median exactly, the Comparator Group is primarily used for setting an anchor point by which to test the reasonableness of compensation. NEOs have the opportunity for higher compensation for performance that exceeds target performance goals, and will receive lower compensation for performance that is below target performance goals.
What We Do		What We Don’t Do
Pay-for-performance	✔	No repricing of options	X
Focus on long-term compensation using a balanced mix of compensation elements	✔	No hedging or pledging by executives of Celestica securities	X
Ensure the mix of executive compensation balances long-term success, annual performance, and adequate fixed compensation	✔	No steep payout cliffs at certain performance levels that may encourage short-term business decisions to meet payout thresholds	X
Consider market norms and competitive pay practices	✔	No multi-year guarantees	X
Mitigate undue risk in compensation programs	✔	No uncapped incentive plans	X
Retain an independent advisor to the HRCC	✔
Stress-test compensation plan designs	✔
Apply stringent share ownership policies and post- employment hold period for the CEO’s shares	✔
Clawback incentive-based compensation under specified circumstances	✔
Maintain equity plans that provide for change of control treatment for outstanding equity based on a “double trigger” requirement	✔
Set minimum corporate profitability requirement for CTI payments	✔
Establish caps on PSU payout factors	✔
Provide annual shareholder “say-on-pay” advisory vote	✔
The 2023 compensation package was designed to:
•
ensure executives are compensated fairly and in a way that does not result in the Corporation incurring undue risk or encouraging executives to take inappropriate risks;

•
provide competitive fixed compensation (i.e., base salary and benefits), as well as a substantial amount of at-risk pay through our annual and equity-based incentive plans;

•
reward executives for: achieving short-term operational and financial results through annual cash incentives based on the Corporation’s Annual Operating Plan (“AOP”); achieving long-term operational and financial results as well as superior share price performance relative to a group of technology hardware and equipment companies (through PSUs); and sustained, long-term leadership (through RSUs);

•
align the interests of executives and shareholders through long-term equity-based compensation;

•
recognize tenure and utilize a multi-year approach for setting and transitioning target compensation for executives who are new in their role;

•
reflect internal equity, recognize fair and appropriate compensation levels relative to differing roles and responsibilities, and encourage executives to work as a team to achieve corporate results; and

•
ensure direct accountability for the annual operating results and the long-term financial performance of the Corporation.

Independent Advice
The HRCC, which has the sole authority to retain and terminate an executive compensation consultant to the HRCC, has engaged the Compensation Consultant since 2006 as its independent compensation consultant to assist in identifying appropriate comparator companies against which to evaluate the Corporation’s compensation levels, to provide data about those companies, and to provide observations and advice with respect to the Corporation’s compensation practices versus those of chosen comparator companies and the market in general.
The Compensation Consultant also provides advice (upon request) to the HRCC on the policy recommendations prepared by management and keeps the HRCC apprised of market trends in executive compensation. The Compensation Consultant attended portions of all HRCC meetings held in 2023, in person, by telephone or virtually, as requested by the Chair of the HRCC. At each of its meetings, the HRCC held an in camera session with the Compensation Consultant without any member of management being present. Decisions made by the HRCC, however, are the responsibility of the HRCC and may reflect factors and considerations supplementary to the information and advice provided by the Compensation Consultant.
Each year, the HRCC reviews the scope of activities of the Compensation Consultant and, if it deems appropriate, approves the corresponding budget. During such review, the HRCC also considers the independence factors required to be considered by the NYSE prior to the selection or receipt of advice from a compensation consultant. After consideration of such independence factors and prior to engaging the Compensation Consultant in 2023, the HRCC determined that the Compensation Consultant was independent. The Compensation Consultant meets with the Chair of the HRCC and management at least annually to identify any initiatives requiring external support and agenda items for each HRCC meeting throughout the year. The Compensation Consultant reports directly to the Chair of the HRCC and is not engaged by management. The Compensation Consultant may, with the approval of the HRCC, assist management in reviewing and, where appropriate, developing and recommending compensation programs to align the Corporation’s practices with competitive practices. Any such service in excess of $25,000 provided by the Compensation Consultant relating to executive compensation must be pre-approved by the Chair of the HRCC. In addition, any non-executive compensation consulting service in excess of $25,000 must be submitted by management to the HRCC for pre-approval, and any services that will cause total non-executive compensation consulting fees to exceed $25,000 in aggregate in a calendar year must also be pre-approved by the HRCC.
The following table sets out the fees paid by the Corporation to the Compensation Consultant in each of the past two years:
Table 9: Fees of the Compensation Consultant
	Year Ended December 31
	2023	2022
Executive Compensation-Related Fees(1)	C$306,875	C$312,108
All Other Fees	C$—	C$—

(1)
Services for 2023 and 2022 included support on executive compensation matters that are part of the HRCC’s annual agenda (e.g., executive compensation competitive market analysis, review of trends in executive compensation, peer group review, pay-for- performance analysis and assistance with executive compensation-related disclosure, annual valuation of PSUs for accounting purposes, attendance at all HRCC meetings, and support with ad-hoc executive compensation issues that arose throughout the year). Services for 2023 also included a review of director compensation, including a competitive market analysis. Services for 2022 also included advice on 2023 incentive plan design changes.

Compensation Process
Executive compensation is determined as part of an annual process followed by the HRCC, supported by the Compensation Consultant. The HRCC reviews and approves compensation for the CEO and the other NEOs, including base salaries, target annual incentive awards under the CTI and equity-based incentive grants. The HRCC evaluates the performance of the CEO relative to financial and business goals and objectives approved by the Board from time to time for such purpose. The HRCC reviews data for the Comparator Group and other competitive market data, and consults with the Compensation Consultant before exercising its independent judgment to determine appropriate compensation levels. The CEO reviews the performance evaluations of the other NEOs with the HRCC and provides compensation recommendations. The HRCC considers these recommendations, reviews market compensation information, consults with the Compensation Consultant, and then exercises its independent judgment to determine if any adjustments are required prior to approval of the compensation of such other NEOs. The CEO and the other NEOs are not present at the HRCC meetings when their respective compensation is discussed.
The HRCC generally meets five times a year, in January, April, July, October and December. The annual executive compensation process typically follows the calendar outlined below:
January
•
Determine achievement of the corporate performance factor (based on the Corporation’s year end results as approved by the Audit Committee) and the individual performance factors for CTI payments for the previous year

•
Determine achievement of performance for the PSUs that are settled in the current year based on performance as of the end of the applicable performance period

•
Approve corporate performance objectives for the CTI for the current year

•
Approve performance goals for PSUs granted in the current year

•
Review individual target compensation levels and approve base salary, target under the CTI and long-term incentives for the current year

•
Conduct risk assessment of compensation programs

•
Review scope of activity of Compensation Consultant and approve fees for the current year

•
Review executive compensation disclosure

•
Review the corporate goals and objectives relevant to CEO compensation and evaluate CEO performance in light of the financial and business goals and objectives approved by the Board for the previous year Review and approve total compensation package for CEO for the current year, including stress-test of performance-based compensation

April	• Annual compensation policy review and pension plan review • Assess performance of Compensation Consultant • Diversity and inclusion update
July
•
Review and consider shareholder feedback from say-on-pay vote

•
Review trends and “hot topics” in compensation governance

•
Review and approve Comparator Group for the following year (based on the recommendation of the Compensation Consultant)

•
Review talent management strategy and succession plans

•
Conduct pay-for-performance alignment review

October	• Review market benchmark reports for the CEO and other NEOs • Review and evaluate interim performance relative to corporate goals and objectives for the current year
December
•
Review and evaluate updated interim performance relative to corporate goals and objectives for the current year

•
Review preliminary compensation recommendations and performance objectives for the following year, including base salary recommendations and the value and mix of equity-based incentives (NEO compensation recommendations are developed by the CEO. The CEO’s compensation recommendations are determined by the HRCC in consultation with the Compensation Consultant and the CHRO). By reviewing the compensation proposals in advance, the HRCC is afforded sufficient time to discuss and provide input regarding proposed compensation changes prior to the January meeting at which time the HRCC approves the compensation proposals, revised as they deem appropriate, based on input provided at the December meeting.

•
Preliminary evaluation of individual performance relative to objectives

HRCC Discretion
The HRCC may exercise its discretion to either award compensation absent attainment of a relevant performance goal or similar condition, or to reduce or increase the size of any award or payout to any NEO. The HRCC did not exercise such discretion for any NEO compensation in 2023.
Compensation Risk Assessment and Governance Analysis
The HRCC, in performing its duties and exercising its powers under its mandate, considers the implications of the risks associated with the Corporation’s compensation policies and practices. This includes: identifying any such policies or practices that encourage executive officers to take inappropriate or excessive risks; identifying risks arising from such policies and practices that are reasonably likely to have a material adverse effect on the Corporation; and considering the risk implications of the Corporation’s compensation policies and practices and any proposed changes to them.
The Corporation’s compensation programs are designed with a balanced approach aligned with its business strategy and risk profile. A number of compensation practices have been implemented to mitigate potential compensation policy risk. It is the HRCC’s view that the Corporation’s 2023 compensation policies and practices did not promote excessive risk-taking that would be reasonably likely to have a material adverse effect on the Corporation, and that appropriate risk mitigation features are in place within the Corporation’s compensation program. In reaching its opinion, the HRCC reviewed key risk-mitigating features in the Corporation’s compensation governance processes and compensation structure including the following:
Governance
Corporate Strategy Alignment	• Our executive compensation program is designed to link executive compensation outcomes with the execution of business strategy and align with shareholder interests.
Compensation Decision-Making Process	• We have formalized compensation objectives to help guide compensation decisions and incentive design and to effectively support our pay-for- performance policy (see Compensation Objectives).
Shareholder Engagement	• We have a shareholder outreach program through which we solicit feedback on our corporate governance, executive compensation program, and other matters.
Non-binding Shareholder Advisory Vote on Executive Compensation	• We hold an annual advisory vote on executive compensation, allowing shareholders to express approval or disapproval of our approach to executive compensation.
Annual Review of Incentive Programs
•
Each year, we review and set performance measures and targets for the CTI and for PSU grants under our long-term incentive plans that are aligned with our business plan and our risk profile to ensure continued relevance and applicability.

•
When new compensation programs are considered, they are stress-tested to ensure potential payouts would be reasonable within the context of the full range of performance outcomes. CEO compensation is stress-tested annually in addition to any stress-tests for new compensation programs.

External Independent Compensation Advisor
•
On an ongoing basis, the HRCC retains the services of an independent compensation advisor to provide an external perspective as to marketplace changes and best practices related to compensation design, governance and compensation risk management.

Overlapping Committee Membership	• All of our independent directors sit on the HRCC to provide continuity and to facilitate coordination between the Committee’s and the Board’s respective oversight responsibilities.

Compensation Program Design
Review of Incentive Programs
•
At appropriate intervals, we conduct a review of our compensation strategy, including pay philosophy and program design, in light of business requirements, shareholder views, market practice and governance considerations.

Fixed versus Variable Compensation
•
For the NEOs, a significant portion of target total direct compensation is delivered through variable compensation (CTI and long-term, equity- based incentive plans).

•
The majority of the value of target variable compensation is delivered through grants under long-term, equity-based incentive plans which are subject to time and/or performance vesting requirements.

•
The mix of variable compensation provides a strong pay-for-performance relationship.

•
The NEO compensation package provides a competitive base level of compensation through salary, and mitigates the risk of encouraging the achievement of short-term goals at the expense of creating and sustaining long-term shareholder value, as NEOs benefit if shareholder value increases over the long-term.

“One-company” Annual Incentive Plan
•
Celestica’s “one-company” annual incentive plan (the CTI) helps to mitigate risk-taking by tempering the results of any one business unit on Celestica’s overall corporate performance, and aligning executives and employees in the various business units and regions with corporate goals.

Balance of Financial Performance Metrics as well as Absolute and Relative Performance Metrics
•
The CTI ensures a balanced assessment of performance with ultimate payout tied to measurable corporate financial metrics.

•
Individual performance is assessed based on business results, teamwork and key accomplishments, and market performance is captured through RSUs as well as PSUs (which vest based on performance relative to both absolute and relative financial targets).

Minimum Performance Requirements and Maximum Payout Caps
•
A corporate profitability requirement must be met for any payout to occur under the CTI.

•
Additionally, target performance on a second CTI performance measure must be achieved for payment above target on the CTI’s revenue performance measure.

•
Each of the CTI payouts and PSU vesting have a maximum payout of two times target.

Share Ownership Requirement
•
Our Executive Share Ownership Guidelines require executives to hold a significant amount of our securities to help align their interests with those of shareholders’ and our long-term performance.

•
This practice also mitigates against executives taking inappropriate or excessive risks to improve short-term performance at the expense of longer-term objectives.

•
In the event of the cessation of Mr. Mionis’ employment with us for any reason, he will be required to retain the share ownership level set out in the Executive Share Ownership Guidelines on his termination date for the 12 month period immediately following his termination date as set out in Mr. Mionis’ amended CEO employment agreement effective August 1, 2016 (the “CEO Employment Agreement”).

Anti-hedging and Anti-pledging Policy
•
Executives and directors are prohibited from: entering into speculative transactions and transactions designed to hedge or offset a decrease in the market value of our securities; purchasing our securities on margin; borrowing against our securities held in a margin account; and pledging our securities as collateral for a loan.

Clawback and Recoupment Policies
•
We have adopted a Clawback Policy consistent with SEC rules and NYSE listing standards, providing for the recoupment of specified excess incentive compensation received by covered executives during specified periods in the event of certain accounting restatements.

•
Additionally, incentive compensation is subject to clawback if a specified employee has committed a material breach of certain post-employment provisions. See Clawback and Recoupment Policies below.

•
Celestica is also subject to the clawback provisions of the Sarbanes-Oxley Act of 2002

“Double Trigger”	• The LTIP and Celestica Share Unit Plan (“CSUP”) provide for change-of- control treatment for outstanding equity based on a “double trigger” requirement.
Severance Protection	• NEOs’ entitlements on termination without cause are in part contingent on complying with confidentiality, non-solicitation and non-competition obligations.
Pay-For-Performance Analysis	• We conduct periodic scenario-testing of the executive compensation programs, including a pay-for-performance analysis.
Comparator Group
Global Presence
While the Corporation is incorporated and headquartered in Canada, we have a global business strategy and we compete for executive talent worldwide. We operate a network of sites and centers of excellence strategically located in North America, Europe and Asia, with specialized end-to-end supply chain capabilities tailored to meet specific market and customer product lifecycle requirements.
The EMS industry is highly competitive, and certain of our businesses are extensively technical and highly specialized requiring a highly skilled leadership team.
2023 Comparator Group
Our approach to executive pay benchmarking reflects our strategic direction, the evolution of our business model, and external market conditions. It is important for the comparator group that is used to benchmark compensation (the “Comparator Group”) to reflect the global scale of executive talent required to drive our strategic vision, our market for executive talent, our financial characteristics and our highly specialized and diversified operations.

A majority of our current executive officers were not recruited from the Canadian market. Our three most recent CEOs (including Mr. Mionis) and three of the four other NEOs have come from the U.S. We have no EMS competitors in Canada, and non-EMS companies of similar size that are based exclusively within Canada do not provide the desired EMS business and operational knowledge required for the complexity of our business.
In determining the Comparator Group for 2023, the HRCC considered the following criteria, which were prepared by the Compensation Consultant:
Size/Financial Measures
•
Since revenue is the financial measure that is most strongly correlated with executive pay:

•
Companies with revenue generally in the range of 50% to 200% of the Corporation’s revenue were considered

•
Celestica’s revenue was above the median of the Comparator Group

•
Other financial measures were reviewed in addition to revenue, such as market capitalization, earnings before interest and taxes (EBIT) margin and other financial indicators which align with our strategic direction

•
These financial attributes ensure the alignment of executive pay with that of companies with similar financial characteristics as well as affordability of incentive plans

Operations	• Companies with similar scope, complexity and global operations • Consideration was given to Celestica’s U.S.-based market for executive talent
Industry	• Similarly sized industry comparables were further refined based on other financial indicators • Technology companies associated with the EMS industry
Peers of peers	• Analysis of the comparator groups of certain peer companies within the EMS industry
Input from management	• Perspectives of management regarding which organizations were most relevant from a business operations and talent competitor perspective
Based on these criteria, the Compensation Consultant recommended and the HRCC approved the following Comparator Group, which is comprised of U.S.-based technology companies, to be used in the determination of 2023 executive compensation:
Table 10: Comparator Group
Benchmark Electronics Inc. Ciena Corp. CommScope Holdings Company, Inc. Curtiss-Wright Corporation Diebold Nixdorf, Incorporated Juniper Networks, Inc. Keysight Technologies Inc. NCR Corporation	NetApp, Inc. ON Semiconductor Corporation Plexus Inc. Sanmina Corporation ScanSource Inc. Seagate Technology PLC Trimble Inc. Xerox Holdings Corporation
Additionally, broader market compensation survey data for other similarly-sized organizations as well as U.S. technology companies and Canadian general industry companies with global operations provided by the Compensation Consultant was analyzed in accordance with a process approved by the HRCC. The HRCC also considered proxy disclosure for companies in the Comparator Group, as well as survey data, among other factors, in making compensation decisions for the CEO and the other NEOs.
2024 Comparator Group
As part of the annual executive compensation process, the HRCC reviewed the Comparator Group in July 2023 with respect to 2024 executive compensation. The composition of the Comparator Group was reviewed to ensure it properly reflected our market for executive talent in light of the evolution of our business into a growth phase. Further emphasis was placed on expanding the Comparator Group to include additional EMS companies. The Compensation Consultant prepared an in-depth review of potential changes to the

Comparator Group, which was presented to the HRCC, with updates to the size/financial criteria and the addition of EMS factors as follows:
Size/Financial Measures	• Celestica’s improved performance and relative positioning • Greater focus on market capitalization
EMS	• Analysis of the compensation levels, policies and practices of the EMS sector in order to better align with the Corporation’s competitors
As a result of this review, three companies were removed from the Comparator Group. Two were removed for no longer being aligned with the size and scope of the Corporation (ON Semiconductor Corporation and Keysight Technologies Inc.), and one was removed because the company filed for bankruptcy in 2023 (Diebold Nixdorf, Incorporated). Four EMS companies were added (Fabrinet, Flex Ltd., Jabil Inc., and TTM Technologies), two of which are direct competitors for customers and talent. The HRCC believes the addition of these four companies reflects Celestica’s size and growth priorities, and are appropriate for assessing the competitiveness of the Company’s executive compensation programs.
Anti-Hedging and Anti-Pledging Policy
Our Insider Trading Policy prohibits executives from, among other things, entering into speculative transactions and transactions designed to hedge or offset a decrease in the market value of our securities. Accordingly, executive officers may not sell short the Corporation’s securities, buy or sell put or call options on the Corporation’s securities, or purchase financial instruments (including prepaid variable contracts, equity swaps, collars or units of exchange funds) which are designed to hedge or offset a decrease in the market value of the Corporation’s securities. Executive officers are also prohibited from purchasing the Corporation’s securities on margin, borrowing against the Corporation’s securities held in a margin account, or pledging the Corporation’s securities as collateral for a loan. The directors of the Corporation also must comply with the provisions of the Insider Trading policy which prohibit hedging and/or pledging of the Corporation’s securities.
Clawback and Recoupment Policies
During 2023, the Corporation adopted a Clawback Policy (“Clawback Policy”), which provides for recoupment of “excess incentive compensation” received by “covered executives” on or after October 2, 2023 with respect to specified periods, in the event of an “accounting restatement” (each as defined in the Clawback Policy, which is attached as an exhibit to our 2023 Form 20-F). The Clawback Policy complies with, and will be interpreted and administered in a manner consistent with, all applicable laws and regulations, including without limitation Rule 10D-1 promulgated under the Exchange Act, and Section 303A.14 of the Listed Company Manual of the NYSE.
Additionally, the Corporation maintains an Incentive Compensation Recoupment Policy (“Recoupment Policy”) which provides for the recoupment of “incentive compensation” in the event of a material breach of certain post-employment provisions by specified employees. The clawbacks include (i) disgorgement or reimbursement of all or any portion of any cash incentive compensation paid, awarded or granted to such employee; and/or (ii) with respect to equity-based incentive compensation that has not been forfeited as a result of the termination or resignation, reduction of the number or value of, or cancellation and termination, of all or any portion of any incentive compensation that was awarded or granted to the employee or vested, in each case in the two-year period prior to the date of breach and/or, as well as reimbursement of any proceeds realized from the sale of any such award or grant, in each case in the two year period prior to the date of breach. For the purposes of the Recoupment Policy, incentive compensation means, without limitation, short-term cash incentives, equity-based awards and grants, and any other cash compensation or special payments.
Celestica is also subject to Section 304 of the Sarbanes-Oxley Act of 2002 (“SOX Clawback”). To the extent that application of the Recoupment Policy would result in duplicative recovery of incentive compensation from a designated employee under the SOX Clawback and/or the Clawback Policy, recoveries under either the

SOX Clawback or the Clawback Policy shall be credited against amounts or other recoupment determined to be recoverable from such employee with respect to the same incentive compensation.
In addition, under the terms of all equity grants made to employees (including the NEOs) under the LTIP and the CSUP, an amount equal to the market value of the shares (or in the case of options, the intrinsic value realized by the executive) at the time of release, net of taxes, is required to be repaid to the Corporation if, within 12 months of the release date, there was a breach of certain post-employment provisions (non- competition, non-solicitation or disclosure of confidential information).
Executives who are terminated for cause also forfeit all unvested RSUs, PSUs and stock options as well as all vested and unexercised stock options.
Executive Share Ownership
The Corporation has executive share ownership guidelines (the “Executive Share Ownership Guidelines”) which require specified executives to hold a multiple of their base salary in specified securities of the Corporation as shown in Table 11. Executives subject to the Executive Share Ownership Guidelines are expected to achieve the specified ownership within a period of five years following the later of: (i) the date of hire, or (ii) the date of promotion to a level subject to the ownership guidelines. Compliance is reviewed annually as of December 31 of each year. The table below sets forth the compliance status of the applicable NEOs with the Executive Share Ownership Guidelines as of December 31, 2023:
Table 11: Executive Share Ownership Guidelines
Name	Executive Share Ownership Guidelines	Share and Share Unit Ownership (Value)(1)	Share and Share Unit Ownership (Multiple of Salary)
Robert A. Mionis(2)	$5,000,000 (5 × salary)	$65,072,634	65.1x
Mandeep Chawla	$1,800,000 (3 × salary)	$11,728,953	19.5x
Jason Phillips	$1,530,000 (3 × salary)	$12,146,867	23.8x
Todd C. Cooper	$1,455,000 (3 × salary)	$19,028,604	39.2x
Yann Etienvre	$1,455,000 (3 × salary)	$14,548,412	30.0x

(1)
Consists of: (i) SVS beneficially owned as of December 31, 2023, (ii) all unvested RSUs held as of December 31, 2023, and (iii) PSUs that settled on February 2, 2024 at 200% of target, which, on December 31, 2023, was the Corporation’s anticipated payout and at vesting was the actual payout; the value of which was determined using a share price of $29.28, the closing price of SVS on the NYSE on December 29, 2023, the last trading day of the year.

(2)
For additional details regarding Mr. Mionis’ share and share unit ownership, see his biography above under Election of Directors — Nominees for Election as Director — Robert A. Mionis.

The CEO Employment Agreement provides that, in the event of the cessation of Mr. Mionis’ employment with the Corporation for any reason, he will be required to retain the share ownership level set out in the Executive Share Ownership Guidelines on his termination date for the 12-month period immediately following his termination date.

Compensation Elements for the Named Executive Officers
Our executive compensation program is comprised of the following elements:
Elements	Rationale
Base Salary
Provides a fixed level of compensation intended to reflect the scope of an executive’s responsibilities and level of experience and to reward sustained performance over time, as well as to approximate competitive base salary levels

Annual Cash Incentives	Aligns executive performance with the Corporation’s annual goals and objectives
Equity-Based Incentives
• RSUs	Provides a strong incentive for long-term executive retention
• PSUs	Aligns executives’ interests with shareholder interests and provides incentives for long-term performance
Benefits	Designed to help ensure the health and wellness of executives
Pension	Designed to assist executives in saving for their retirement
Perquisites	Perquisites are provided to executives on a case-by-case basis as considered appropriate and in the interests of the Corporation
Compensation Element Mix
In order to ensure that our executive compensation program is market competitive, we periodically review the program design and annually review pay levels of companies in the Comparator Group and other competitive market data. We assess total target direct compensation (base salary, annual cash incentive and equity grants) as well as specific elements of compensation when reviewing market information relative to our executive compensation program. The HRCC uses the median of the Comparator Group as a guideline when determining total target direct compensation, but is not bound to any target percentile for any specific element of compensation. In addition to competitive market data, we also consider executive compensation in the context of an executive’s level of responsibility, experience, performance relative to their internal peers and succession planning. In determining appropriate positioning relative to the Comparator Group and internal peers, we utilize a multi-year approach for setting and transitioning target compensation for executives who are new in their role.
The at-risk portion of total compensation varies by role and executive level, but has the highest weighting at the most senior levels of management. CTI awards and certain equity-based incentive plan awards are contingent upon the Corporation’s financial and operational performance and are therefore at-risk. By making a significant portion of total target direct compensation variable, the Corporation intends to continue to align NEO compensation with shareholder interests.
At-Risk Compensation
The vast majority of compensation paid to the NEOs is in the form of compensation that is variable and at-risk based on performance. A significant component of our executive at-risk pay is equity-based incentives, whose value is linked directly to the value of our SVS, ensuring alignment with the interests of shareholders. Further, CTI awards are contingent upon the Corporation’s financial and operational performance and are therefore also at-risk.

Base Salary
The objective of base salary is to attract, reward and retain top talent. Base salaries for executive positions are determined with consideration given to the market median of the Comparator Group. Base salaries are reviewed annually and adjusted if appropriate, to reflect individual performance, relevant knowledge, experience and the executive’s level of responsibility within the Corporation.
Celestica Team Incentive Plan
The CTI is a broad-based annual incentive program for all eligible employees, including the NEOs. The objective of the CTI is to motivate employees to achieve our short-term corporate goals, and to reward them accordingly. The payout amount for each participant in the CTI is based on actual achievement levels with respect to: (i) a corporate performance factor (“CPF”), which is based on the achievement of specified corporate goals; and (ii) an individual performance factor (“IPF”), which is based on achievement of individual performance goals. Payouts can vary from 0% to 200% of the Target Award (as defined below) depending on performance.
Payments under the CTI are made in cash and are determined in accordance with the following formula:

CPF
At the beginning of the performance period, management sets certain corporate financial targets in alignment with the Board-approved AOP. The HRCC approves such targets once finalized, and the Corporation’s results relative to the approved targets are measured to determine the CPF at the end of the performance period.
The CPF can vary from 0% to 200%, depending on the level of achievement of the corporate financial targets, subject to the following two parameters (the “CTI Parameters”):
(1)
a separate minimum corporate profitability requirement must be achieved for the CPF to exceed zero; and

(2)
target non-IFRS operating margin must be achieved for the revenue component of the CPF to pay above target.

The CTI Parameters are set in addition to the achievement of CPF corporate financial targets in order to ensure challenging goals are reflective of our current business environment and that CTI aligns with our pay-for-performance philosophy.
The CPF must be greater than zero for an executive to receive any CTI payment.

IPF
Individual contribution is recognized through the IPF component of the CTI. At the beginning of the performance period, eligible employees, including the NEOs, set individual specific goals and objectives to be achieved during the year which include both quantitative and qualitative objectives. NEOs also review their goals and objectives with the CEO in order to align the goals and objectives of the executive leadership team, and once finalized are approved by the CEO. The goals and criteria include, for example, individual performance relative to segment or company business results, ESG metrics, teamwork, leadership, execution of responsibilities and key accomplishments.
At the end of the year, an NEO’s IPF is determined through the annual performance review process which is based on an evaluation of the NEO’s performance measured against the NEO’s specific goals and criteria and is approved by the HRCC as recommended by the CEO. The CEO’s IPF is determined by the HRCC based on the Board’s assessment of the CEO’s performance measured against the CEO’s specific goals.
The IPF can increase an NEO’s CTI award by a factor of up to 1.5x, subject to an overall CTI award cap of two times the Target Award, or reduce an NEO’s CTI award to zero depending on individual performance. An IPF of less than 1.0 will result in a reduction of the CTI award payment otherwise payable, and an IPF of zero will result in no CTI Payment.

Target Incentive	The Target Incentive is a percentage of a NEO’s base salary and is determined based on competitive market data.
Target Award	The Target Award is a NEO’s Target Incentive multiplied by their base salary.
Maximum Award	Although the combination of a CPF of 200% and an IPF of 1.5x may mathematically result in an amount in excess of two times the Target Award, all CTI awards are capped at two times the Target Award.
Equity-Based Incentives
The Corporation’s equity-based incentives for the NEOs consist of RSUs, PSUs and/or stock options. The objectives of equity-based compensation are to:
•
align the NEOs’ interests with those of shareholders and incent appropriate behaviour for long-term performance;

•
reward the NEOs’ contributions to the Corporation’s long-term success; and

•
enable the Corporation to attract, motivate and retain qualified and experienced employees.

At the January meeting, the HRCC determines the dollar value and mix of the equity-based grants to be awarded to the NEOs, if any. On the grant date, the dollar value is converted into the number of units that will be granted using the closing price of the SVS on the trading day prior to the grant date. The annual grants are made following the blackout period that ends not less than 48 hours after the Corporation’s year-end results have been released. The mix of equity-based incentives is reviewed and approved by the HRCC each year, and is based on factors including competitive grant practices, balance between performance incentive and retention value, and the effectiveness of each equity vehicle for motivating and retaining critical leaders.
Target equity-based incentives are determined using a variety of factors, including the median awards of the Comparator Group, as well as individual performance, experience and anticipated contribution to the Corporation’s strategy. In establishing the grant value of the annual equity awards for each of the NEOs, we start by assessing the median total target direct compensation of the equivalent position at companies in the Comparator Group. This data is then compared over a number of years for additional context and market trends. The HRCC also considers individual performance, the need to retain experienced and talented leaders to execute the Corporation’s business strategies and the executive’s potential to contribute to long-term shareholder value. Also considered are the executive’s role and responsibilities, internal equity and the level of previous long-term incentive awards. Once all of these factors are taken into consideration, the grant value of the annual equity-based awards for the NEOs is set.
In addition to the annual equity grants, management may award equity-based incentives in order to attract new executive hires and to retain current executives in special circumstances. Such grants are reviewed in advance with the Chairs of the Board and HRCC, and are subject to ratification by the HRCC. No such grants were made to NEOs in 2023.
RSUs
NEOs may be granted RSUs under either the LTIP or the CSUP as part of the Corporation’s annual equity grant. Such awards may be subject to vesting requirements, including time-based or other conditions as may be determined by the HRCC in its discretion. RSUs granted by the Corporation generally vest in instalments of one-third per year, over three years, based on continued employment with the Corporation. The payout value of the award is based on the number of RSUs being released and the market price of the SVS at the time of release. The Corporation has the right under the CSUP to settle RSUs in either cash or SVS (and intends to settle in SVS). Under the LTIP, the Corporation may, at the time of grant, authorize grantees to settle vested RSUs either in cash or in SVS (on a one-for-one basis). Absent such permitted election, we intend to settle vested grants under the LTIP in SVS. See Compensation of Named Executive Officers — Equity Compensation Plans.
PSUs
NEOs may be granted PSUs under the LTIP or the CSUP as part of the Corporation’s annual equity grant. The vesting of such awards requires the achievement of specified performance-based conditions over a specified time period, as determined by the HRCC in its discretion. PSUs granted by the Corporation generally vest at the end of a three-year performance period subject to pre-determined performance criteria. The payout value of the award is based on the number of PSUs that vest (which ranges from 0% to 200% of the target amount granted) and the market price of the SVS at the time of release. The Corporation has the right under the CSUP to settle vested PSUs in either cash or SVS (on a one-for-one-basis), and intends to settle in SVS. Under the LTIP, the Corporation may, at the time of grant, authorize grantees to settle PSUs either in cash or in SVS. Absent such permitted election, we intend to settle grants under the LTIP in SVS. See Compensation of Named Executive Officers — Equity Compensation Plans.
Stock Options
NEOs may be granted stock options under the LTIP (no stock options have been granted to the NEOs after 2015). The exercise price of a stock option is the closing market price on the business day prior to the date of the grant. Stock options granted by the Corporation generally vest at a rate of 25% annually on each of the first four anniversaries of the date of grant and expire after a ten-year term. The LTIP is not an evergreen plan and no stock options have been re-priced.
Other Compensation
Benefits
NEOs participate in the Corporation’s health, dental, pension, life insurance and long-term disability programs. Benefit programs are determined with consideration given to market median levels in the local geographic region.
Perquisites
Perquisites are provided to executives on a case-by-case basis as considered appropriate in the interests of the Corporation. NEOs are entitled to an annual comprehensive medical examination at a private health clinic. Where applicable, tax equalization is provided to all NEOs as an integral part of the Corporation’s Short-Term Business Travel Program and is designed to maintain an individual’s tax burden at approximately the same level it would have otherwise been had they remained in their home country. Due largely to variables such as timing and tax rate differences between Canada and the U.S., tax equalization amounts may vary from year to year. While the Corporation is incorporated and headquartered in Canada, our business is global and we compete for executive talent worldwide. In addition, our executives are often required to travel extensively. As a result, we believe it is appropriate to make tax equalization payments in order to attract and retain non- Canadian executive officers with specific capabilities as well as to ensure that our executives do not incur any additional tax burden as a result of the business travel necessitated by the global nature of our business. Our U.S.-based NEOs have shared access to housing in Canada that the Corporation provides.
2023 Compensation Decisions
This section contains references to non-IFRS operating margin, non-IFRS adjusted EPS, non-IFRS adjusted free cash flow and non-IFRS adjusted ROIC, which are non-IFRS financial measures or ratios. See About the Information in this Circular — Note Regarding Non-IFRS Financial Measures for the definitions of, and information regarding, these non-IFRS financial measures and ratios, including where to find reconciliations of these non-IFRS financial measures, or the non-IFRS financial measure that are components of these non-IFRS financial ratios, to the most directly comparable IFRS financial measures for specified periods.
Each element of compensation is considered independently of the other elements. However, the total package is reviewed to ensure that the achievement of target levels of corporate and individual performance will result in total compensation that is generally comparable to the median total compensation of the Comparator Group.
2023 Performance Measure Modifications
In order to further align executive pay with our strategic focus on driving sustained growth and shareholder returns, we revisited performance measures for 2023 related to the CPF of our CTI and the vesting conditions applicable to PSUs granted in 2023. After consideration of relevant factors, including the evolution of our business over recent periods and our current strategic growth aspirations, management presented a proposal to the HRCC to re-design the vesting conditions applicable to PSU grants and to add an additional measure to the corporate financial targets applicable to the CPF of the CTI. In connection therewith, the HRCC gave careful consideration to the performance measures and approved two performance measure changes for 2023 as described in the table below:

	2022	2023	Rationale for Change
CTI: CPF Performance Parameters	Non-IFRS operating margin (50%) IFRS revenue (50%)	Non-IFRS operating margin (40%) IFRS revenue (40%) Non-IFRS adjusted free cash flow (20%)	The addition of non-IFRS adjusted free cash flow was intended to incentivize our executives to maximize our working capital efficiency and better position the Corporation for business growth opportunities. However, as we continue to believe that non-IFRS operating margin and revenue are equally aligned with the Corporation’s continuing key objectives of driving profitable growth on both a “top line” and “bottom line” basis, we have retained a substantial (and equal) weighting of those measures for the CPF in 2023.
PSU: Performance Vesting Conditions	Vesting primarily based on non-IFRS operating margin in the final year of the three-year performance period, subject to modification by average annual non-IFRS adjusted ROIC achievement over the three-year performance period and relative TSR achievement over the three-year performance period	Vesting primarily based on non-IFRS adjusted EPS performance over the three-year performance period, subject to modification by relative TSR achievement over the three-year performance period.
To incentivize a continuing focus for our executives on driving profitable growth, we introduced non-IFRS adjusted EPS as the primary performance measure for PSU vesting. We believe that utilizing non-IFRS adjusted EPS as a performance measure will further align executive compensation with our strategic priorities, and thereby with shareholder interests.
TSR will continue to be utilized as a modifier to the primary performance measure, increasing the modification factor range to -30% to +30% (from -25% to +25%).
Performance will be measured over the three-year performance period in order to demonstrate alignment with shareholders on our long-term growth objectives.

The HRCC believes these changes are appropriate as Celestica has completed its multi-year transformation to reach its target margins and has shifted its focus to growth. These performance conditions are designed to align with this business strategy and to incentivize leaders to drive non-IFRS adjusted free cash flow generation and expanded non-IFRS adjusted EPS, which we believe will drive shareholder value.
As a result of these changes, there were no overlapping metrics between the 2023 CPF of the CTI and PSU vesting conditions.

Base Salary
The following table sets forth the annual base salary for the NEOs for the years ended December 31, 2021 through December 31, 2023:
Table 12: NEO Base Salary Changes
NEO	Year	Salary ($)	% Increase
Robert A. Mionis	2023	$1,000,000	5%
President and Chief Executive Officer	2022	$950,000	—
	2021	$950,000	—
Mandeep Chawla	2023	$600,000	9%
Chief Financial Officer	2022	$550,000	—
	2021	$550,000	10%
Jason Phillips	2023	$510,000	5%
President, CCS	2022	$485,000	—
	2021	$485,000	5%
Todd C. Cooper	2023	$485,000	—
President, ATS	2022	$485,000	—
	2021	$485,000	5%
Yann Etienvre	2023	$485,000	—
Chief Operations Officer	2022	$485,000	—
	2021	—	—
During 2023, the HRCC reviewed the base salaries for the NEOs. In order to more appropriately align certain NEO base salaries with the median base salaries of executives with similar roles within the Comparator Group, and to reward sustained performance of these executives over time, the HRCC approved increases in base salary effective April 1, 2023 as follows: (i) Mr. Mionis’ annual base salary was increased from $950,000 to $1,000,000; (ii) Mr. Chawla’s base salary was increased $550,000 to $600,000; and (iii) Mr. Phillips’ base salary was increased from $485,000 to $510,000.
Annual Incentive Award (CTI)
2023 Company Performance Factor
The CPF component of the CTI for 2023 was based on the achievement of specified corporate financial targets (“2023 Targets”) for the following financial measures: revenue (40%); non-IFRS operating margin (40%); and non-IFRS adjusted free cash flow (20%) (“2023 Measures”). The addition of non-IFRS adjusted free cash flow to the 2023 Measures was intended to incentivize our executives to maximize our working capital efficiency and better position the Corporation for business growth opportunities. However, as we continue to believe that non-IFRS operating margin and revenue are equally aligned with the Corporation’s continuing key objectives of driving profitable growth on both a “top line” and “bottom line” basis, we have retained a substantial (and equal) weighting of those measures for the CPF in 2023.
The CTI Parameters ensure that no minimum CTI payments are guaranteed. Under the first CTI Parameter, a minimum corporate profitability requirement must be achieved in order for any CTI award to be payable. Under the second CTI Parameter, a cap applies such that, in order for the revenue component of the CPF to pay above target (regardless of the actual achievement level), target non-IFRS operating margin must be achieved, which it was. Both CTI Parameters were met in 2023. In addition, CTI payments are capped at two times the Target Award.
The percentage achievement for each of the 2023 Targets was determined by interpolating between the factor that corresponds to threshold, target and maximum, as applicable. Each achievement factor was then multiplied by its weight in order to determine the weighted achievement. For 2023, target performance for each of the 2023 Measures was achieved but the maximum level was not achieved for any of the 2023 Measures with the exception of non-IFRS adjusted free cash flow. After considering the Corporation’s strategic objectives and risk management framework balanced with the goal of enhancing shareholder value, the HRCC approved a CPF of 170% using the results in the following table:
Table 13: Company Performance Factor
2023 Measures	Weight	Threshold	Target	Maximum	Achieved Results	CPF
IFRS revenue	40%	$6,900M	$7,500M	$8,100M	$7,961M	170%
Non-IFRS operating margin	40%	4.25%	5.00%	5.75%	5.6%
Non-IFRS adjusted free cash flow	20%	$75M	$125M	$175M	$194M
2023 Individual Performance Factor
The IPF can increase an executive’s CTI award by a factor of up to 1.5x or reduce the CTI award to zero depending on individual performance (an IPF of less than 1.0 will result in a reduction of the CTI award otherwise payable). Notwithstanding the foregoing, CTI payments are subject to an overall maximum cap of 200% of the Target Award. The IPF is determined through the annual performance review process.
At the beginning of each year, the HRCC and the CEO agree on performance goals for the CEO that are then approved by the Board. Goals for the other NEOs that align with the CEO’s goals are then established and agreed to between the CEO and the respective NEOs. The performance of the CEO and the other NEOs is measured against the established goals and also contains qualitative elements, such that criteria for, and the amount of, the IPF remains at the discretion of the HRCC. However, the CPF must be greater than zero for an executive to be entitled to any CTI payment.

CEO
In assessing Mr. Mionis’ individual performance, the HRCC considers the Corporation’s objectives and results achieved, personal performance objectives as determined annually, as well as other factors the HRCC considers relevant to the role of CEO. Key results that were considered in determining Mr. Mionis’ IPF for 2023 are included below:
Objective	2023 Performance Results
Meet Our Commitments
•
Exceeded 2023 financial performance targets

•
Exceeded bookings targets predominately driven by strength in our CCS segment

•
Carved out a competitive presence by diversifying our business portfolio with exposure to high-value, high-growth markets

Return to Growth
•
Share price performance increased by approximately 160% in 2023 compared to 2022

•
Revenue of $7.96 billion represented 10% growth compared to 2022

•
Highest annual non-IFRS operating margin and non-IFRS adjusted EPS in Celestica’s history

•
Non-IFRS adjusted free cash flow of $194 million, exceeding our full year outlook of $150 million

•
Recognized growth opportunities driven by artificial intelligence and with our hyperscaler customers

Optimize Operations
•
Drove strong quality and productivity performance

•
Invested in expanding and enhancing our capabilities, including continuous expansion of our offering of value-add services and leading edge engineering capabilities

•
Continued to invest in our intellectual property portfolio in order to support the next generation of artificial intelligence products

•
Site expansions in Minnesota, Texas, Indonesia and Malaysia to support strong demand and new program ramps

•
Operations strategies for more efficient process to scale with demand

Enable the Enterprise
•
Focused on leadership imperatives and succession readiness across the organization

•
Ownership structure transitioned to a single class of shares, with uniform voting rights resulting from the exit of our long-time controlling shareholder, which we believe opened up an opportunity to attract new long-term shareholders

•
Corporation recognized as one of Canada’s Most Admired Corporate Cultures for 2023 by Waterstone Human Capital and one of Canada’s Top Employers for Young People in January 2024 by the Globe & Mail

•
Strong focus to improve on employee engagement, diversity and inclusion initiatives, and leadership development as a business imperative

•
Executed on our ESG strategy and contributed to a more sustainable future with improvements in reducing GHG emissions, increased waste diversion and increased use of renewable energy sources.

•
ESG program continued to earn external industry recognition such as a Platinum rating from EcoVadis, a trusted provider of business sustainability ratings for global supply chains

2023 was a strong year for Celestica in which the Corporation generated revenue of $7.96 billion and exceeded other financial expectations driven by strong growth in both the CCS and ATS segments. We believe these impressive financial results stem from both strong leadership and the strategic direction set by Mr. Mionis. As a result, the HRCC and the Board determined that Mr. Mionis exceeded expectations for the year, and approved an IPF of 1.40 for 2023. Although the combination of the Corporation’s CPF of 170% and Mr. Mionis’ IPF of 1.40 resulted in an amount in excess of two times the Target Award, his CTI award for 2023 was capped at two times the Target Award in accordance with the CTI plan design.
Other NEOs
The performance of the NEOs other than the CEO is assessed at year-end relative to objective measures that align with the targets for the CEO. The CEO assesses each other NEO’s contributions to the Corporation’s results, including such NEO’s contributions as a part of the senior leadership team. Based on the CEO’s assessment, the HRCC considered each NEO to have met or exceeded expectations for 2023 based on each of their individual performance and contribution to corporate goals and objectives. Factors considered in the evaluation of each NEO’s IPF included the following:
Mandeep Chawla
•
Provided financial stewardship resulting in a record financial year for the Corporation

•
Effectively led risk management initiatives on a global scale and actively managed risks to help protect and enable our businesses

•
Leveraged our strong operational execution to maximize our working capital efficiency, with a focus on generating strong and consistent non-IFRS adjusted free cash flow

•
Oversaw two underwritten prospectus offerings under which the MVS held by Onex were converted into SVS and sold to the public

•
Led the Corporation’s investor relation’s strategy, including the 2023 Virtual Investor Meeting

Jason Phillips
•
Drove 9% annual revenue growth and achieved $4.6 billion of revenue in the CCS segment, accounting for 58% of total Celestica’s revenues for 2023

•
Continued diversification and scaling of the CCS segment, and drove record bookings in HPS

•
Expanded HPS offering and our portfolio of business with our hyperscaler customers, and built out data center capabilities and service offerings to better serve hyperscaler and data center-focused customers’ needs

•
Expanded CCS team with a focus on maintaining strong engagement scores, improved talent depth, succession and diversity

Todd C. Cooper
•
Achieved 11% annual revenue growth in the ATS segment compared to 2022 driven by demand in A&D and Industrial

•
Leveraged PCI’s unique expertise with our own engineering capabilities to strengthen our offerings in the areas of factory automation, autonomous driving, telematics, and certain HealthTech programs

•
Achieved record booking margins in our ATS segment

•
Drove meaningful advances in ATS talent, including talent development, diversity initiatives, and succession planning

Yann Etienvre
•
Executed on network expansion plans to support strong growth across our ATS and CCS segments

•
Delivered critical cybersecurity risk mitigating initiatives

•
Demonstrated efficient decision-making and strategic vision for Operations and consistently achieved strong site productivity, material productivity and quality results

•
Established a strong global management system and unified global operations

•
Re-engineered sales and operating planning processes to enable improvement of working capital performance

2023 CTI Awards
The following table sets forth information with respect to the potential and actual awards under the CTI for the NEOs during 2023:
Table 14: 2023 CTI Awards
Name	Target Incentive %(1)	Potential Award for Below Threshold Performance	Potential Award for Threshold Performance(2)	Potential Award for Target Performance(2)	Potential Maximum Award(3)	Amount Awarded	Amount Awarded as a % of Base Salary
Robert A. Mionis	150%	$0	$370,377	$1,481,507	$2,963,014	$2,963,014(4)	300%
Mandeep Chawla	100%	$0	$146,918	$587,671	$1,175,342	$1,175,342(4)	200%
Jason Phillips	80%	$0	$100,767	$403,069	$806,137	$806,137(4)	160%
Todd C. Cooper	80%	$0	$97,000	$388,000	$776,000	$725,560	150%
Yann Etienvre	80%	$0	$97,000	$388,000	$776,000	$776,000(4)	160%

(1)
The Target Incentive for each NEO was not changed from 2022.

(2)
Award amounts in these columns are calculated based on an IPF of 1.0.

(3)
Award amounts in this column represent the maximum payout under the CTI of 2x the Target Award.

(4)
Amount awarded for 2023 was capped at two times the Target Award in accordance with the CTI plan design.

NEO Equity Awards and Mix
Target equity-based incentives were determined for the NEOs with reference to the median awards of the Comparator Group. Consideration was also given to individual performance, the roles and responsibilities of the NEOs, retention value and market trends. The mix of equity in respect of 2023 compensation was comprised of 40% RSUs and 60% PSUs (consistent with recent years). See Compensation Elements for the Named Executive Officers — Equity-Based Incentives for a general description of the process for determining the amounts of these awards.
The following table sets forth equity awards granted to the NEOs on January 31, 2023 as part of their 2023 compensation:
Table 15: NEO Equity Awards
Name	RSUs (#)(1)	PSUs (#)(2)	Stock Options (#)	Value of Equity Award(3)
Robert A. Mionis	260,126	390,188	—	$8,285,000
Mandeep Chawla	61,224	91,837	—	$1,950,000
Jason Phillips	58,085	87,127	—	$1,850,000
Todd C. Cooper	53,375	80,063	—	$1,700,000
Yann Etienvre	53,375	80,063	—	$1,700,000

(1)
Grants were based on a share price of $12.74, which was the closing price of the SVS on the NYSE on January 30, 2023 (the last business day before the date of grant).

(2)
Assumes achievement of 100% of target level performance.

(3)
Represents the aggregate grant date fair value of the RSUs and PSUs.

The RSUs granted in 2023 vest ratably over a three-year period, commencing on the first anniversary of the date of grant. The value of the RSUs granted on January 31, 2023 was determined at the January 26, 2023 meeting of the HRCC. The number of RSUs granted was determined using the closing price of the SVS on January 30, 2023 (the day prior to the date of grant) on the NYSE of $12.74.
As described above under 2023 Compensation Decisions — 2023 Performance Measure Modifications, the HRCC reviewed the performance measures to be used for PSU grant vesting in order to reflect the

Corporation’s move into a growth phase. Non-IFRS operating margin was replaced with non-IFRS adjusted EPS as a performance condition for PSU vesting, measured over the three-year performance period rather than the last year of the three-year performance period.
PSUs granted in 2023 vest at the end of a three-year period subject to pre-determined performance criteria. For such awards, each NEO was granted a target value of PSUs (“Target Grant”). The number of PSUs that will actually vest ranges from 0% to 200% of the Target Grant and will be primarily based on the Corporation’s non-IFRS adjusted EPS measured over the three-year performance period (“Adj. EPS Result”) as compared to a predetermined target range approved by the HRCC (“Adj. EPS Target”), subject to modification by the Corporation’s relative TSR achievement (“TSR Factor”) over the performance period in accordance with the following:
Formula	Description
Preliminary Vesting % based on Adj. EPS Result
The percentage of PSUs that will vest will be based on the Adj. EPS Result over the three-year period as compared to the pre-determined target range (the “Preliminary Vesting%”), and can range between 0% and 200% of the Target Grant by using a straight-line interpolation. The Preliminary Vesting% (if positive) will be subject to an adjustment based on the TSR Factor, as described below, provided that the maximum number of PSUs that may vest will not exceed 200% of the Target Grant.

Preliminary Vesting % subject to modification by a factor ranging from −30% to +30% based on TSR Factor
TSR measures the performance of a company’s shares over time. It combines share price appreciation and dividends, if any, paid over the relevant period to determine the total return to the shareholder expressed as a percentage of the share price at the beginning of the performance period. With respect to each TSR Comparator (as defined below), TSR is calculated as the change in share price over the three-year performance period (plus any dividends) divided by the share price at the beginning of the period, where the average daily closing share price for the month of December 2022 is the beginning share price and the average daily closing price for the month of December 2025 will be the ending share price. The TSR of the Corporation is calculated in the same manner in respect of the SVS (the Corporation does not currently pay dividends).
For purposes of determining modifications to the Preliminary Vesting% based on the TSR Factor, the HRCC determined that for PSUs granted in 2023, the Corporation’s TSR will be measured relative to the S&P Americas BMI Technology Hardware & Equipment Index as of January 1, 2023 (the “BMI Index”), with the addition of Flex Ltd. (the only EMS-peer company not already included in the BMI Index), that remain publicly traded on an established U.S. stock exchange for the entire performance period (the “TSR Comparators”). The BMI Index is comprised of technology hardware and equipment subsector companies with business diversification. The HRCC determined that the attributes of the BMI Index, including its alignment with both the U.S. technology peers used for overall executive compensation benchmarking and Celestica’s business models made it appropriate for PSU vesting determinations. The Corporation’s market capitalization is positioned around the median of the TSR Comparators.
After calculating the percentile rank for each TSR Comparator (by arranging the TSR results from highest to lowest), the Corporation’s TSR will be ranked against that of each of the TSR Comparators. The Preliminary Vesting% will then be subject to modification (ranging from a decrease of 30% to an increase of 30%) by interpolating between the corresponding percentages immediately above and immediately below Celestica’s percentile position as set out in the table below, provided that the Corporation’s TSR performance cannot increase the actual number of PSUs that will vest to more than 200% of the Target Grant.

Formula	Description

	Celestica’s TSR Positioning	TSR Modification Factor
	75th Percentile	30%
	50th Percentile	0%
	10th Percentile	-30%

Summary	Total PSU Vesting Percentage = (1) Preliminary Vesting% based on Adj. EPS Result; and (2) Preliminary Vesting% is subject to modification by a factor ranging from −30% to +30% based on TSR Factor
CEO Realized and Realizable Compensation
The following table is a look back at CEO compensation that compares the total target direct compensation awarded to Mr. Mionis for the years ended December 31, 2019 through December 31, 2023 to his realized and realizable compensation for each such year.
Table 16: CEO Realized and Realizable Compensation
	Fully Realized			Not Fully Realized
	2019	2020	2021	2022	2023
Total Target Direct Compensation(1)	$9,337,500	$9,337,500	$9,337,500	$9,575,000	$10,754,178
Realized and Realizable Compensation(2)	$9,340,985(3)	$19,922,261(3)	$47,292,977(3)	$19,513,927(4)	$22,991,879(4)
Realized and Realizable Compensation as a % of Total Target Direct Compensation	100%	213%	506%(5)	204%	$214%

(1)
The total target direct compensation value represents Mr. Mionis’ salary, target CTI award and the target value of share-based awards (i.e., 100% for PSUs).

(2)
The realized and realizable value for 2019 — 2021 represents actual salary paid, actual CTI payment and share based awards at vest date value (and demonstrates fully-realized compensation, as the vesting or performance period for all equity grants in such years has ended).

The realized and realizable value for 2022 and 2023 represents actual salary paid, actual CTI payment, vest-date value for the portion of RSU grants which had vested by December 31, 2023, and for the portion of share-based awards which had not vested by such date, an assumed value of $29.28 per share (the closing price of the SVS on the NYSE on December 29, 2023, the last trading day of the year) and assumed vesting of PSUs at target performance of 100%, which may not be the ultimate amount earned.
Compensation for 2022 and 2023 has only been partially realized, such that a significant portion remains realizable and is “at-risk” as described in footnote 4 below.
(3)
The following table includes the CPF for CTI awards actually paid and the vesting percentage of PSUs granted in each year:

Year	CPF under CTI	PSUs as % of Target
2019	34%	74%
2020	182%	200%
2021	116%	200%
2022	170%
2023	170%

(4)
Mr. Mionis’ 2022 and 2023 compensation has not been fully realized and a significant portion remains “at-risk” as follows (representing the December 31, 2023 value of: PSUs whose performance period does not conclude until the end of 2024 and 2025, respectively, and RSUs granted in each such year that remain unvested):

Year	Amount Still “At-Risk”
2022	$14,675,282
2023	$19,041,194

(5)
Reflects actual CTI payment, as well as PSU vesting at 200% of target and in addition, with respect to PSUs, a 263% share price increase over the three-year performance period.

NEO Realized and Realizable Compensation
The following table is a look back at compensation for all NEOs that compares the total target direct compensation awarded to the NEOs for the years ended December 31, 2019 through December 31, 2023 to their realized and realizable compensation for each such year.
Table 17: NEO Realized and Realizable Compensation
	Fully Realized			Not Fully Realized
	2019	2020	2021	2022	2023
Total Target Direct Compensation(1)	$19,155,708	$19,904,386	$20,267,253	$20,244,000	$21,782,425
Realized and Realizable Compensation(2)	$18,973,951(3)	$40,793,197(3)	$92,239,221(3)	$40,423,395(4)	$45, 083,988(4)
Realized and Realizable Compensation as a % of Total Target Direct Compensation	99%	205%	455%(5)	200%	$207%

(1)
The total target direct compensation value represents the NEOs’ salary, target CTI award and the target value of share-based awards (i.e., 100% for PSUs).

(2)
The realized and realizable value for 2019 — 2021 represents actual salary paid, actual CTI payment and share based awards at vest date value (and demonstrates fully-realized compensation, as the vesting or performance period for all equity grants in such years has ended). The realized and realizable value for 2022 and 2023 represents actual salary paid, actual CTI payment, vest-date value for the portion of RSU grants which had vested by December 31, 2023, and for the portion of share-based awards which had not vested by such date, an assumed value of $29.28 per share (the closing price of the SVS on the NYSE on December 29, 2023, the last trading day of the year) and assumed vesting of PSUs at target performance of 100%, which may not be the ultimate amount earned. Compensation for 2022 and 2023 has only been partially realized, such that a significant portion remains realizable and is “at-risk” as described in footnote 4 below.

(3)
The following table includes the CPF for CTI awards actually paid and the vesting percentage of PSUs granted in each year:

Year	CPF under CTI	PSUs as % of Target
2019	34%	74%
2020	182%	200%
2021	116%	200%
2022	170%
2023	170%

(4)
The NEOs’ 2022 and 2023 compensation has not been fully realized and a significant portion remains “at-risk” as follows (representing the December 31, 2023 value of: PSUs whose performance period does not conclude until the end of 2024 and 2025, respectively, and RSUs granted in each such year that remain unvested):

Year	Amount Still “At-Risk”
2022	$28,841,005
2023	$35,588,757

(5)
Reflects actual CTI payment, as well as PSU vesting at 200% of target and in addition, with respect to PSUs, a 263% share price increase over the three-year performance period.

Total Shareholder Return
Table 18: TSR vs. NEO Compensation(1)
The following graph compares the five-year trend in the Corporation’s three-year TSR to both total target direct compensation and the realized and realizable compensation for the NEOs for each year. This look back at compensation demonstrates the comparison between actual pay and total target direct compensation intended at the time of grant. The difference between total target direct compensation and realized and realizable compensation was driven by the performance of the SVS and achievement relative to CTI and PSU performance targets, as well as changes in the reported NEOs in applicable years.
(1)
NEO total target direct compensation value represents salary, target CTI award and the target value of share-based awards (i.e., 100% for PSUs) and option awards (if applicable) for all NEOs reported in the Corporation’s management information circular each year. NEO realized and realizable value represents actual salary paid, actual CTI payment and share-based awards at vest date value (and for the portion of share-based awards that had not vested as of December 31, 2023, at an assumed value of $29.28 per share, the closing price of the SVS on the NYSE on December 29, 2023, the last trading day of the year, and assumed vesting of PSUs at target performance of 100%, which may not be the ultimate amount earned).

COMPENSATION OF NAMED EXECUTIVE OFFICERS
This section contains references to non-IFRS operating margin, adjusted EPS and adjusted ROIC, which are non-IFRS financial ratios. See About the Information in this Circular — Note Regarding Non-IFRS Financial Measures for definitions of, and information regarding, such non-IFRS financial ratios, including where to find a reconciliation of the non-IFRS financial measures that are components of these non-IFRS financial ratios to the most directly comparable IFRS financial measures for specified periods.
Summary Compensation Table
The following table sets forth the compensation of the NEOs for the years ended December 31, 2021 through December 31, 2023.
Table 19: Summary Compensation Table
					Non-equity Incentive Plan Compensation
Name & Principal Position	Year	Salary ($)	Share- based Awards ($)(1)(2)	Option- based Awards ($)(3)	Annual Incentive Plans ($)(4)	Pension Value ($)(5)	All Other Compensation ($)(6)	Total Compensation ($)
Robert A. Mionis	2023	$987,671	$8,285,000	—	$2,963,014	$281,273	$57,960	$12,574,918
President and Chief	2022	$950,000	$7,200,000	—	$2,850,000	$202,010	$143,962	$11,345,972
	2021	$950,000	$7,200,000	—	$1,790,750	$249,200	$292,382	$10,482,332
Mandeep Chawla	2023	$587,671	$1,950,000	—	$1,175,342	$131,680	$3,665	$3,848,358
Chief Financial Officer	2022	$550,000	$1,950,000	—	$1,100,000	$100,706	$1,979	$3,702,685
	2021	$538,356	$1,950,000	—	$736,902	$110,942	$3,901	$3,340,101
Jason Phillips	2023	$503,836	$1,850,000	—	$806,137	$82,640	$20,509	$3,263,122
President, CCS	2022	$485,000	$1,700,000	—	$776,000	$67,085	$18,001	$3,046,086
	2021	$479,178	$1,700,000	—	$569,187	$80,342	$26,925	$2,855,632
Todd C. Cooper(7)	2023	$485,000	$1,700,000	—	$725,560	$71,035	$19,800	$3,001,395
President, ATS	2022	$485,000	$1,700,000	—	$659,600	$62,460	$18,300	$2,925,360
	2021	$479,178	$1,900,000	—	$511,379	$80,342	$48,664	$3,019,563
Yann Etienvre(8)	2023	$485,000	$1,700,000	—	$776,000	$76,872	$20,768	$3,058,640
Chief Operations Officer	2022	$485,000	$1,600,000	—	$725,560	$32,836	$488,384	$3,331,780
	2021	$43,849	$3,525,000	—	—	$1,399	$560	$3,570,808

(1)
All amounts in this column represent the grant date fair value of share-based awards. Amounts in this column for 2023 represent RSU and PSU grants made to all NEOs on January 31, 2023. Grants were based on a share price of $12.74, which was the closing price of the SVS on the NYSE on January 30, 2023 (the day prior to the date of the grant). Amounts in this column for 2022 represent RSU and PSU grants to all NEOs made on February 1, 2022. Grants were based on a share price of 12.45, which was the closing price of the SVS on the NYSE on January 31, 2022 (the day prior to the date of the grant). Amounts in this column for 2021 represent: (i) RSU and PSU grants to all NEOs (which for Mr. Etienvre, who was not an NEO in 2021, consists of a one-time RSU grant (with a grant date fair value of $3,525,000), made on December 10, 2021 in connection with the commencement of his employment as an advisor to Celestica (see footnote 8 below) in a timely manner, and in recognition of his forfeiture of unvested equity from his previous employer) and, (ii) an additional RSU grant (with a grant date fair value of $200,000) to Mr. Cooper in order to recognize his leadership through unprecedented, prolonged conditions within our operations as a result of COVID-19. All grants in 2021 were made on February 2, 2021, and were based on a share price of $8.10, which was the closing price of the SVS on the NYSE on February 1, 2021 (the day prior to the date of the grant) except for the one-time grant made to Mr. Etienvre, which was based on a share price of $10.57, which was the closing price of the SVS on the NYSE on December 9, 2021 (the last business day prior to the date of the grant). See Compensation Discussion and Analysis — Compensation Elements for the Named Executive Officers — Equity-Based Incentives for a description of the process followed in determining the grants for 2023, and see Compensation Discussion and Analysis — 2023 Compensation Decisions — Equity-Based Incentives for a description of the vesting terms of the RSU and PSU awards. Grants made in-year are reported for such year.

(2)
The estimated accounting fair value of the share based awards is calculated using the market price of SVS as defined under each of the plans and in the case of PSUs, various fair value pricing models may apply. The accounting fair values for the PSU portion of the share based awards in Table 19 reflect various assumptions as to estimated vesting for such awards in accordance with applicable accounting standards. The grant date fair value of the RSU portion of the share based awards in Table 19 is the same as their accounting fair value. The grant date fair value for the PSU portion of the share based awards reflects the dollar amount of the award intended for compensation purposes, based on the market value of the underlying shares on the grant dates based on an assumption of the vesting of 100% of the target number of PSUs granted. The accounting fair value for all share based awards in the table assumed a zero forfeiture rate. The number of PSUs granted in 2023 that will actually vest will range from 0% to 200% of the target number granted, and will be primarily based on the Corporation’s non-IFRS adjusted EPS performance, subject to modification by its relative TSR achievement, in each case over the three-year performance period. The number of PSUs granted in 2022 that will actually vest will range from 0% to 200% of the target number granted and will be primarily based on the Corporation’s non-IFRS operating margin performance in the final year of the three-year performance period, subject to modification by the Corporation’s average annual non-IFRS adjusted ROIC and relative TSR over the performance period, as described in detail under 2023 Compensation Decisions — 2023 Performance Measure Modifications and NEO Equity Awards and Mix above. 200% of the target amount of PSUs granted in 2021 settled in February 2024, primarily based on the Corporation’s non-IFRS operating margin performance in the final year of the three-year performance period, modified by the Corporation’s average annual non-IFRS adjusted ROIC and relative TSR over the performance period. For PSUs granted in 2021 — 2023, the Corporation’s TSR is measured relative to that of companies in the BMI Index, with the addition of Flex Ltd, that remain publicly traded on an established U.S. stock exchange for the entire performance period. The Corporation estimated the grant date fair value of the TSR Factor using a Monte Carlo simulation model. The number of awards expected to be earned was factored into the grant date Monte Carlo valuation for the award. The accounting grant date fair value is not subsequently adjusted regardless of the eventual number of awards that are earned based on TSR. The grant date fair value for the non-TSR based performance measurement and modifier (where applicable) was based on the market value of our SVS at the time of grant and may be adjusted in subsequent periods to reflect a change in the estimated level of achievement related to the applicable performance condition. The accounting grant date fair value is not subsequently adjusted regardless of the eventual number of awards that were earned based on the market performance condition.
(3)
There were no stock options granted to the NEOs in 2021, 2022 or 2023.

(4)
Amounts in this column represent CTI awards made to NEOs. See Compensation Discussion and Analysis — Compensation Elements for the Named Executive Officers — Celestica Team Incentive Plan for a description of the CTI.

(5)
Amounts in this column represent Celestica’s contributions to defined contribution pension plans (other than 401(k) plans) on behalf of the NEOs — see Pension Plans for a full description of the plans. Contributions for Messrs. Mionis, Phillips, Cooper and Etienvre are reported in U.S. dollars. Contributions for Mr. Chawla are reported in U.S. dollars, having been converted from Canadian dollars at the average exchange rate for 2023 of $1.00 equals C$1.3494.

(6)
Amounts in this column for Mr. Mionis include amounts for items provided for under the CEO Employment Agreement, which: (i) for 2023 included tax equalization payments of $18,205, and a 401(k) contribution of $19,800; (ii) for 2022 included tax equalization payments of $110,458; and (iii) for 2021 included tax equalization payments of $189,260 and housing expenses of $75,080 while in Canada. Amounts in this column for Mr. Phillips: (i) for 2023 consist of a 401(k) contribution of $19,614; (ii) for 2022 consist of a 401(k) contribution of $18,001; and (iii) for 2021 include a tax equalization payment of $9,340 and a 401(k) contribution of $17,085. Amounts in this column for Mr. Cooper: (i) for 2023 consisted of a 401(k) contribution of $19,800; (ii) for 2022 consisted of a 401(k) contribution of $18,300; and (iii) for 2021 consisted of a tax equalization payment of $31,264 and a 401(k) contribution of $17,400. Amounts in this column for Mr. Etienvre: (i) for 2023 included a 401(k) contribution of $19,800; and (ii) for 2022 include the one-time cash award of $475,000 paid to him in connection with his appointment as Chief Operations Officer to incentivize him to join the Corporation when we deemed expedient for him to transition seamlessly into a key leadership position, and in recognition of the related forfeiture of a short-term incentive award from his previous employer. In accordance with the Corporation’s Short-Term Business Travel Program, tax equalization payments for all NEOs were made to maintain each NEO’s tax burden at approximately the same level it would have otherwise been had they remained in their home country. Due largely to variables such as timing and tax rate differences between Canada and the U.S., tax equalization amounts may vary from one year to the next and the net benefit may be positive or negative in the year. While the Corporation is incorporated and headquartered in Canada, our business is global, and we compete for executive talent worldwide. As a result, we believe it is appropriate to make tax equalization payments under certain circumstances in order to attract and retain non-Canadian executive officers with specific capabilities and to ensure that our executives do not incur any additional tax burden as a result of the business travel necessitated by the global nature of our business.

(7)
Mr. Cooper was appointed President, ATS effective January 1, 2022.

(8)
Mr. Etienvre was appointed Chief Operations Officer effective January 1, 2022 prior to which he served on an advisory basis in November and December of 2021.

Option-Based and Share-Based Awards
The following table provides details of each stock option grant outstanding (vested and unvested) and the aggregate number of unvested share-based awards for each of the NEOs as of December 31, 2023.
Table 20: Outstanding Option-Based and Share-Based Awards(1)
	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the- Money Options ($)	Number of Shares or Units that have not Vested (#)(2)	Payout Value of Share- Based Awards that have not Vested at Minimum ($)(3)	Payout Value of Share- Based Awards that have not Vested at Target ($)(3)	Payout Value of Share-Based Awards that have not Vested at Maximum ($)(3)	Payout Value of Vested Share-Based Awards Not Paid Out or Distributed ($)
Robert A. Mionis
Aug. 1, 2015	298,954	C$17.52	Aug. 1, 2025	$4,716,712	—	—	—	—	—
Feb. 2, 2021	—	—	—	—	533,333	—	$15,615,990	$31,231,980	—
Feb. 1, 2022	—	—	—	—	501,205	$4,515,474	$14,675,282	$24,835,091	—
Jan. 31, 2023	—	—	—	—	650,314	$7,616,489	$19,041,194	$30,465,899	—
Total	298,954	—	—	—	1,684,852	$12,131,963	$49,332,466	$86,532,970	—
Mandeep Chawla
Feb. 2, 2021	—	—	—	—	144,444	—	$4,154,344	$8,308,688	—
Feb. 1, 2022	—	—	—	—	135,743	$1,201,258	$3,904,095	$6,606,932	—
Jan. 31, 2023	—	—	—	—	153,061	$1,760,859	$4,402,177	$7,043,494	—
Total	—	—	—	—	433,248	$2,962,117	$12,460,616	$21,959,114	—
Jason Phillips
Feb. 2, 2021	—	—	—	—	125,925	—	$3,687,084	$7,374,168	—
Feb.1, 2022	—	—	—	—	118,340	$1,066,143	$3,464,995	$5,863,847	—
Jan. 31, 2023	—	—	—	—	145,212	$1,700,729	$4,251,807	$6,802,886	—
Total	—	—	—	—	389,477	$2,766,872	$11,403,886	$20,040,901	—
Todd C. Cooper
Feb. 2, 2021	—	—	—	—	125,925	—	$3,687,084	$7,374,168	—
Feb. 1, 2022	—	—	—	—	118,340	$1,066,143	$3,464,995	$5,863,847	—
Jan. 31, 2023	—	—	—	—	133,438	$1,562,820	$3,907,065	$6,251,309	—
Total	—	—	—	—	377,703	$2,628,963	$11,059,144	$19,489,324	—
Yann Etienvre
Dec. 10, 2021	—	—	—	—	200,095	—	$5,858,782	$11,717,563	—
Feb. 1, 2022	—	—	—	—	111,379	$1,003,455	$3,261,177	$5,518,899	—
Jan. 31, 2023	—	—	—	—	133,438	$1,562,820	$3,907,065	$6,251,309	—
Total	—	—	—	—	444,912	$2,566,275	$13,027,024	$23,487,771	—

(1)
See Compensation Discussion and Analysis — 2023 Compensation Decisions — Equity-Based Incentives for a discussion of the equity-based grants.

(2)
Includes unvested RSUs, as well as PSUs (i) granted in 2021 that settled on February 2, 2024 at 200% of target, which, upon vesting on December 31, 2023 was the Corporation’s anticipated payout and at settlement was the actual payout; and (ii) granted in 2022 and 2023, which all remain unvested, assuming achievement of 100% of target level performance.

(3)
Payout values at minimum vesting include the value of RSUs only, as the minimum value of PSUs would be $0.00 if the minimum performance condition is not met. Payout value at target vesting is determined assuming vesting of 100% of the target number of PSUs granted and payout values at maximum vesting is determined assuming vesting of 200% of the target number of PSUs granted. Payout values for Mr. Chawla were determined using a share price of C$38.81, which was the closing price of the SVS on the TSX on December 29, 2023, the last trading day of the year, converted to U.S. dollars at the average exchange rate for 2023 of $1.00 equals C$1.3494. Payout values for Messrs. Mionis, Phillips, Cooper and Etienvre were determined using a share price of $29.28, which was the closing price of the SVS on the NYSE on December 29, 2023, the last trading day of the year.

The following table provides details for each NEO of the value of option-based and share-based awards that vested during 2023 and the value of annual incentive awards earned in respect of 2023 performance.
Table 21: Incentive Plan Awards — Value Vested or Earned in 2023
Name	Option-based Awards — Value Vested During the Year ($)	Share-based Awards — Value Vested During the Year ($)(1)	Non-equity Incentive Plan Compensation — Value Earned During the Year ($)(2)
Robert A. Mionis	—	$18,973,889	$2,963,014
Mandeep Chawla	—	$4,935,267	$1,175,342
Jason Phillips	—	$4,297,295	$806,137
Todd C. Cooper	—	$4,635,562	$725,560
Yann Etienvre	—	$2,393,691	$776,000

(1)
Amounts in this column reflect: (i) share-based awards released in 2023 for Messrs. Mionis, Phillips, Cooper and Etienvre based on the settlement prices of the SVS as follows:

Type of Award	Vesting Date	Price
RSU	February 1, 2023	$13.47
RSU	February 2, 2023	$13.70
PSU	February 6, 2023	$13.53
RSU	December 1, 2023	$26.68
RSU	December 11, 2023	$27.02
and (ii) share-based awards released in 2023 for Mr. Chawla based on the settlement prices of the SVS as follows:
Type of Award	Vesting Date	Price
RSU	February 1, 2023	C$17.88
RSU	February 2, 2023	C$18.19
PSU	February 6, 2023	C$18.20
RSU	December 1, 2023	C$36.06
Certain values in this column were converted to U.S. dollars from Canadian dollars at the average exchange rate for 2023 of $1.00 equals C$ 1.3494. With respect to previously-issued PSUs that settled in 2023, the overall vesting percentage was 200% based on the Corporation’s non-IFRS operating margin, non-IFRS adjusted ROIC and relative TSR performance.
(2)
Consists of payments under the CTI made on February 16, 2024 in respect of 2023 performance. See Compensation Discussion and Analysis — 2023 Compensation Decisions — Annual Incentive Award — Target Award. These are the same amounts as disclosed in Table 19 under the column “Non-equity Incentive Plan Compensation — Annual Incentive Plans.”

No gains were realized by NEOs from exercising stock options in 2023.

Securities Authorized for Issuance Under Equity Compensation Plans
Table 22: Equity Compensation Plans as at December 31, 2023
Plan Category		Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (#)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights ($)	Securities Remaining Available for Future Issuance Under Equity Compensation Plans(1) (#)
Equity Compensation Plans Approved by Security holders	LTIP (Options)	369,842	C$16.85	N/A(2)
	LTIP (RSUs)	64,445	N/A	N/A(2)
	LTIP (PSUs)	0	N/A	N/A(2)
	Total(3)	434,287	C$16.85	9,455,257(2)

(1)
Excluding securities that may be issued upon exercise of outstanding stock options, warrants and rights.

(2)
The LTIP provides for a maximum number of securities that may be issued from treasury, but does not provide separate maximums for each type of award thereunder.

(3)
The total number of securities issuable upon the exercise/settlement of outstanding grants under all equity compensation plans approved by shareholders represents 0.365% of the total number of outstanding shares at December 31, 2023 (LTIP (Options) — 0.311%; LTIP (RSUs) — 0.054%; and LTIP (PSUs) — 0.000%).

Equity Compensation Plans
Long-Term Incentive Plan
The LTIP (which was approved by the Corporation’s shareholders) is the only securities-based compensation plan providing for the issuance of securities from treasury under which grants have been made and continue to be made by the Corporation since it was listed on the TSX and the NYSE. Under the LTIP, the Board of Directors may in its discretion from time to time grant stock options, share units (in the form of RSUs and PSUs) and stock appreciation rights (“SARs”) to employees and consultants of the Corporation and affiliated entities (and all such awards other than stock options to directors).
Up to 29,000,000 SVS may be issued from treasury pursuant to the LTIP. The number of SVS that may be issued from treasury under the LTIP to directors is limited to 2,000,000; however, the Corporation decided in 2004 that stock option grants under the LTIP would no longer be made to directors. Under the LTIP, as of February 20, 2024, 19,643,663 SVS have been issued from treasury, 70,888 SVS are issuable under outstanding stock options, 718,280 SVS are issuable under outstanding RSUs, and 502,025 SVS are issuable under outstanding PSUs. Accordingly, as of February 20, 2024, 9,356,337 SVS are reserved for issuance from treasury pursuant to current and potential future grants of securities-based compensation under the LTIP. In addition, the Corporation may satisfy obligations under the LTIP by acquiring SVS in the open market.
As of February 20, 2024, the Corporation had a “gross overhang” of 7.3% under the LTIP. “Gross overhang” refers to the total number of shares reserved for issuance from treasury under equity plans at any given time relative to the total number of shares outstanding, including shares reserved for outstanding equity-based awards under the LTIP. The Corporation’s “net overhang” (i.e. the total number of shares that have been reserved for issuance from treasury to satisfy outstanding equity grants to employees and outstanding RSU grants to directors relative to the total number of shares outstanding) was 1.1%.
As of December 31, 2023, the Corporation had an “overhang” for stock options of 8.3%, representing the number of shares reserved for issuance from treasury for outstanding stock options as at such date, together with shares reserved for potential future grants of stock options, relative to the total number of shares outstanding as at such date.
The Corporation had a “burn rate” for the LTIP for each of the years 2023, 2022 and 2021, of 0.0%, 0.0% and 0.1%, respectively. “Burn rate” is calculated by dividing the number of awards granted during the applicable year (including the target amount of PSUs granted), by the weighted average number of securities outstanding for the applicable year.
The LTIP limits the number of SVS that may be (a) reserved for issuance to insiders (as defined under TSX rules for this purpose), and (b) issued within a one-year period to insiders pursuant to stock options, rights or share units granted pursuant to the LTIP, together with SVS reserved for issuance under any other employee- related plan of the Corporation or stock options for services granted by the Corporation, in each case to 10% of the aggregate issued and outstanding shares of the Corporation. The LTIP also limits the number of SVS that may be reserved for issuance to any one participant pursuant to stock options, SARs or share units granted pursuant to the LTIP, together with SVS reserved for issuance under any other employee-related equity plan of the Corporation or stock options for services granted by the Corporation, to 5% of the aggregate issued and outstanding shares.
Vested stock options issued under the LTIP may be exercised during a period determined as provided in the LTIP, which may not exceed ten years. The LTIP also provides that, unless otherwise determined by the Board of Directors, stock options will terminate within specified time periods following the termination of employment of an eligible participant with the Corporation or affiliated entities, including in connection with a change of control. The exercise price for stock options issued under the LTIP is the closing price for SVS on the last business day prior to the grant date. The TSX closing price is used for Canadian employees and the NYSE closing price is used for all other employees. The exercise of stock options may be subject to vesting conditions, including specific time schedules for vesting and performance-based conditions such as share price and financial results. The grant of stock options to, or exercise of stock options by, an eligible participant may also be subject to certain share ownership requirements.
The interest of any participant under the LTIP is generally not transferable or assignable. However, the LTIP does provide that a participant may assign his or her rights to a spouse, or a personal holding company or family trust controlled by the participant, of which any combination of the participant, the participant’s spouse, minor children or grandchildren are shareholders or beneficiaries, as applicable.
Under the LTIP, eligible participants may be granted SARs, a right to receive a cash amount equal to the amount, if any, by which the market price of the SVS at the time of exercise of the SAR exceeds the market price of the SVS at the time of the grant. The market price used for this purpose is the weighted average price for SVS during the five trading days preceding the date of determination. The TSX market price is used for Canadian employees and the NYSE market price is used for all other employees. Such amounts may also be payable by the issuance of SVS (at the discretion of the Corporation). The exercise of SARs may also be subject to conditions similar to those which may be imposed on the exercise of stock options. To date, the Corporation has not granted any SARs under the LTIP.
Under the LTIP, eligible participants may be allocated share units in the form of PSUs or RSUs. Each vested RSU and PSU entitles the holder to receive one SVS on the applicable release date (however, the number of PSUs that may vest range from 0% to 200% of a target amount granted). The issuance of such shares may be subject to vesting requirements similar to those described above with respect to the exercisability of stock options and SARs, including such time and/or performance-based conditions as may be determined by the Board of Directors in its discretion. Under the LTIP, the Corporation may (under the terms of the grant) authorize grantees to elect to settle vested RSUs or PSUs either in cash or SVS. Absent such permitted election, we intend to settle vested RSUs and PSUs in SVS. The number of SVS that may be issued to any one person pursuant to the share unit program shall not exceed 1% of the aggregate issued and outstanding shares. The number of SVS that may be issued under share units in the event of termination of employment without cause, death or long-term disability is subject to pro-ration, unless otherwise determined by the Corporation. The LTIP provides for the express designation of share units as either RSUs, which have time-based vesting conditions or PSUs, which have performance- based vesting conditions over a specified period. In the event a holder of PSUs retires, unless otherwise determined by the Corporation, the pro-rated vesting of such PSUs shall be determined based on the actual performance achieved during the period specified for the grant by the Corporation.
The following types of amendments to the LTIP or the entitlements granted under it require the approval of the holders of the voting securities by a majority of votes cast by shareholders present or represented by proxy at a meeting:
(a)
increasing the maximum number of SVS that may be issued under the LTIP;

(b)
reducing the exercise price of an outstanding stock option (including cancelling and, in conjunction therewith, regranting a stock option at a reduced exercise price);

(c)
extending the term of any outstanding stock option or SAR;

(d)
expanding the rights of participants to assign or transfer a stock option, SAR or share unit beyond that currently contemplated by the LTIP;

(e)
amending the LTIP to provide for other types of security-based compensation through equity issuance;

(f)
permitting a stock option to have a term of more than ten years from the grant date;

(g)
increasing or deleting the percentage limit on SVS issuable or issued to insiders under the LTIP;

(h)
increasing or deleting the percentage limit on SVS reserved for issuance to any one person under the LTIP (being 5% of the Corporation’s total issued and outstanding SVS and MVS);

(i)
adding to the categories of participants who may be eligible to participate in the LTIP; and

(j)
amending the amendment provision,

subject to the application of the anti-dilution or re-organization provisions of the LTIP.
The Board may approve amendments to the LTIP or the entitlements granted under it without shareholder approval, other than those specified above as requiring approval of the shareholders, including, without limitation:
(a)
clerical changes (such as a change to correct an inconsistency or omission or a change to update an administrative provision);

(b)
a change to the termination provisions for the LTIP or for a stock option as long as the change does not permit the Corporation to grant a stock option with a termination date of more than ten years from the date of grant or extend an outstanding stock option’s termination date beyond such date; and

(c)
a change deemed necessary or desirable to comply with applicable law or regulatory requirements.

Celestica Share Unit Plan
The CSUP provides for the issuance of RSUs and PSUs in the same manner as provided in the LTIP, except that the Corporation may not issue shares from treasury to satisfy its obligations under the CSUP and there is no limit on the number of share units that may be issued as RSUs and PSUs under the terms of the CSUP. Issuances under the CSUP may be settled in cash or SVS at the discretion of the Corporation. The share units may be subject to vesting requirements, including any time-based conditions established by the Board of Directors at its discretion. The vesting of PSUs also requires the achievement of specified performance-based conditions as determined by the HRCC. There is no “burn rate” for the CSUP because issuances under the CSUP are not from treasury and are therefore non-dilutive.

Pension Plans
The following table provides details of the amount of Celestica’s contributions to its defined contribution pension plans on behalf of the NEOs, and the accumulated value thereunder as of December 31, 2023 for each NEO.
Table 23: Defined Contribution Pension Plan
Name	Accumulated Value at Start of Year ($)	Compensatory ($)	Accumulated Value at End of Year(1) ($)
Robert A. Mionis(2)	$1,363,262	$281,273	$2,019,099
Mandeep Chawla(2)	$564,629	$131,680	$786,025
Jason Phillips	$517,344	$82,640	$752,325
Todd C. Cooper	$246,656	$71,035	$364,289
Yann Etienvre	$34,639	$76,872	$116,227

(1)
The difference between (i) the sum of the Accumulated Value at Start of Year column plus the Compensatory column and (ii) the Accumulated Value at End of Year column is attributable to non-compensatory changes in the Corporation’s accrued obligations during the year ended December 31, 2023.

(2)
The difference between the Accumulated Value at Start of Year reported here and the Accumulated Value at End of Year reported in last year’s management information circular for Messrs. Mionis and Chawla is attributable to different exchange rates used in last year’s management information circular and in this Circular. The exchange rate used in last year’s management information circular was $1.00 = C$1.3014.

Canadian Pension Plans
Mr. Chawla participates in the Corporation’s registered pension plan for Canadian employees (the “Canadian Pension Plan”) which is a defined contribution plan. The Canadian Pension Plan allows employees to choose how the Corporation’s contributions are invested on their behalf within a range of investment options provided by third-party fund managers. Retirement benefits depend upon the performance of the investment options chosen. Mr. Chawla also participates in an unregistered supplementary pension plan (the “Canadian Supplementary Plan”). This is also a defined contribution plan through which the Corporation provides an annual contribution of an amount equal to the difference between (i) the maximum annual contribution limit as determined in accordance with the formula set out in the Canadian Pension Plan and with Canada Revenue Agency rules and (ii) 8% of the total base salary and paid annual incentives. Notional accounts are maintained for each participant in the Canadian Supplementary Plan. Participants are entitled to select from among the investment options available in the Canadian Pension Plan for the purpose of determining the return on their Canadian Supplementary Plan notional accounts.
U.S. Pension Plans
Messrs. Mionis, Phillips, Cooper and Etienvre participate in the Corporation’s U.S. pension plans comprised of two defined contribution retirement programs, one of which qualifies as a deferred salary arrangement under section 401(k) of the U.S. Internal Revenue Code (the “401(k) Plan”). Under the 401(k) Plan, participating employees may defer 100% of their pre-tax earnings subject to any statutory limitations. The Corporation may make contributions for the benefit of eligible employees. The 401(k) Plan allows employees to choose how their account balances are invested on their behalf within a range of investment options provided by third-party fund managers. The Corporation contributes: (i) 3% of eligible compensation for the participant, and (ii) up to an additional 3% of eligible compensation by matching 50% of the first 6% contributed by the participant. The maximum contribution to the 401(k) Plan, based on the Internal Revenue Code rules and the 401(k) Plan formula for 2023 was $22,500 (plus an additional $7,500 for an individual over the age of 50). Messrs. Mionis, Phillips, Cooper and Etienvre also participate in a supplementary retirement plan that is also a defined contribution plan (the “U.S. Supplementary Plan”). Under the U.S. Supplementary Plan, the Corporation contributes to the participant an annual amount equal to the difference between 8% of the participant’s salary and paid incentive and the amount that Celestica would contribute to the 401(k) Plan assuming the participant contributes the amount required to receive the matching 50% contribution by Celestica. A notional account is maintained for Messrs. Mionis, Phillips, Cooper and Etienvre, and they are entitled to select from among the investment options available in the 401(k) Plan for the purpose of determining the return on their notional accounts.
Termination of Employment and Change in Control Arrangements with Named Executive Officers
The Corporation has entered into employment agreements with certain of its NEOs in order to provide certainty to the Corporation and such NEOs with respect to issues such as obligations of confidentiality, non-solicitation and non-competition after termination of employment, the amount of severance to be paid in the event of termination of the NEO’s employment, and to provide a retention incentive in the event of a change in control scenario.
Mr. Mionis
The CEO Employment Agreement provides that Mr. Mionis is entitled to certain severance benefits if, during a change of control period or a potential change of control period at the Corporation, he is terminated without cause or resigns for good reason as defined in his agreement (a “double trigger” provision) where good reason includes, without limitation, a material adverse change in position or duties or a specified reduction(s) in total compensation (including base salary, equity and CTI award). A change of control period is defined in his agreement as the 12-month period following a change of control. A potential change of control period is defined in his agreement as the period beginning upon the occurrence of a potential change of control and ending on the earlier of: (i) the end of the 6-month period following a potential change of control; and (ii) a change of control.
The amount of the severance payment for Mr. Mionis is equal to: (i) base salary up to and including the termination date; (ii) a lump sum amount equal to his target payment under the CTI prorated to the date of termination; (iii) a lump sum amount equal to any payments accrued under the CTI in respect of the fiscal year preceding the fiscal year during which his termination occurs, if any; (iv) a lump sum amount equal to two times his eligible earnings (such eligible earnings calculated as his annual base salary plus the lesser of (a) his target payment under the CTI for the fiscal year during which his termination occurs based on target achievement of the CPF of 1.0 and an IPF of 1.0, and (b) payment received under the CTI for the fiscal year preceding the fiscal year during which termination occurs); (v) vacation pay earned but unpaid up to and including the date of termination; (vi) a lump sum cash settlement of contributions to, or continuation of his pension and retirement plans for a two-year period; and (vii) a one-time lump sum payment of $100,000 in lieu of all future benefits and perquisites. In addition, upon a change of control and termination without cause or for good reason (a) the stock options granted to him vest immediately, (b) the unvested PSUs granted to him vest immediately at the target level of performance specified in the terms of the PSU grant, and (c) the RSUs granted to him shall vest immediately.
Outside a change in control period, upon termination without cause or resignation for good reason as defined in his agreement, the amount of the severance payment for Mr. Mionis is equal to: (a) base salary up to and including the termination date; (b) a lump sum amount equal to any payments accrued under the CTI in respect of the fiscal year preceding the fiscal year during which his termination occurs; (c) a lump sum amount equal to two times his eligible earnings (as calculated in the paragraph above); (d) vacation pay earned but unpaid up to and including the date of termination; (e) a one-time lump sum payment of $100,000 in lieu of all future benefits and perquisites; and (f) a lump sum cash settlement of contributions to, or continuation of his pension and retirement plans for a two-year period. In addition, (a) vested stock options may be exercised for a period of 30 days and unvested stock options are forfeited on the termination date, (b) RSUs shall vest immediately on a pro rata basis based on the ratio of (i) the number of full years of employment completed between the date of grant and termination of employment, to (ii) the number of years between the date of grant and the vesting date, and (c) PSUs vest based on actual performance on a pro rata basis based on the ratio of (i) the number of full years of employment completed between the date of grant and the termination of employment, to (ii) the number of years between the date of grant and the vesting date.
The foregoing entitlements are conferred on Mr. Mionis in part upon his fulfillment of certain confidentiality, non-solicitation and non-competition obligations for a period of two years following termination of employment. In the event of a breach of such obligations, the Corporation is entitled to seek appropriate legal, equitable and other remedies, including injunctive relief.
The following table summarizes the incremental payments and benefits to which Mr. Mionis would have been entitled upon a change in control occurring on December 31, 2023, or if his employment had been terminated on December 31, 2023 as a result of a change in control, retirement or termination without cause (or with good reason).
Table 24: Mr. Mionis’ Benefits
	Cash Portion	Value of Option-Based and Share-Based Awards(1)	Other Benefits(2)	Total
Termination without Cause/with Good Reason or Change in Control with Termination	$5,000,000	—	$702,146	$5,702,146
Change in Control with no Termination or Retirement	—	—	—	—

(1)
No incremental amount would be received in respect of accelerated vesting of options, RSUs and PSUs, if any, on the assumption that the discount rate applied to calculate the net present value of the accelerated entitlements is not greater than the rate at which the SVS would otherwise be expected to appreciate over the period of acceleration.

(2)
Other benefits consist of group health benefits and pension plan contributions.

Messrs. Chawla, Phillips, Cooper and Etienvre
Messrs. Chawla, Phillips, Cooper and Etienvre are subject to the Executive Policy Guidelines which provide the following:
Termination without cause
•
eligible to receive a severance payment up to two times annual base salary and the lower of target or actual annual incentive for the previous year (“Eligible Earnings”), subject to adjustment for factors including length of service, together with a portion of their annual incentive for the year, prorated to the date of termination

•
(a) vested stock options may be exercised for a period of 30 days and unvested stock options are forfeited on the termination date, (b) RSUs shall vest immediately on a pro rata basis based on the ratio of (i) the number of full years of employment completed between the date of grant and termination of employment, to (ii) the number of years between the date of grant and the vesting date, and (c) PSUs vest based on actual performance on a pro rata basis based on the ratio of (i) the number of full years of employment completed between the date of grant and the termination of employment, to (ii) the number of years between the date of grant and the vesting date

Termination without cause within two years following a change in control of the Corporation (“double trigger” provision)
•
eligible to receive a severance payment up to two times Eligible Earnings, subject to adjustment for factors including length of service, together with a portion of their annual incentive for the year, prorated to the date of termination

•
(a) all unvested stock options vest on the date of change in control, (b) all unvested RSUs vest on the date of change in control, and (c) all unvested PSUs vest on the date of change in control at target level of performance unless the terms of a PSU grant provide otherwise, or on such other more favourable terms as the Board may in its discretion provide

Termination with cause	• no severance benefit is payable • all unvested equity is forfeited on the termination date

Retirement
•
(a) stock options continue to vest and are exercisable until the earlier of three years following retirement and the original expiry date, (b) RSUs will continue to vest on their vesting dates, and (c) PSUs vest based on actual performance on a pro rata basis based on the percentage represented by the number of days between the date of grant and the date of retirement as compared to the total number of days from the date of grant to the scheduled release date for the issuance of shares in respect of vested PSUs

Resignation
•
no severance benefit is payable

•
(a) vested stock options may be exercised for a period of 30 days and unvested stock options are forfeited on the resignation date and (b) all unvested RSUs and PSUs are forfeited on the resignation date

Additionally, the Executive Policy Guidelines provide that executives whose employment has been terminated will have their pension and benefits coverage treated according to the terms of the plans in which they participate.
The entitlements described in the above table are subject to recoupment if the executive has committed a material breach of certain post-employment provisions for a period of two years following termination of their employment.
The following tables summarize the incremental payments to which Messrs. Chawla, Phillips, Cooper and Etienvre would have been entitled upon a change in control occurring on December 31, 2023, or if their employment had been terminated on December 31, 2023 as a result of a change in control, retirement or termination without cause.
Table 25: Mr. Chawla’s Benefits
	Cash Portion(1)	Value of Option-Based and Share-Based Awards(2)	Other Benefits	Total
Termination without Cause or Change in Control with Termination	$2,400,000	—	—	$2,400,000
Change in Control with no Termination or Retirement	—	—	—	—

(1)
Amounts in this column assume a maximum severance payment of two times Eligible Earnings but the actual amounts payable could be less.

(2)
No incremental amount would be received in respect of accelerated vesting of options, RSUs and PSUs, if any, on the assumption that the discount rate applied to calculate the net present value of the accelerated entitlements is not greater than the rate at which the SVS would otherwise be expected to appreciate over the period of acceleration.

Table 26: Mr. Phillips’ Benefits
	Cash Portion(1)	Value of Option-Based and Share-Based Awards(2)	Other Benefits	Total
Termination without Cause or Change in Control with Termination	$1,836,000	—	—	$1,836,000
Change in Control with no Termination or Retirement	—	—	—	—

(1)
Amounts in this column assume a maximum severance payment of two times Eligible Earnings but the actual amounts payable could be less.

(2)
No incremental amount would be received in respect of accelerated vesting of options, RSUs and PSUs, if any, on the assumption that the discount rate applied to calculate the net present value of the accelerated entitlements is not greater than the rate at which the SVS would otherwise be expected to appreciate over the period of acceleration.

Table 27: Mr. Cooper’s Benefits
	Cash Portion(1)	Value of Option-Based and Share-Based Awards(2)	Other Benefits	Total
Termination without Cause or Change in Control with Termination	$1,746,000	—	—	$1,746,000
Change in Control with no Termination or Retirement	—	—	—	—

(1)
Amounts in this column assume a maximum severance payment of two times Eligible Earnings but the actual amounts payable could be less.

(2)
No incremental amount would be received in respect of accelerated vesting of options, RSUs and PSUs, if any, on the assumption that the discount rate applied to calculate the net present value of the accelerated entitlements is not greater than the rate at which the SVS would otherwise be expected to appreciate over the period of acceleration.

Table 28: Mr. Etienvre’s Benefits
	Cash Portion(1)	Value of Option-Based and Share-Based Awards(2)	Other Benefits	Total
Termination without Cause or Change in Control with Termination	$1,746,000	—	—	$1,746,000
Change in Control with no Termination or Retirement	—	—	—	—

(1)
Amounts in this column assume a maximum severance payment of two times Eligible Earnings but the actual amounts payable could be less.

(2)
No incremental amount would be received in respect of accelerated vesting of options, RSUs and PSUs, if any, on the assumption that the discount rate applied to calculate the net present value of the accelerated entitlements is not greater than the rate at which the SVS would otherwise be expected to appreciate over the period of acceleration.

Performance Graph
The following chart compares the cumulative TSR of C$100 invested in SVS with the cumulative TSR of the S&P/TSX Composite Total Return Index for the period from December 31, 2018 to December 31, 2023.
Table 29: Performance Graph
The graph shows that SVS have outperformed the S&P/TSX Composite Total Return Index. An investment in the Corporation on December 31, 2018 would have resulted in a 224% increase in value over the five-year period ended December 31, 2023 compared with a 71% increase that would have resulted from an investment in the S&P/TSX Composite Total Return Index over the same period. Over the same five-year period, annual compensation for the NEOs as reported in the applicable Summary Compensation Tables (actual salary paid, actual CTI payments and the grant-date fair value of long-term incentive awards (at target in the case of PSUs) granted in the respective years) increased by 33%.

DELIVERY OF MEETING MATERIALS AND VOTING INFORMATION

Q.
WHAT DECISIONS WILL I BE ASKED TO MAKE?

A.
Shareholders will be voting on the following matters: election of each individual director to the Board of Directors of the Corporation for the ensuing year, appointment of an auditor for the Corporation for the ensuing year, authorization of the Board to fix the auditor’s remuneration, an advisory resolution on the Corporation’s approach to executive compensation, approval of the amendment to the Corporation’s articles of incorporation, confirmation of the amendment and restatement of the Corporation’s By-Law 1, and any other matters as may properly be brought before the Meeting, or any adjournment(s) or postponement(s) thereof.

The Corporation’s Board of Directors and management recommend that you vote in favour of each of the nominees for election as directors of the Corporation for the ensuing year, in favour of the appointment of KPMG LLP as auditor of the Corporation for the ensuing year, in favour of the authorization of the Board of Directors of the Corporation to fix the remuneration to be paid to the auditor, in favour of the advisory resolution on the Corporation’s approach to executive compensation, in favour of approval of the amendment to the Corporation’s articles of incorporation, and in favour of confirmation of the amendment and restatement of the Corporation’s By-Law 1.
Q.
WHO IS SOLICITING MY PROXY?

A.
The Corporation’s management is soliciting your proxy. All associated costs of solicitation will be borne by the Corporation. The solicitation will be primarily by mail, but proxies may also be solicited personally by regular employees of the Corporation for which no additional compensation will be paid.

Q.
WHAT IS NOTICE-AND-ACCESS?

A.
In our continuing effort to reduce environmental impacts and increase sustainability, we have adopted the “notice-and-access” procedures permitted under applicable Canadian securities laws for distribution of the Circular and the Meeting Materials to both registered and non-registered shareholders. Under the notice-and-access procedures, instead of sending paper copies of the Circular and the Meeting Materials, shareholders who held shares as of March 8, 2024, the record date for the Meeting, will be able to access and review these materials online. Shareholders will receive the Notice of Availability of Meeting Materials (“Notice”) in the mail explaining how to access this Circular electronically and how to request a paper copy. A form of proxy for registered shareholders or a voting instruction form for non-registered (beneficial) shareholders will be included with the Notice with instructions on how to vote your shares. The principal benefit of the notice-and access-procedures is that they reduce costs and the environmental impact of producing and distributing large quantities of paper documents that are ultimately discarded.

The Corporation will not use procedures known as “stratification” in relation to the use of the notice- and-access delivery model. Stratification occurs when a reporting issuer using notice-and-access provides a paper copy of the management information circular to some shareholders with the Notice. In relation to the Meeting, all of the non-registered shareholders of the Corporation will receive the required documentation under notice-and-access, which will not include a paper copy of this Circular. Shareholders are reminded to review this Circular before voting.
If you have any questions about notice-and-access, please call 1-877-907-7643 or from outside North America 1-303-562-9305 for service in English and 1-303-562-9306 for service in French.
Q.
HOW DO I ACCESS THE CIRCULAR ELECTRONICALLY?

A.
The Circular and other relevant materials are available on the Corporation’s website at www.celestica.com/shareholder-documents and will remain there for one full year after the date this Circular was filed on SEDAR+. The Circular will also be available under the Corporation’s profile on SEDAR+ at www.sedarplus.com and EDGAR at www.sec.gov.

Q.
HOW DO I GET A PAPER COPY OF THE MEETING MATERIALS?

A.
You may request paper copies of this Circular and our 2023 20-F at no cost up to one year from the date that this Circular was filed on SEDAR+. In order to receive a paper copy before the date of the Meeting, your request should be received at least 10 days prior to the date of the Meeting.

Prior to the Meeting, registered shareholders may request paper copies of this Circular and our 2023 Form 20-F by calling the Corporation’s registrar and transfer agent, Computershare Investor Services Inc. (“Computershare”), toll-free at 1-866-962-0498 or direct, from outside of North America at 514-982-8716 and entering your Control Number as indicated on your form of proxy.
Prior to the Meeting, non-registered shareholders may request paper copies of this Circular and our 2023 20-F by visiting www.proxyvote.com or by calling 1-877-907-7643 (toll free in Canada and the United States) and entering the control number located on the voting instruction form provided to you and following the instructions. If you are calling from outside Canada or the United States, or you do not have a 16-digit control number, you can call (English) 1-303-562-9305 or (French) 1-303-562-9306 to request a paper copy of the Meeting Materials/Circular.
If you request a paper copy of this Circular, you will not receive a new form of proxy or voting instruction form, so you should keep the original form sent to you in order to vote at the Meeting.
Following the Meeting, you may request paper copies of the Meeting Materials by calling Broadridge Investor Communication Solutions (“Broadridge”) at 1-877-907-7643 within North America, or direct, from outside of North America at 1-303-562-9305 (English) and 1-303-562-9306 (French).
Q.
WHO IS ENTITLED TO VOTE?

A.
Any holder of SVS of the Corporation at the close of business on March 8, 2024 or such holder’s duly appointed proxyholders or representatives are entitled to vote.

As at February 20, 2024, 119,256,660 SVS (which carry one vote per share) were issued and outstanding.
Q.
HOW DO I ATTEND THE MEETING?

A.
The Meeting will be held at Celestica’s headquarters at 5140 Yonge Street, Suite 1900, Toronto, Ontario and virtually at https://meetnow.global/MUGXJDC. If attending in person, only registered shareholders and proxyholders who are registered with Computershare may vote and ask questions during the Meeting. To receive a ballot when you arrive at the Meeting in person, register with a representative of our transfer agent, Computershare.

We will also be holding the Meeting in a virtual format, which will be conducted over the internet via live audio-only webcast at https://meetnow.global/MUGXJDC. We encourage you to access the Meeting virtually prior to the start time. Online access will begin at 8:30 a.m. EDT. Instructions on how to connect and participate in the Meeting virtually are described herein and posted on the Corporation’s website at www.celestica.com/shareholder-documents.
In order to participate in the Meeting virtually, registered shareholders must have a valid 15-digit Control Number and duly appointed Appointees must have received an email from Computershare containing an Invitation Code. Voting at the Meeting virtually will only be available for shareholders or their registered Appointees, subject to the procedures described under How Do I Exercise My Vote (and by When) if I am a Registered Shareholder? and How Do I Vote If I Am a Non-Registered Shareholder? Registered shareholders who have appointed and registered an Appointee may attend the Meeting virtually by clicking “Guest” and completing the online form but will be unable to participate in, or vote at, the Meeting virtually. Non-registered shareholders who have not appointed and registered themselves or who have appointed and registered an Appointee may attend the meeting by clicking “Guest” and completing the online form, but will be unable to participate in, or vote at, the Meeting virtually. See Can a Registered Shareholder Appoint Someone Other Than the Proxy Nominees To Vote Their Shares At The Meeting? below for further information about Appointees.

Q.
CAN A REGISTERED SHAREHOLDER APPOINT SOMEONE OTHER THAN THE PROXY NOMINEES TO VOTE THEIR SHARES AT THE MEETING?

A.
Yes, you may appoint an individual or company other than the Proxy Nominees to vote your shares at the Meeting (such individual or authorized representative of such company shall be referred to herein as an “Appointee”). Write the name of the Appointee of your choice in the blank space provided in the form of proxy. The Appointee whom you choose need not be a shareholder.

A shareholder has the right to appoint a person or entity (who need not be a shareholder) to attend and act for him/her on his/her behalf at the Meeting (both in-person and online) other than the persons named in the enclosed instrument of Proxy.
If you appoint an Appointee to represent you at the Meeting virtually, you must first submit your form of proxy appointing such Appointee; then register your Appointee. Registering your Appointee is an additional step you need to take after submitting your proxy to appoint your Appointee in order for your Appointee to vote your shares at the Meeting virtually. If you fail to register your Appointee, your Appointee will not receive an Invitation Code, and will be unable to participate in, or vote at, the Meeting virtually. To register an Appointee, you MUST visit https://www.computershare.com/Celestica by no later than 9:30 a.m. EDT on April 23, 2024 and provide Computershare with your Appointee’s contact information, so that Computershare may provide your Appointee with an Invitation Code via email.
A proxy can be submitted to Computershare either in person, or by mail or courier, to: Computershare Investor Services Inc.
100 University Avenue, 8th Floor
Toronto, Ontario M5J 2Y1
OR
via internet at www.investorvote.com.
The proxy must be deposited with Computershare by no later than 9:30 a.m. EDT on April 23, 2024, or if the Meeting is adjourned or postponed, not less than 48 hours, excluding Saturdays, Sundays and statutory holidays, before the commencement of such adjourned or postponed Meeting. If a shareholder who has submitted a proxy attends the Meeting virtually via the webcast and has accepted the terms and conditions when entering the Meeting online, any votes cast by such shareholder on a ballot will be counted and the submitted proxy will be disregarded. The time limit for deposit of proxies may be waived or extended by the Chair of the Meeting at their discretion, with or without notice. The Chair is under no obligation to accept or reject any particular late proxy.
Without an Invitation Code, Appointees will not be able to vote at the Meeting virtually.
Please ensure that the Appointee you have appointed is attending the Meeting and is aware that such Appointee will be voting your shares. Appointees who will be attending the Meeting in person should speak to a representative of Computershare upon arriving at the Meeting.
Q.
HOW DO I EXERCISE MY VOTE (AND BY WHEN) IF I AM A REGISTERED SHAREHOLDER?

A.
If you are a registered shareholder, you may exercise your right to vote by: attending and voting your shares in person at the Meeting (personally or through an Appointee); attending and voting your shares online at the Meeting virtually (personally or through an Appointee); by mailing in the form of proxy; or by voting by telephone or internet.

Registered shareholders will receive a 15-digit Control Number via the form of proxy provided by Computershare, to enable them to vote by telephone or internet. Registered shareholders will also receive an e-mail notification containing such Control Number. If a registered shareholder has duly appointed an Appointee to represent such shareholder at the Meeting, such Appointee must be registered in order for such Appointee to receive an Invitation Code from Computershare to participate in the Meeting virtually. See above under Can a Registered Shareholder Appoint Someone Other Than the Proxy Nominees to Vote Their Shares at the Meeting? for additional detail. Registered shareholders (or such Appointees) who were assigned a Control Number or Invitation Code by Computershare will be able to vote and submit questions during the Meeting virtually. To do so, please go to https://meetnow.global/MUGXJDC prior to the start of the Meeting virtually to login. Registered shareholders or duly appointed Appointees can participate in the Meeting virtually by clicking “Shareholder” (in the case of Registered shareholders) and entering a Control Number and “Invitation” and entering an Invitation Code (in the case of Appointees) before the start of the Meeting. It is important that you are connected to the internet at all times during the Meeting in order to vote virtually when balloting commences. If you (or your duly-appointed Appointee) vote your shares online at the Meeting, such vote will be taken and counted at the Meeting. See How do I Attend the Meeting? above for instructions on how to attend the Meeting (but not participate in, or vote at the Meeting) if you have appointed an Appointee.
If a Registered shareholder (or their duly-appointed Appointee) votes their shares at the Meeting in person, their vote will be taken and counted at the Meeting.
If you choose to vote your shares using the form of proxy, your duly executed form of proxy must be received by Computershare at: 100 University Avenue, 8th Floor, Toronto, Ontario, Canada M5J 2Y1, no later than 9:30 a.m. (EDT) on Tuesday, April 23, 2024. If the Meeting is adjourned or postponed, Computershare must receive the form of proxy at least 48 hours, excluding Saturdays, Sundays and holidays, before the rescheduled Meeting. Alternatively, the form of proxy may be given to the Chair of the Meeting in-person.
If you choose to vote your shares by telephone or internet, your vote must be received no later than 9:30 a.m. (EDT) on Tuesday, April 23, 2024.
The time limit for deposit of proxies may be waived or extended by the Chair of the Meeting at their discretion, with or without notice. The Chair is under no obligation to accept or reject any particular late proxy. Non-registered shareholders should refer to How Do I Vote If I Am a Non-Registered Shareholder? below.
Q.
MUST I INFORM ANYONE OF MY INTENT TO ATTEND THE MEETING?

A.
No.

Q.
HOW DO I ASK QUESTIONS DURING THE MEETING?

A.
Both online and in person, registered shareholders or their registered Appointees will have opportunities to participate in the Meeting.

Only registered shareholders or registered Appointees may submit questions (or vote) while connected to the Meeting virtually on the Internet. If you wish to submit a question, you may do so by logging into the virtual meeting platform at https://meetnow.global/MUGXJDC, typing the question into the Q&A tab at the top of the screen. Registered shareholders attending as guests and non-registered shareholders who have not appointed themselves or an Appointee may attend the Meeting but will be unable to submit questions or vote at the Meeting. See How Do I Exercise My Vote (and by When) if I am a Registered Shareholder? and How Do I Vote If I Am a Non-Registered Shareholder? for further information on how to vote and submit questions during the Meeting. Additional information regarding the ability of participants to ask questions during the Meeting virtually will be made available within the Meeting’s online platform by clicking on the “Documents” tab at the top right of the screen.
The Chair of the Meeting or members of management present at the Meeting will respond to questions from registered shareholders or registered Appointees relating to a matter to be voted on at the Meeting before a vote is held on such matter, if applicable. General questions will be addressed by the Chair of the Meeting and other members of management following the end of the Meeting during the question period. For any submissions made but not addressed during the question period following the end of the Meeting, a member of the Corporation’s management will attempt to contact such shareholder to respond to the submission to the extent the shareholder has provided an email address within their submission.
Q.
WHAT IF I HAVE TECHNICAL DIFFICULTIES ACCESSING THE MEETING VIRTUALLY?

A.
If shareholders (or their Appointees) encounter any difficulties accessing the Meeting virtually during the check-in or meeting time, they may attend the Meeting virtually by clicking “Guest” and completing the online form. The virtual Meeting platform is fully supported across browsers (Edge, Firefox, Chrome, and Safari), and devices (desktops, laptops, tablets, and smartphones) running the most updated version of applicable software and plugins. Shareholders (or their Appointees) should ensure that they have a strong Internet connection if they intend to attend and/or participate in the Meeting virtually. Participants should allow plenty of time to log in and ensure that they can hear streaming audio prior to the start of the Meeting virtually.
Q.
WHAT IF A REGISTERED SHAREHOLDER SIGNS THE FORM OF PROXY ENCLOSED WITH THE NOTICE?

A.
Signing the form of proxy gives authority to the Proxy Nominees (Mr. Michael M. Wilson or Mr. Robert A. Mionis or their designees), to vote your shares at the Meeting, unless you give authority to another person to vote your shares by providing that person’s name on the form of proxy.

Q.
HOW WILL THE SHARES OF REGISTERED SHAREHOLDERS BE VOTED AT THE MEETING IF THEY GIVE THEIR PROXY TO THE PROXY NOMINEES?

A.
On any ballot that may be called for, the SVS represented by a properly executed proxy given in favour of the Proxy Nominees in the form of proxy will be voted for or against or withheld from voting in accordance with the instructions given on the ballot. If you specify a choice with respect to any matter to be acted upon, such shares will be voted accordingly.

The persons named in the form of proxy must vote for or against or withhold from voting your shares in accordance with your instructions on the form of proxy. In the absence of such directions and unless you specify an Appointee other than the Proxy Nominees to vote your shares, your shares will be voted in favour of the election to the Corporation’s Board of each of the nominees proposed by management for the ensuing year, in favour of the appointment of KPMG LLP as the Corporation’s auditor for the ensuing year, in favour of the authorization of the Board to fix the auditor’s remuneration, in favour of the advisory resolution on the Corporation’s approach to executive compensation, in favour of approval of the amendment to the Corporation’s articles of incorporation, in favour of confirmation of the amendment and restatement of the Corporation’s By-Law 1, and as the Proxy Nominees may determine in their best judgment with respect to any other matters that may be properly come before the Meeting or any adjournment(s) or postponement(s) thereof.
Q.
IF REGISTERED SHAREHOLDERS CHANGE THEIR MIND, CAN THEY REVOKE THEIR PROXY ONCE IT HAS BEEN GIVEN?

A.
Yes, you may revoke any proxy that you have given at any time prior to its use at the Meeting or any adjournment(s) or postponement(s) thereof. In addition to revocation in any other manner permitted by law, you may revoke your proxy by preparing a written statement, signed by you or your attorney, as authorized, or if the proxy is given on behalf of a corporation or other legal entity, by a duly authorized officer or attorney of such corporation or legal entity, prior to the proxy being voted, or by transmitting, by telephonic or electronic means, a revocation signed by electronic signature by you or by your attorney, who is authorized in writing, to the principal executive office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment(s) or postponement(s) thereof.

Note that your or your Appointee’s participation, either in-person or online, at the Meeting in a vote by ballot at the Meeting will automatically revoke any proxy previously given by you regarding business considered by that vote. If you are using a 15-digit Control Number to login to the Meeting virtually and you accept the terms and conditions, you will be revoking any and all previously submitted proxies. However, in such a case, you will be provided the opportunity to vote by ballot on the matters put forth at the Meeting. If you DO NOT wish to revoke all previously submitted proxies, do not accept the terms and conditions, in which case you can only enter the Meeting virtually as a guest.
Q.
WHAT IF AMENDMENTS ARE MADE TO THE SCHEDULED MATTERS OR IF OTHER MATTERS ARE BROUGHT BEFORE THE MEETING?

A.
The form of proxy confers discretionary authority upon the Proxy Nominees in respect of any amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

As of the date of this Circular, the Corporation’s management was not aware of any such amendments, variations or other matters to come before the Meeting. However, if any amendments, variations or other matters that are not now known to management should properly come before the Meeting or any adjournment(s) or postponement(s) thereof, the SVS represented by proxies in favour of the Proxy Nominees will be voted on such matters in accordance with their best judgment.
Q.
HOW DO I VOTE IF I AM A NON-REGISTERED SHAREHOLDER?

A.
A shareholder is a non-registered shareholder (or beneficial owner) if (i) an intermediary (such as a bank, trust company, securities dealer or broker, trustee or administrator of a registered retirement savings plan, registered retirement income fund, deferred profit sharing plan, registered education savings plan, registered disability savings plan or tax-free savings account), or (ii) a clearing agency (such as CDS Clearing and Depository Services Inc. or Depository Trust and Clearing Corporation), of which the intermediary is a participant (in each case, an “Intermediary”), holds the shareholder’s shares on behalf of the shareholder.

In accordance with National Instrument 54-101 — Communication with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators (“NI 54-101”), the Corporation is distributing (i) a notice of the internet website location where shareholders may access the Notice of Meeting and this Circular and (ii) either a form of proxy or voting instruction form to Intermediaries for distribution to non-registered shareholders and such Intermediaries are to forward such materials to each non-registered shareholder. Such Intermediaries often use a service company (such as Broadridge), to permit the non-registered shareholder to direct the voting of the shares held by the Intermediary on behalf of the non-registered shareholder. The Corporation is paying Broadridge to deliver, on behalf of the Intermediaries, a copy of the Notice and a form of proxy or voting instruction form to each “non- objecting beneficial owner” and each “objecting beneficial owner” (as those terms are defined in NI 54-101).
If you are a non-registered shareholder, the Intermediary holding your shares should provide a voting instruction form. In order to cast your vote, you must follow the instructions on the voting instruction form to vote by telephone or internet, or complete, sign and return the voting instruction form in accordance with the instructions, and within the timeline (which will likely be earlier than 9:30 a.m. (EDT) on Tuesday, April 23, 2024), set forth therein. This form will constitute voting instructions which the Intermediary must follow. Alternatively, the Intermediary may provide you with a signed form of proxy. In this case, you do not need to sign the form of proxy, but should complete it and forward it directly to Computershare.
As a non-registered holder, if your shares are held through a broker who is a member of the NYSE and you do not return the voting instruction form, your broker will not have the discretion to vote your shares on any “non-routine” matters, as defined under NYSE rules. Therefore, it is important that you instruct your broker or other Intermediary how to vote your shares. If such broker doesn’t receive voting instructions as to a non-routine proposal (all proposals, other than the proposal to appoint the auditor for the ensuing year and to authorize the directors to fix the auditor’s remuneration, are “non-routine” matters under NYSE rules), a “broker non-vote” with respect to such shares occurs, and such shares will not be taken into account in determining the outcome of the non-routine proposal.
Should you, as a non-registered shareholder (other than U.S. resident non-registered shareholders — see below), wish to attend the Meeting and vote your shares at the Meeting, or have an Appointee vote your shares on your behalf at the Meeting, you should fill in your own name or the name of your Appointee, as the case may be, in the space provided on the form of proxy or voting instruction form provided by the Intermediary. An Intermediary’s voting instruction form will likely provide corresponding instructions as to how you (or your Appointee) can participate in, and cast your vote at the Meeting. In any case, you should carefully follow the instructions provided by the Intermediary and contact the Intermediary promptly if you require assistance. If you wish to vote your shares at the Meeting virtually or designate an Appointee to attend the Meeting virtually and vote your shares on your behalf, you must first submit the form of proxy or voting instruction form appointing yourself or your Appointee to the Intermediary; and then register yourself or your Appointee with Computershare at https://www.computershare.com/Celestica. Registering yourself or your Appointee is an additional step you need to take after submitting your form of proxy or voting instruction form to designate yourself or your Appointee in order for you or your Appointee to vote your shares at the Meeting virtually. If you fail to register yourself or your Appointee, you or your Appointee will not receive an Invitation Code from

Computershare, and will be unable to participate in, or vote at, the Meeting virtually. To register yourself or an Appointee, you MUST visit https://www.computershare.com/Celestica by no later than 9:30 a.m. EDT on April 23, 2024 and provide Computershare with you or your Appointee’s contact information, so that Computershare may provide you or your Appointee with an Invitation Code via email.
To attend and vote at the Meeting virtually, U.S. resident non-registered shareholders must first obtain a valid legal proxy from their Intermediary, and then register themselves or their Appointee in advance to virtually participate in, and vote at the Meeting virtually. U.S. resident non-registered shareholders should follow the instructions from their Intermediary included with the Notice or contact their Intermediary to request a legal form of proxy. After first obtaining a valid legal proxy from their Intermediary, U.S. resident non-registered shareholders must submit a copy of their legal proxy to Computershare in order to register themselves or their Appointee to participate in, and vote at the Meeting virtually. Requests for registration should be directed to:
Computershare Investor Services Inc.
100 University Avenue, 8th Floor
Toronto, Ontario M5J 2Y1
OR
Email at: uslegalproxy@computershare.com
Requests for registration must be labeled as “Legal Proxy” and be received no later than April 23, 2024 by 9:30 am. U.S. resident non-registered shareholders will receive a confirmation of their registration by email after Computershare receives their registration materials. Such U.S. resident non-registered shareholders or their Appointee may then attend the Meeting virtually and vote their shares at https://meetnow.global/MUGXJDC during the Meeting. Please note that you are required to register yourself or your Appointee at www.computershare.com/Celestica.
Non-registered shareholders who have not appointed themselves may attend the Meeting virtually by clicking “Guest” and completing the online form but will be unable to participate in, or vote at, the Meeting.
Non-registered shareholders who wish to attend the Meeting in person and vote their shares in person, or have another person attend and vote their shares on their behalf at the in-person Meeting, should fill in their own name or the name of their Appointee, as the case may be, in the space provided on the form of proxy provided by the Intermediary. An Intermediary’s voting instruction form will likely provide corresponding instructions as to how the non-registered shareholder (or their Appointee) can cast their vote in person. In any case, non-registered shareholders should carefully follow the instructions provided by the Intermediary and contact the Intermediary promptly if they require assistance.
If you vote and would subsequently like to change your vote (whether by revoking a voting instruction or by revoking a proxy), you should contact the Intermediary to discuss whether this is possible and, if so, what procedures you should follow.
Q.
HOW CAN I CONTACT THE INDEPENDENT DIRECTORS, NON-MANAGEMENT DIRECTORS AND CHAIR?

A.
You may confidentially contact the Chair of the Board, the non-management directors or the independent directors by writing to them individually or as a group at the Corporation’s head office. Please send your letters in sealed envelopes to our head office as follows and we will deliver them to the Chair of the Board or the appropriate addressee(s) or their designees, unopened:

c/o Investor Relations
5140 Yonge Street, Suite 1900
Toronto, Ontario, Canada M2N 6L7
Phone: 416-448-2211

Q.
WHOM SHOULD I CONTACT IF I HAVE QUESTIONS CONCERNING THE CIRCULAR OR FORM OF PROXY?

A.
If you have questions concerning the information contained in this Circular you may contact Celestica Investor Relations:

Investor Relations
5140 Yonge Street, Suite 1900
Toronto, Ontario, Canada M2N 6L7
Phone: 416-448-2211
E-mail: clsir@celestica.com
If you require assistance in completing the form of proxy you may contact Computershare (see contact coordinates below).
Q.
HOW CAN I CONTACT THE TRANSFER AGENT?

A.
You may contact the transfer agent by mail: Computershare Investor Services Inc.

100 University Avenue, 8th Floor
Toronto, Ontario M5J 2Y1
or by telephone:
within Canada and the U.S.
1-800-564-6253
all other countries
514-982-7555
CERTIFICATE
The contents of this Circular and the sending thereof to the shareholders of the Corporation have been approved by the Board of Directors.
Toronto, Ontario, March 8, 2024
By Order of the Board of Directors
Douglas Parker
Chief Legal Officer and Corporate Secretary

SCHEDULE A
BOARD OF DIRECTORS MANDATE

1.
MANDATE

1.1
In adopting this mandate:

(a)
the Board of Directors (the “Board”) of Celestica Inc. (“Celestica”, or the “corporation”) acknowledges that the mandate prescribed for it by the Business Corporations Act (Ontario) (the “OBCA”) is to supervise the management of the business and affairs of Celestica and that this mandate includes responsibility for stewardship of Celestica; and

(b)
the Board explicitly assumes responsibility for the stewardship of Celestica, as contemplated by applicable regulatory and stock exchange requirements.

2.
BOARD MEMBERSHIP

2.1
Number of Members — The Board shall consist of such number of members of the Board (“Directors”) as the Board may determine from time to time, provided that such number shall be within the minimum and maximum number of Directors set out in Celestica’s articles of incorporation.

2.2
Independence of Members — The Board shall be comprised of Directors such that the Board complies with all independence requirements under applicable corporate and securities laws and all applicable stock exchange requirements. The Board shall annually review the relationships that each Director has with Celestica in order to satisfy itself that all applicable independence criteria have been met.

2.3
Election and Appointment of Directors — Directors shall be elected by the shareholders annually. Once elected, the Directors will hold office until the close of the next annual meeting of shareholders or until successors are elected or appointed, unless such office is earlier vacated in accordance with the corporation’s by-laws.

2.4
Vacancy — The Board may appoint a member to fill a vacancy that occurs on the Board between annual elections of Directors to the extent permitted by the OBCA.

2.5
Removal of Members — Any Director may be removed from office by an ordinary resolution of the shareholders.

3.
EXPECTATIONS OF DIRECTORS

3.1
Minimum Standards for Directors — Directors and the Board as a whole are expected to meet the following minimum standards:

(a)
integrity and high ethical standards;

(b)
career experience and expertise relevant to Celestica’s business purpose, financial responsibilities and risk profile (and Celestica shall disclose each Director’s career experience and qualifications in every proxy circular delivered in connection with a meeting at which Directors are to be elected);

(c)
a proven understanding of fiduciary duty;

(d)
the ability to read and understand financial statements;

(e)
well-developed listening, communicating and influencing skills so, that individual Directors can actively participate in Board discussions and debate; and

(f)
time to serve effectively as a Director by not over-committing to other corporate and not-for-profit boards.

3.2
Attendance at Meetings

(a)
Every Director shall prepare for and attend (absent extenuating circumstances) all scheduled meetings of the Board and meetings of committees of the Board on which the Director serves.

(b)
It may be necessary to hold Board meetings by telephone (or other electronic means by which the

Board is able to communicate in real time) from time to time. Although participation in person, when meetings are scheduled to be held in person, is strongly encouraged, when circumstances prevent a Director from attending a scheduled meeting in person, that Director shall make every effort to participate in the meeting by telephone or such other electronic means of communication.
3.3
Preparation for Meetings — Directors shall set aside adequate time to read and absorb the materials provided to them in advance of any meeting of the Board and any meetings of committees on which the Director serves. Preparation time will vary according to the complexity of the materials.

3.4
Participation in Meetings — Directors are expected to participate fully and frankly in the deliberations and discussions of the Board and its committees. They must apply informed and reasoned judgment to each issue that arises and express opinions, ask further questions and make recommendations that they think are necessary or desirable. Each Director shall act directly, not by proxy, either in person or by written resolution. Each Director shall have an equal say with each of the other Directors.

3.5
Service on Other Boards or Changes in Principal Occupation — A Director must advise the Chair and the chair of the Nominating and Corporate Governance Committee:

(a)
in advance of accepting an invitation to serve on the board of another public company; or

(b)
if that Director changes his or her principal occupation.

4.
BOARD CHAIR

4.1
Board to Appoint Chair — The Board shall appoint the Chair of the Board (the “Chair”) from the members of the Board. The Chair shall be an independent Director.

4.2
Chair to be Appointed Annually — The appointment of the Chair shall take place annually at the first meeting of the Board after a meeting of the shareholders at which Directors are elected, provided that if the designation of the Chair is not so made, the Director who is then serving as Chair shall continue as Chair until his or her successor is appointed.

5.
MEETINGS OF THE BOARD

5.1
Quorum — A quorum of the Board shall be a majority of its members.

5.2
Time and Place of Meetings — The time and place of the meetings of the Board and the calling of meetings and the procedure in all things at such meetings shall be determined by the Board; provided, however, the Board shall meet at least four times a year, with additional meetings held as deemed advisable.

5.3
Right to Vote — Each Director shall have the right to vote on matters that come before the Board.

5.4
Invitees — The Board may invite any person to attend meetings of the Board to assist in the discussion and examination of the matters under consideration by the Board.

5.5
In Camera Sessions — As part of each meeting of the Board, the independent Directors shall meet without any member of management being present (including any Director who is a member of management).

6.
OUTSIDE ADVISORS

6.1
Retaining and Compensating Advisors — The Board shall have the authority to retain and terminate external advisors to assist in fulfilling its responsibilities and to set and pay the reasonable compensation of these respective advisors without consulting or obtaining the approval of any officer of the corporation. The corporation shall provide appropriate funding, as determined by the Board, for the services of these advisors. Notwithstanding the foregoing, the Human Resources and Compensation Committee shall have the sole authority to terminate any consultant or advisor retained by it.

In addition, an individual Director shall have the authority to retain external advisors with the approval of the Chair. Fees and expenses relating to the retention of such advisors by an individual Director shall be subject to pre-approval by the Chair and, if so approved, paid by the corporation.

7.
REMUNERATION OF BOARD MEMBERS

7.1
Members of the Board and the Chair shall receive such remuneration for their service on the Board as the Board may determine from time to time, having regard to the recommendations of the Human Resources and Compensation Committee.

8.
DUTIES AND RESPONSIBILITIES OF THE BOARD

8.1
Specific Aspects of Stewardship Function — In adopting this mandate, the Board hereby explicitly assumes responsibility for the stewardship of the corporation including for the matters set out below:

(a)
to the extent feasible, satisfying itself as to the integrity of the corporation’s Chief Executive Officer (“CEO”) and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the organization;

(b)
adopting a strategic planning process and:

(i)
approving, on at least an annual basis, a strategic plan that takes into account, among other things, the opportunities and risks of the business and monitoring of progress against strategic and business goals;

(ii)
conducting an annual review of resources required to implement Celestica’s growth strategy and the regulatory, governmental and other constraints on Celestica’s business;

(iii)
monitoring the execution of Celestica’s strategy and the achievement of its stated objectives;

(iv)
reviewing, at every board meeting, any recent developments that may impact Celestica’s growth strategy; and

(v)
evaluating management’s analysis of the strategies of competitors;

(c)
identifying the principal risks of the corporation’s business and ensuring the implementation of appropriate systems to identify, assess, manage and mitigate these risks with a view to achieving a proper balance between risks incurred and potential return to holders of securities of the corporation and to the long-term viability of the corporation. In this regard, the Board shall require management to report on a quarterly basis to the Board, and the Board shall review such reports provided by management, on the principal risks inherent in the business of the corporation (including appropriate crisis preparedness, business continuity, information system controls, cybersecurity and information security, disaster recovery plans and risks related to environmental, social and governance (“ESG”) matters, including, among other things, climate policy and sustainability), and the steps implemented by management to manage these risks;

(d)
succession planning;

(e)
reviewing financial reporting and regulatory compliance;

(f)
establishing a communications policy for the corporation;

(g)
reviewing the corporation’s internal control and management information systems;

(h)
reviewing management of capital;

(i)
reviewing and approving material transactions;

(j)
establishing measures for receiving feedback from securityholders;

(k)
in addition to the specific governance matters covered by this mandate, overseeing the corporation’s general strategy, policies and initiatives relating to ESG matters, including, among other things, climate change, sustainability and diversity; and

(l)
reviewing board operations and evaluating board, committee and individual Director effectiveness.

8.2
Corporate Governance Matters

(a)
The Board shall be responsible for developing the corporation’s approach to corporate governance, and shall review and, if it considers appropriate, approve corporate governance guidelines recommended to it by the Nominating and Corporate Governance Committee and which comply with all applicable legal and stock exchange listing requirements and with such recommendations of relevant securities regulatory authorities and stock exchanges as the Board may consider appropriate.
(b)
The Board shall review and, if it considers appropriate, approve any proposed changes to the corporate governance guidelines recommended to it by the Nominating and Corporate Governance Committee.

(c)
The Board shall review and approve any disclosure with respect to Celestica’s governance practices in any document before it is delivered to Celestica’s shareholders or filed with securities regulators or stock exchanges.

(d)
The Board shall review and, if it considers appropriate, approve the process recommended to it by the Nominating and Corporate Governance Committee for annually assessing the performance of the Board as a whole, the committees of the Board, the contribution of individual Directors (including the Chair of the Board) and the effectiveness of management.

(e)
The Board shall review and, if it considers appropriate, approve disclosure policies recommended to it by the Nominating and Corporate Governance Committee with respect to matters not covered by mandated financial disclosure.

8.3
Nomination and Appointment of Directors

(a)
The Board shall adopt selection criteria to be used by the Nominating and Corporate Governance Committee in selecting candidates for nomination to the Board and shall require the Nominating and Corporate Governance Committee to make recommendations to it with respect to such selection criteria.

(b)
The Board shall nominate individuals for election as Directors by the shareholders and shall require the Nominating and Corporate Governance Committee to make recommendations to it with respect to such nominations.

(c)
The Board may fill vacancies on the Board as it is permitted by law to fill and shall require the Nominating and Corporate Governance Committee to make recommendations to it with respect to such vacancies.

(d)
The Board shall consider recommendations made to it by the Nominating and Corporate Governance Committee with respect to the size and composition of the Board.

8.4
Majority Voting — The Board has adopted a Majority Voting Policy and shall review the recommendations of the Nominating and Corporate Governance Committee concerning resignations of directors pursuant to Celestica’s Majority Voting Policy in respect of the election of directors and if advisable, accept or reject any such resignation, in accordance with the terms of Celestica’s Majority Voting Policy.

8.5
Specific Authorization — The Board shall authorize the CEO to enter into commitments on behalf of Celestica, subject to certain limits, and shall from time to time, as the Board considers appropriate, review such authorization.

8.6
Significant Decisions — The Board shall require management to obtain its approval for all significant decisions, including: major financings; significant acquisitions, dispositions and capital expenditures; and each annual operating plan.

8.7
Information Flow from Management — The Board shall require management to keep it apprised of the Corporation’s performance and events that may materially affect Celestica’s business.

8.8
Corporate Objectives — The Board shall from time to time, as it considers appropriate, review and approve financial and business goals and objectives which will be used as a basis for measuring the performance of the CEO and will be relevant to CEO compensation.

8.9
Establishment of Committees

(a)
The Board shall establish and maintain the following standing committees of the Board, each having a mandate that incorporates all applicable legal and stock exchange listing requirements and with such recommendations of relevant securities regulatory authorities and stock exchanges as the Board may consider appropriate:
(i)
Audit Committee;

(ii)
Nominating and Corporate Governance Committee; and

(iii)
Human Resources and Compensation Committee.

(b)
Subject to Celestica’s articles and by-laws, the Board may appoint any other committee of Directors and delegate to such committee any of the powers of the Board, except to the extent that such delegation is prohibited under the OBCA.

(c)
The Board shall appoint and maintain in office, members of each of its committees such that the composition of each such committee is in compliance with all applicable legal and stock exchange listing requirements and with such recommendations of relevant securities regulatory authorities and stock exchanges as the Board may consider appropriate. The Board shall require the Nominating and Corporate Governance Committee to make recommendations to it with respect to such matters.

(d)
The Board shall from time to time, as it considers appropriate, review the mandates of each of its committees and shall approve any changes to those mandates as it considers appropriate. The Board shall require the Nominating and Corporate Governance Committee to make recommendations to the Board with respect to such matters.

8.10
Appointments

(a)
Subject to Celestica’s articles and by-laws, the Board may designate the offices of the corporation and appoint officers.

(b)
The Board shall also adopt position descriptions for:

(i)
the Chair;

(ii)
the CEO; and

(iii)
the chair of each standing committee of the Board,

and shall require the Nominating and Corporate Governance Committee to make recommendations to the Board with respect to such matters.
8.11
Financial Statements — The Board shall review and, if it considers appropriate, approve Celestica’s quarterly and annual financial statements after the Audit Committee has reviewed and made a recommendation to the Board regarding such statements.

8.12
Compensation Matters

(a)
Compensation and Benefits — The Board shall approve the total compensation for the members of the Board, in light of the recommendations of the Human Resources and Compensation Committee.

(b)
Pension Plan Matters — The Board shall receive and review reports from management and from the Human Resources and Compensation Committee covering the administration, investment performance, funding, financial impact, actuarial reports and other pension plan related matters.

8.13
Human Capital Management — The Board shall review the recommendations of the Human Resources and Compensation Committee with respect to the Company’s human capital management practices and strategies, including as a result of the committee’s: (i) review of reports from management to monitor Celestica’s culture and employee engagement; (ii) oversight of policies and programs in place to support and promote the health, safety and well-being of Celestica’s employees; and (iii) consideration of other ESG practices related to the committee’s charter.

8.14
Code of Business Conduct and Ethics

(a)
The Board shall approve a business code of conduct and ethics (the “Code”) recommended to it by management and which complies with all applicable legal and stock exchange listing requirements and with such recommendations of relevant securities regulatory authorities and stock exchanges as the Board may consider appropriate.
(b)
The Board shall monitor compliance with the Code, including through reports as appropriate from management.

(c)
Either the Board or the Nominating and Corporate Governance Committee shall consider and, if it considers appropriate, approve the granting of waivers of the Code for the benefit of the corporation’s Directors or executive officers.

8.15
Security Holder Feedback — The Board shall establish measures for receiving feedback from stakeholders, including through a shareholder engagement process, as well as mechanisms that enable security holders to directly contact the Chair of the Board or the independent directors (individually or as a group).

9.
EVALUATION OF MANDATE

9.1
Amendments to Mandate — The Board shall from time to time, as it considers appropriate, review this mandate, consider any recommendations of the Chair of the Board for amendments to the mandate and cause the Nominating and Corporate Governance Committee to review this mandate. The Board shall approve any changes as it considers appropriate.

10.
NO RIGHTS CREATED

10.1
This mandate is a statement of broad policies and is intended as a component of the flexible governance framework within which the Board, assisted by its committees, directs the affairs of the corporation. While it should be interpreted in the context of all applicable laws, regulations and stock exchange listing requirements, as well as in the context of the corporation’s articles and by-laws, this mandate is not intended to, and shall not, establish any legally binding obligations.

SCHEDULE B
NEW SHARE TERMS PURSUANT TO ARTICLES OF AMENDMENT

1.
The authorized capital of the Corporation is hereby amended as follows:

(a)
by deleting all the authorized Multiple Voting Shares and the rights, privileges, restrictions and conditions attaching thereto upon these Articles of Amendment becoming effective; and

(b)
by re-designating all presently existing Subordinate Voting Shares in the capital of the Corporation (both issued and unissued) as “Common Shares” (the “Common Shares”) and by replacing all of the rights, privileges, restrictions and conditions presently attached thereto with those rights, privileges, restrictions and conditions hereinafter set out.

2.
The authorized capital of the Corporation, after giving effect to the foregoing, shall consist of an unlimited number of Common Shares and an unlimited number of Preferred Shares, issuable in series.

The rights, privileges, restrictions and conditions attaching to the Common Shares and Preferred Shares shall be as follows:
Common Shares
(a)
Dividends. Subject to the prior rights of the holders of Preferred Shares, the holders of Common Shares shall be entitled to receive dividends, and the Corporation shall pay dividends on the Common Shares, as and when declared by the board of directors of the Corporation (the “Board”), in such amount and in such form as the Board may from time to time determine.

(b)
Voting Rights. The holders of the Common Shares shall be entitled to receive notice of and to attend all meetings of shareholders of the Corporation, and to vote together at all such meetings, except meetings at which only the holders of one class or series of shares are entitled to vote separately as a class or series, as the case may be. The holders of Common Shares shall be entitled to one vote per share at any meeting of holders of Common Shares at which they are entitled to vote separately as a class.

(c)
Rights on Dissolution. In the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs, subject to the prior rights of the holders of Preferred Shares, the holders of the Common Shares then outstanding shall be entitled to receive the remaining property and assets of the Corporation rateably according to the number of Common Shares held by each holder.

Preferred Shares
(a)
Issuable in Series. The Board may issue the Preferred Shares at any time or from time to time in one or more series.

(b)
Board to Fix Terms of Each Series. Before the issuance of shares of any such series, the Board shall (i) fix the number of shares in such series, (ii) determine, subject to the provisions attaching to the Preferred Shares as a class, the designation of, and the rights, privileges, restrictions and conditions attaching to, the Preferred Shares of such series (including, without limiting the generality of the foregoing, the rate or amount of dividends or the method of calculating dividends, the dates of payment thereof, the price and terms and conditions of any purchase for cancellation, retraction or redemption rights, voting rights (subject to these articles), any conversion or exchange rights and any sinking fund, or other provisions) and (iii) send to the Director under the Business Corporations Act (Ontario), as the same may be amended, re-enacted or replaced from time to time (the “Act”), articles of amendment in the prescribed form setting out such number, designation, rights, privileges, restrictions and conditions.

(c)
Ranking. The Preferred Shares of each series shall rank as to dividends (to the extent, if any, that cumulative dividends are provided for in the provisions attaching thereto as a series) and capital on

B-1

a parity with the Preferred Shares of every other series. The Preferred Shares of each series shall rank as to dividends and capital senior to the Common Shares.
(d)
Rights on Dissolution. In the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Preferred Shares of each series shall be entitled to receive from the assets of the Corporation in respect of each such share held a sum equal to the amount in the stated capital account for such series divided by the number of shares in such series then outstanding, together with any accrued (in the case of cumulative dividends) or declared (in the case of non-cumulative dividends) and unpaid dividends thereon, before any amount shall be paid or any assets of the Corporation shall be distributed to the holders of Common Shares. Upon the receipt of such sum by the holders of the Preferred Shares of each series, such holders shall not be entitled to share in the distribution of the remaining assets of the Corporation and their Preferred Shares shall be cancelled.

B-2

SCHEDULE C
AMENDED AND RESTATED BY-LAW 1
CELESTICA INC.
BY-LAW 1
A by-law relating generally to the conduct of the affairs of CELESTICA INC.
BE IT ENACTED AND IT IS HEREBY ENACTED as a by-law of CELESTICA INC. (hereinafter called the “Corporation”) as follows:
DEFINITIONS
I.
In this by-law and all other by-laws of the Corporation, unless the context otherwise specifies or requires:

A.
“Act” means the Business Corporations Act, R.S.O. 1990, c. B.16, as from time to time amended, and every statute that may be substituted therefor and, in the case of such amendment or substitution, any reference in the by-laws of the Corporation shall be read as referring to the amended or substituted provisions;

B.
“by-law” means any by-law of the Corporation from time to time in force and effect;

C.
all terms contained in the by-laws which are defined in the Act shall have the meanings given to such terms in the Act;

D.
words importing the singular number only shall include the plural and vice versa; words importing the masculine gender shall include the feminine and neuter genders; and

E.
the headings used in the by-laws are inserted for reference purposes only and are not to be considered or taken into account in construing the terms or provisions thereof or to be deemed in any way to clarify, modify or explain the effect of any such terms or provisions.

REGISTERED OFFICE
II.
The Corporation may from time to time (i) by resolution of the directors change the address of the registered office of the Corporation within the municipality or geographic township within Ontario specified in its articles, and (ii) by special resolution, change the municipality or geographic township within Ontario in which its registered office is situated.

SEAL
III.
The Corporation may, but need not, have a corporate seal. An instrument or agreement executed on behalf of the Corporation by a director, an officer or an agent of the Corporation is not invalid merely because the corporate seal, if any, is not affixed thereto.

DIRECTORS
IV.
Number and powers.   The number of directors, or the minimum and maximum number of directors of the Corporation, is set out in the articles of the Corporation. ~~At least 25 percent of the directors shall be resident Canadians.~~ The directors shall manage or supervise the management of the business and affairs of the Corporation and may exercise all such powers and do all such acts and things as may be exercised or done by the Corporation and are not by the Act, the articles, the by-laws, any special resolution of the Corporation, or by statute expressly directed or required to be done in some other manner.

Notwithstanding any vacancy among the directors, the remaining directors may exercise all the powers of the directors so long as a quorum of the directors remains in office.
Subject to subsections 124(1), (2), (4) and (5) of the Act and to the Corporation’s articles, where there is a quorum of directors in office and a vacancy occurs, the directors remaining in office may appoint a qualified person to hold office for the unexpired term of his predecessor.

V.
Duties.   Every director and officer of the Corporation in exercising his powers and discharging his duties to the Corporation shall:

A.
act honestly and in good faith with a view to the best interests of the Corporation; and

B.
exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

Every director and officer of the Corporation shall comply with the Act, the regulations thereunder, the Corporation’s articles and by-laws and any unanimous shareholder agreement.
VI.
Qualification.   Every director shall be an individual 18 or more years of age and no one who is of unsound mind and has been so found by a court in Canada or elsewhere or who has the status of a bankrupt shall be a director.

VII.
Term of office.   A director’s term of office (subject to the provisions, if any, of the Corporation’s articles, and subject to his election for an expressly stated term) shall be from the date of the meeting at which he is elected or appointed until the close of the annual meeting of shareholders next following his election or appointment or until his successor is elected or appointed.

VIII.
Vacation of office.   The office of a director shall be vacated if:

A.
he dies or, subject to subsection 119(2) of the Act, sends to the Corporation a written resignation and such resignation, if not effective upon receipt by the Corporation, becomes effective in accordance with its terms;

B.
he is removed from office;

C.
he becomes bankrupt; or

D.
he is found by a court in Canada or elsewhere to be of unsound mind.

IX.
Election and removal.   Directors shall be elected by the shareholders by ordinary resolution on a show of hands, or by ballot if a ballot is demanded. Except for those directors elected for an expressly stated term, all the directors then in office shall cease to hold office at the close of the meeting of shareholders at which directors are to be elected but, if qualified, are eligible for re-election. Subject to subsection 122(2) of the Act, the shareholders of the Corporation may by ordinary resolution at an annual or special meeting remove any director before the expiration of his term of office and may, by a majority of the votes cast at the meeting, elect any person in his stead for the remainder of his term.

Whenever at any election of directors of the Corporation the number or the minimum number of directors required by the articles is not elected by reason of the disqualification, incapacity or the death of any candidates, the directors elected at that meeting may exercise all the powers of the directors if the number of directors so elected constitutes a quorum pending the holding of a meeting of shareholders in accordance with subsection 124(3) of the Act.
A retiring director shall cease to hold office at the close of the meeting at which his successor is elected unless such meeting was called for the purpose of removing him from office as a director in which case the director so removed shall vacate office forthwith upon the passing of the resolution for his removal.
X.
Validity of acts.   An act done by a director or by an officer is not invalid by reason only of any defect that is thereafter discovered in his appointment, election or qualification.

MEETINGS OF DIRECTORS
XI.
Place of meeting.   Meetings of directors and of any committee of directors may be held at any place within or outside Ontario and in any financial year a majority of the meetings of the board of directors need not be held at a place within Canada. A meeting of directors may be convened by the Chairman of the Board (if any), the President or any director at any time and the Secretary shall upon direction of any of the foregoing convene a meeting of directors. A quorum of the directors may, at any time, call a meeting of the directors for the transaction of any business the general nature of which is specified in the notice calling the meeting.

XII.
Notice.   Notice of the time and place for the holding of any such meeting shall be sent to each director not less than two days (exclusive of the day on which the notice is sent but inclusive of the day for which notice is given) before the date of the meeting; provided that meetings of the directors or of any committee of directors may be held at any time without formal notice if all the directors are present (except where a director attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called) or if all the absent directors have waived notice.

Notice of the time and place for the holding of any meeting of directors or any committee of directors may be given by delivery, telegraph, cable, telex or other electronic means that produces a written copy.
For the first meeting of directors to be held following the election of directors at an annual or special meeting of the shareholders or for a meeting of directors at which a director is appointed to fill a vacancy in the board, no notice of such meeting need be given to the newly elected or appointed director or directors in order for the meeting to be duly constituted, provided a quorum of the directors is present.
XIII.
Waiver of notice.   Notice of a meeting of directors or of any committee of directors or any irregularity in a meeting or in the notice thereof may be waived in any manner by any director and such waiver may be validly given either before or after the meeting to which such waiver relates. Attendance of a director at a meeting of directors is a waiver of notice of the meeting, except where a director attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

XIV.
Telephone participation.   Where all the directors of the Corporation present at or participating in the meeting consent thereto (either before or after the meeting), a director may participate in a meeting of directors or of any committee of directors by means of such telephone, electronic or other communications facilities as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously, and a director participating in a meeting by such means shall be deemed for the purposes of the Act to be present at that meeting. If the majority of the directors participating in the meeting are then in Canada, the meeting shall be deemed to be held in Canada.

XV.
Adjournment.   Any meeting of directors or of any committee of directors may be adjourned from time to time by the chairman of the meeting, with the consent of the meeting, to a fixed time and place and no notice of the time and place for the holding of the adjourned meeting need be given to any director if the time and place of the adjourned meeting is announced at the original meeting. Any adjourned meeting shall be duly constituted if held in accordance with the terms of the adjournment and a quorum is present thereat. The directors who formed a quorum at the original meeting are not required to form the quorum at the adjourned meeting. If there is no quorum present at the adjourned meeting, the original meeting shall be deemed to have terminated forthwith after its adjournment.

XVI.
Quorum and voting.   A majority of the number of directors or minimum number of directors required by the articles shall constitute a quorum for the transaction of business. Subject to subsection 124(1) and subsection 126(7) of the Act, no business shall be transacted by the directors except at a meeting of directors at which a quorum is present. Questions arising at any meeting of directors shall be decided by a majority of votes. In case of an equality of votes, the chairman of the meeting in addition to his original vote shall not have a second or casting vote.

COMMITTEES OF DIRECTORS
XVII.
General.   The directors may from time to time appoint from their number a committee of directors and may delegate to such committee any of the powers of the directors, except that no such committee shall have the authority to:

A.
submit to the shareholders any question or matter requiring the approval of the shareholders;

B.
fill a vacancy among the directors or in the office of auditor or appoint or remove any of the chief executive officer, however designated, the chief financial officer, however designated, the chairman or the president of the Corporation;
C.
subject to section 184 of the Act, issue securities except in the manner and on the terms authorized by the directors;

D.
declare dividends;

E.
purchase, redeem or otherwise acquire shares issued by the Corporation;

F.
pay a commission referred to in section 37 of the Act;

G.
approve a management information circular referred to in Part VIII of the Act;

H.
approve a takeover bid circular, directors’ circular or issuer bid circular referred to in Part XX of the Securities Act;

I.
approve any financial statements referred to in clause 154(1)(b) of the Act and Part XVIII of the Securities Act;

J.
approve an amalgamation under section 177 or an amendment to the articles under subsection 168(2) or (4) of the Act; or

K.
adopt, amend or repeal by-laws.

XVIII.
Audit committee.   The board of directors shall elect annually from among their number an audit committee to be composed of not fewer than three directors, a majority of whom are not officers or employees of the Corporation or any of its affiliates, to hold office until the next annual meeting of the shareholders.

Each member of the audit committee shall serve during the pleasure of the board of directors and, in any event, only so long as he shall be a director. The directors may fill vacancies in the audit committee by election from among their number.
The audit committee shall have power to fix its quorum at not less than a majority of its members and to determine its own rules of procedure subject to any regulations imposed by the board of directors from time to time and to the following paragraph.
The auditor of the Corporation is entitled to receive notice of every meeting of the audit committee and, at the expense of the Corporation, to attend and be heard thereat; and, if so requested by a member of the audit committee, shall attend every meeting of the committee held during the term of office of the auditor. The auditor of the Corporation or any member of the audit committee may call a meeting of the committee.
The audit committee shall review the financial statements of the Corporation and shall report thereon to the board of directors of the Corporation prior to approval thereof by the board of directors and shall have such other powers and duties as may from time to time by resolution be assigned to it by the board.
REMUNERATION OF DIRECTORS, OFFICERS AND EMPLOYEES
XIX.
The remuneration to be paid to the directors of the Corporation shall be such as the directors shall from time to time by resolution determine and such remuneration shall be in addition to the salary paid to any officer or employee of the Corporation who is also a director. The directors may also by resolution award special remuneration to any director in undertaking any special services on the Corporation’s behalf other than the normal work ordinarily required of a director of a corporation. The confirmation of any such resolution or resolutions by the shareholders shall not be required. The directors may fix the remuneration of the officers and employees of the Corporation. The directors, officers and employees shall also be entitled to be paid their travelling and other expenses properly incurred by them in connection with the affairs of the Corporation.

SUBMISSION OF CONTRACTS OR TRANSACTIONS TO
SHAREHOLDERS FOR APPROVAL
XX.
The directors in their discretion may submit any contract, act or transaction for approval, ratification or confirmation at any meeting of the shareholders called for the purpose of considering the same and any contract, act or transaction that shall be approved, ratified or confirmed by resolution passed by a majority of the votes cast at any such meeting (unless any different or additional requirement is imposed by the Act or by the Corporation’s articles or by-laws) shall be as valid and as binding upon the Corporation and upon all the shareholders as though it had been approved, ratified and/or confirmed by every shareholder of the Corporation.

FOR THE PROTECTION OF DIRECTORS AND OFFICERS
XXI.
No director or officer for the time being of the Corporation shall be liable for the acts, receipts, neglects or defaults of any other director or officer or employee or for joining in any receipt or act for conformity or for any loss, damage or expense suffered or incurred by the Corporation through the insufficiency or deficiency of title to any property acquired by the Corporation or for or on behalf of the Corporation or for the insufficiency or deficiency of any security in or upon which any of the moneys of or belonging to the Corporation shall be placed out or invested or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person, firm or corporation including any person, firm or corporation with whom or which any moneys, securities or effects shall be lodged or deposited or for any loss, conversion, misapplication or misappropriation of or any damage resulting from any dealings with any moneys, securities or other assets belonging to the Corporation or for any other loss, damage or misfortune whatever which may happen in the execution of the duties of his respective office of trust or in relation thereto, unless the same shall happen by or through his failure to exercise the powers and to discharge the duties of his office honestly and in good faith with a view to the best interests of the Corporation, and in connection therewith to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances, provided that nothing herein contained shall relieve a director or officer from the duty to act in accordance with the Act or regulations made thereunder or relieve him from liability for a breach thereof. The directors for the time being of the Corporation shall not be under any duty or responsibility in respect of any contract, act or transaction whether or not made, done or entered into in the name or on behalf of the Corporation, except such as shall have been submitted to and authorized or approved by the board of directors. If any director or officer of the Corporation shall be employed by or shall perform services for the Corporation otherwise than as a director or officer or shall be a member of a firm or a shareholder, director or officer of a body corporate which is employed by or performs services for the Corporation, the fact of his being a shareholder, director or officer of the Corporation shall not disentitle such director or officer or such firm or body corporate, as the case may be, from receiving proper remuneration for such services.

INDEMNITIES TO DIRECTORS AND OTHERS
XXII.
Subject to the Act, the Corporation shall indemnify a director or officer of the Corporation, a former director or officer of the Corporation or a person who acts or acted at the Corporation’s request as a director or officer, or an individual acting in a similar capacity, of another entity, and his heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the Corporation or other entity, if he acted honestly and in good faith with a view to the best interests of the Corporation, or, as the case may be, to the best interests of the other entity for which he acted as a director or officer or in a similar capacity at the Corporation’s request.

The Corporation may advance money to a director, officer or other person for the costs, charges and expenses of a proceeding referred to above, but the person shall repay the money if the person does not fulfil the conditions set forth above.
The Corporation is hereby authorized to execute agreements evidencing its indemnity in favour of the foregoing persons to the full extent permitted by law.

OFFICERS
XXIII.
Appointment of officers.   The directors may annually or as often as may be required appoint a President and a Secretary and if deemed advisable may annually or as often as may be required appoint a Chairman of the Board, one or more Vice-Presidents, a Treasurer and one or more Assistant Secretaries and/or one or more Assistant Treasurers. None of such officers, except the Chairman of the Board, need be a director of the Corporation. Any director may be appointed to any office of the Corporation. Two or more of such offices may be held by the same person. In case and whenever the same person holds the offices of Secretary and Treasurer he may but need not be known as the Secretary-Treasurer. The directors may from time to time appoint such other officers, employees and agents as they shall deem necessary who shall have such authority and shall perform such functions and duties as may from time to time be prescribed by resolution of the directors.

XXIV.
Removal of officers, etc.   All officers, employees and agents, in the absence of agreement to the contrary, shall be subject to removal by resolution of the directors at any time, with or without cause.

XXV.
Duties of officers may be delegated.   In case of the absence or inability or refusal to act of any officer of the Corporation or for any other reason that the directors may deem sufficient, the directors may delegate all or any of the powers of such officer to any other officer or to any director for the time being.

XXVI.
Chairman of the Board.   The Chairman of the Board shall, when present, preside at all meetings of the directors, any committee of the directors and shareholders, shall sign such documents as may require his signature in accordance with the by-laws of the Corporation and shall have such other powers and shall perform such other duties as may from time to time be assigned to him by resolution of the directors or as are incidental to his office.

XXVII.
President.   In the absence of the Chairman of the Board, and if the President is also a director of the Corporation, the President shall, when present, preside at all meetings of the directors, any committee of the directors and shareholders; he shall sign such contracts, documents or instruments in writing as require his signature and shall have such other powers and shall perform such other duties as may from time to time be assigned to him by resolution of the directors or as are incidental to his office.

XXVIII.
Chief Executive Officer.   The Chief Executive Officer shall exercise general supervision over the business and affairs of the Corporation. The position of Chief Executive Officer may be held by any officer or director of the Corporation, or other individual, in each case appointed by the directors. The Chief Executive Officer shall sign such contracts, documents or instruments in writing as require his signature and shall have such other powers and shall perform such other duties as may from time to time be assigned to him by resolution of the directors or as are incidental to his office.

XXIX.
Vice-President.   The Vice-President or, if more than one, the Vice-Presidents in order of seniority, shall be vested with all the powers and shall perform all the duties of the President in the absence or inability or refusal to act of the President; provided, however, that a Vice-President who is not a director shall not preside as chairman at any meeting of directors or shareholders. The Vice-President or, if more than one, the Vice-Presidents in order of seniority, shall sign such contracts, documents or instruments in writing as require his or their signatures and shall also have such other powers and duties as may from time to time be assigned to him or them by resolution of the directors or by the Chief Executive Officer or as are incidental to his office.

XXX.
Secretary.   The Secretary shall give or cause to be given notices for all meetings of the directors, any committee of the directors and shareholders when directed to do so and shall have charge of the minute books of the Corporation and, subject to the provisions of paragraph 45 hereof, of the documents and registers referred to in subsections 140(1) and (2) of the Act. He shall sign such contracts, documents or instruments in writing as require his signature and shall have such other powers and duties as may from time to time be assigned to him by resolution of the directors or as are incidental to his office.

XXXI.
Treasurer/Controller.   Subject to the provisions of any resolution of the directors, the Treasurer or the Controller shall have the care and custody of all the funds and securities of the Corporation and shall deposit the same in the name of the Corporation in such bank or banks or with such other depositary or depositaries as the directors may by resolution direct. He shall prepare and maintain adequate accounting records. He shall manage the Corporation’s financial information systems and shall provide financial information and data to the directors of the Corporation. He shall sign such contracts, documents or instruments in writing as require his signature and shall have such other powers and duties as may from time to time be assigned to him by resolution of the directors or as are incident to his office. He may be required to give such bond for the faithful performance of his duties as the directors in their uncontrolled discretion may require and no director shall be liable for failure to require any such bond or for the insufficiency of any such bond or for any loss by reason of the failure of the Corporation to receive any indemnity thereby provided. If the Corporation should appoint both a Treasurer and a Controller, their respective duties shall be allocated between them in such manner as the directors or the Chief Executive Officer may determine.

XXXII.
Compliance Officer.   Subject to the provisions of any resolution of the directors, the Compliance Officer shall have the responsibility for ensuring that the Corporation complies with all rules and regulations of any statutory or regulatory body or similar authority having jurisdiction over the Corporation or any organization of which the Corporation is a member, including any stock exchange, securities exchange or commodities exchange. He shall advise the Corporation of the requirements of such entities and shall assist the directors in the development of policies to ensure compliance therewith. He shall prepare and maintain adequate records to comply with the requirements of any such institution or organization and he shall sign such contracts, documents or instruments in writing as require his signature and shall have such other powers and duties as may from time to time be assigned to him by resolution of the directors or as are incident to his office.

XXXIII.
Assistant Secretary and Assistant Treasurer.   The Assistant Secretary or, if more than one, the Assistant Secretaries in order of seniority, and the Assistant Treasurer or, if more than one, the Assistant Treasurers in order of seniority, shall perform all the duties of the Secretary and Treasurer, respectively, in the absence or inability to act of the Secretary or Treasurer, as the case may be. The Assistant Secretary or Assistant Secretaries, if more than one, and the Assistant Treasurer or Assistant Treasurers, if more than one, shall sign such contracts, documents or instruments in writing as require his or their signatures, respectively, and shall have such other powers and duties as may from time to time be assigned to them by resolution of the directors.

XXXIV.
Managing Director.   The directors may from time to time appoint from their number a Managing Director who is a resident Canadian and may delegate to the Managing Director any of the powers of the directors subject to the limits on authority provided by subsection 127(3) of the Act. A Managing Director shall conform to all lawful orders given to him by the directors of the Corporation and shall at all reasonable times give to the directors or any of them all information they may require regarding the affairs of the Corporation. Any agent or employee appointed by a Managing Director shall be subject to discharge by the directors.

XXXV.
Vacancies.   If the office of Chairman of the Board, President, Vice-President, Secretary, Assistant Secretary, Treasurer, Controller, Assistant Treasurer, Compliance Officer, or any other office created by the directors pursuant to paragraph 23 hereof shall be or become vacant by reason of death, resignation or in any other manner whatsoever, the directors shall in the case of the President or the Secretary and may in the case of the other officers appoint an officer to fill such vacancy.

SHAREHOLDERS’ MEETINGS
XXXVI.
Annual or special meetings.   The directors of the Corporation,

A.
shall call an annual meeting of shareholders not later than 18 months after holding the last preceding annual meeting; and

B.
may at any time call a special meeting of shareholders.

XXXVII.
Place of meetings.   Subject to the articles, a meeting of the shareholders of the Corporation may be held at such place in or outside Ontario as the directors may determine or, in the absence of such a determination, at the place where the registered office of the Corporation is located.

XXXVIII.
Meeting by Electronic Means.   A meeting of the shareholders may be held by telephonic or electronic means and a shareholder who, through those means, votes at the meeting or establishes a communications link to the meeting shall be deemed for the purposes of the Act to be present at the meeting. A meeting held by telephonic or electronic means shall be deemed to be held at the place where the registered office of the Corporation is located.

XXXIX.
Notice.   A notice stating the day, hour and place of meeting and, if special business is to be transacted thereat, stating (or accompanied by a statement of) (i) the nature of that business in sufficient detail to permit the shareholder to form a reasoned judgment thereon, and (ii) the text of any special resolution or by-law to be submitted to the meeting, shall be served by sending such notice to each person who is entitled to notice of such meeting and who on the record date for notice appears on the records of the Corporation or its transfer agent as a shareholder entitled to vote at the meeting and to each director of the Corporation and to the auditor of the Corporation by prepaid mail not less than 21 days and not more than 50 days (exclusive of the day of mailing and of the day for which notice is given) before the date (if the Corporation is an offering corporation as such term is defined in the Act) or not less than 10 days before the date (if the Corporation is not an offering corporation) of every meeting addressed to the latest address of each such person as shown in the records of the Corporation or its transfer agent, or if no address is shown therein, then to the last address of each such person known to the Secretary; provided that a meeting of shareholders may be held for any purpose at any date and time and at any place without notice if all the shareholders and other persons entitled to notice of such meeting are present in person or represented by proxy at the meeting (except where the shareholder or such other person attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called) or if all the shareholders and other persons entitled to notice of such meeting and not present in person nor represented by proxy thereat waive notice of the meeting. Notice of any meeting of shareholders or the time for the giving of any such notice or any irregularity in any such meeting or in the notice thereof may be waived in any manner by any shareholder, the duly appointed proxy of any shareholder, any director or the auditor of the Corporation and any other person entitled to attend a meeting of shareholders, and any such waiver may be validly given either before or after the meeting to which such waiver relates.

The auditor of the Corporation is entitled to attend any meeting of shareholders of the Corporation and to receive all notices and other communications relating to any such meeting that a shareholder is entitled to receive.
XL.
Omission of notice.   The accidental omission to give notice of any meeting to or the non-receipt of any notice by any person shall not invalidate any resolution passed or any proceeding taken at any meeting of shareholders.

XLI.
Record dates for notice of meetings.   Subject to subsection 95(4) of the Act, the directors may fix in advance the date as the record date for the determination of shareholders entitled to receive notice of a meeting of shareholders, but such record date shall not precede by more than 60 days or by less than 30 days the date on which the meeting is to be held.

If no record date is fixed, the record date for the determination of the shareholders entitled to receive notice of a meeting of the shareholders shall be
1.
at the close of business on the day immediately preceding the day on which notice is given; or

2.
if no notice is given, the day on which the meeting is held.

XLII.
Votes.   Every question submitted to any meeting of shareholders shall be decided in the first instance on a show of hands and in case of an equality of votes the chairman of the meeting shall neither on a show of hands nor on a ballot have a second or casting vote in addition to the vote or votes to which he may be entitled as a shareholder or proxy nominee.

At any meeting, unless a ballot is demanded by a shareholder or proxyholder entitled to vote at the meeting, either before or after any vote by a show of hands, a declaration by the chairman of the meeting that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be evidence of the fact without proof of the number or proportion of votes recorded in favour of or against the motion.
In the absence of the Chairman of the Board (if any), the President and any Vice-President who is a director, the shareholders present entitled to vote shall choose another director as chairman of the meeting and if no director is present or if all the directors decline to take the chair then the shareholders present shall choose one of their number to be chairman.
If at any meeting a ballot is demanded on the election of a chairman or on the question of adjournment or termination, the ballot shall be taken forthwith without adjournment. If a ballot is demanded on any other question or as to the election of directors, the ballot shall be taken in such manner and either at once or later at the meeting or after adjournment as the chairman of the meeting directs. The result of a ballot shall be deemed to be the resolution of the meeting at which the ballot was demanded. A demand for a ballot may be made either before or after any vote by a show of hands and may be withdrawn.
Where two or more persons hold the same share or shares jointly, any one of such persons present at a meeting of shareholders has the right, in the absence of the other or others, to vote in respect of such share or shares, but if more than one of such persons are present or represented by proxy and vote, they shall vote together as one on the share or shares jointly held by them.
XLIII.
Proxies.   Votes at meetings of the shareholders may be given either personally or by proxy. At every meeting at which he is entitled to vote, every shareholder present in person and every proxyholder shall have one vote on a show of hands. Upon a poll at which he is entitled to vote every shareholder present in person or by proxy shall (subject to the Corporation’s articles) have one vote for every share registered in his name.

Every shareholder, including a shareholder that is a body corporate, entitled to vote at a meeting of shareholders may by means of a proxy appoint a proxyholder or proxyholders or one or more alternate proxyholders, who need not be shareholders, as his nominee to attend and act at the meeting in the manner, to the extent and with the authority conferred by the proxy.
A proxy shall be in written or printed format or a format generated by telephonic or electronic means and becomes a proxy when completed and signed in writing or by electronic signature by the shareholder or his attorney authorized by a document that is signed in writing or by electronic signature or, if the shareholder is a body corporate, by an officer or attorney thereof duly authorized. If a proxy or document authorizing an attorney is signed by electronic signature, the means of electronic signature shall permit a reliable determination that the proxy or document was created or communicated by or on behalf of the shareholder or the attorney, as the case may be. If the Corporation is an “offering corporation” as defined in paragraph 1(1) of the Act, any such proxy appointing a proxyholder to attend and act at a meeting or meetings of shareholders ceases to be valid one year from its date.
An instrument appointing a proxyholder may be in the following form or in any other form which complies with the regulations made under the Act:
“The undersigned shareholder of CELESTICA INC. hereby appoints       of           , whom failing,                 , of                 as the nominee of the undersigned to attend and act for and on behalf of the undersigned at the meeting of the shareholders of the said Corporation to be held on the      day of      ,       and at any adjournment thereof in the

same manner, to the same extent and with the same power as if the undersigned were present, either personally or by telephonic or electronic means, at the said meeting or such adjournment thereof.
Dated the day of            ,    .

Signature of Shareholder
This form of proxy must be signed in writing or by electronic signature by a shareholder or his attorney authorized by a document that is signed in writing or by electronic signature or, if the shareholder is a body corporate, by an officer or attorney thereof duly authorized.”
The directors may from time to time pass regulations regarding the lodging of instruments appointing a proxyholder at some place or places other than the place at which a meeting or adjourned meeting of shareholders is to be held and for particulars of such instruments to be telegraphed, cabled, telexed, sent in writing or otherwise communicated by electronic means that produces a written copy before the meeting or adjourned meeting to the Corporation or any agent of the Corporation appointed for the purpose of receiving such particulars and providing that instruments appointing a proxyholder so lodged may be voted upon as though the instruments themselves were produced at the meeting or adjourned meeting and votes given in accordance with such regulations shall be valid and shall be counted. The chairman of the meeting of shareholders may, subject to any regulations made as aforesaid, in his discretion accept telegraphic, telex, cable or written communication, or electronic communication that produces a written copy, as to the authority of anyone claiming to vote on behalf of and to represent a shareholder notwithstanding that no instrument of proxy conferring such authority has been lodged with the Corporation, and any votes given in accordance with such telegraphic, telex, cable, written or electronic communication accepted by the chairman of the meeting shall be valid and shall be counted.
XLIV.
Adjournment.   The chairman of the meeting may with the consent of the meeting adjourn any meeting of shareholders from time to time to a fixed time and place and if the meeting is adjourned for less than 30 days, no notice of the time and place for the holding of the adjourned meeting need be given to any shareholder, other than by announcement at the earliest meeting that is adjourned. If a meeting of shareholders is adjourned by one or more adjournments for an aggregate of 30 days or more, notice of the adjourned meeting shall be given as for an original meeting but, unless the meeting is adjourned by one or more adjournments for an aggregate of more than 90 days, section 111 of the Act does not apply. Any adjourned meeting shall be duly constituted if held in accordance with the terms of the adjournment and a quorum is present thereat. The persons who formed a quorum at the original meeting are not required to form a quorum at the adjourned meeting. If there is no quorum present at the adjourned meeting, the original meeting shall be deemed to have terminated forthwith after its adjournment. Any business may be brought before or dealt with at any adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same.

XLV.
Quorum.   Two persons present and each holding or representing by proxy at least one issued share of the Corporation shall be a quorum of any meeting of shareholders for the choice of a chairman of the meeting and for the adjournment of the meeting to a fixed time and place but may not transact any other business; for all other purposes a quorum for any meeting shall be persons present not being less than two in number and holding or representing by proxy not less than 35% of the total number of the issued shares of the Corporation for the time being enjoying voting rights at such meeting. If a quorum is present at the opening of a meeting of shareholders, the shareholders present may proceed with the business of the meeting, notwithstanding that a quorum is not present throughout the meeting.

Notwithstanding the foregoing, if the Corporation has only one shareholder, or only one shareholder of any class or series of shares, the shareholder present in person or by proxy constitutes a meeting and a quorum for such meeting.

SHARES AND TRANSFERS
XLVI.
Issuance.   Subject to the articles of the Corporation, shares in the Corporation may be issued at such time and issued to such persons and for such consideration as the directors may determine.

XLVII.
Security certificates.   Shares issued by the Corporation may be represented by a security certificate or may be an uncertificated security. Security certificates (and the form of transfer power on the reverse side thereof) shall (subject to compliance with section 56 of the Act) be in such form as the directors may from time to time by resolution approve and, subject to subsection 55(3) of the Act, such certificates shall be signed manually by at least one director or officer of the Corporation or by or on behalf of a registrar, transfer agent, branch transfer agent or issuing or other authenticating agent of the Corporation, or by a trustee who certifies it in accordance with a trust indenture, and any additional signatures required on a security certificate may be printed or otherwise mechanically reproduced thereon. Notwithstanding any change in the persons holding an office between the time of actual signing and the issuance of any certificate and notwithstanding that a person signing may not have held office at the date of issuance of such certificate, any such certificate so signed shall be valid and binding upon the Corporation.

XLVIII.
Transfer agents.   For each class of securities and warrants issued by the Corporation, the directors may from time to time by resolution appoint or remove,

A.
a trustee, transfer agent or other agent to keep the securities register and the register of transfer and one or more persons or agents to keep branch registers; and

B.
a registrar, trustee or agent to maintain a record of issued security certificates, uncertificated securities and warrants,

and, subject to section 48 of the Act, one person may be appointed for the purposes of both clauses (a) and (b) in respect of all securities and warrants of the Corporation or any class or classes thereof.
XLIX.
Transfer of Securities.   Subject to the Act, and other applicable law relating to the transfer of securities, no transfer of a security issued by the Corporation shall be recorded or registered unless and until

A.
in the case of a security other than an uncertificated security, (i) the security certificate representing the security to be transferred has been surrendered and cancelled, or (ii) if no security certificate has been issued by the Corporation in respect of such share, a duly executed security transfer power in respect thereof has been presented for registration;

B.
in the case of an uncertificated security, an instruction in accordance with applicable law relating to the transfer of securities is presented; and

C.
other reasonable requirements of the Corporation which are in compliance with the Act and other applicable law are satisfied.

L.
Defaced, destroyed, stolen or lost security certificates.   In case of the defacement, destruction, theft or loss of a security certificate, the fact of such defacement, destruction, theft or loss shall be reported by the owner to the Corporation or to an agent of the Corporation (if any) acting on behalf of the Corporation, with a statement verified by oath or statutory declaration as to the defacement, destruction, theft or loss and the circumstances concerning the same and with a request for the issuance of a new security certificate to replace the one so defaced, destroyed, stolen or lost. Upon the giving to the Corporation (or, if there be an agent, hereinafter in this paragraph referred to as the “Corporation’s agent”, then to the Corporation and the Corporation’s agent) of an indemnity bond of a surety company in such form as is approved by the directors or by the Chairman of the Board (if any), the President, a Vice-President, the Secretary or the Treasurer of the Corporation, indemnifying the Corporation (and the Corporation’s agent, if any) against all loss, damage and expense, which the Corporation and/or the Corporation’s agent may suffer or be liable for by reason of the issuance of a new security certificate to such shareholder, and provided the Corporation or the Corporation’s agent does not have notice that the security has been acquired by a bona fide purchaser, a new security certificate may be issued in replacement of the one defaced, destroyed, stolen or lost, if such issuance is ordered and authorized by any one of the Chairman of the Board (if any), the President, a Vice-President, the Secretary or the Treasurer of the Corporation or by resolution of the directors.
DIVIDENDS
LI.
The directors may from time to time by resolution declare and the Corporation may pay dividends on its issued shares, subject to the provisions (if any) of the Corporation’s articles.

The directors shall not declare and the Corporation shall not pay a dividend if there are reasonable grounds for believing that:
A.
the Corporation is, or, after the payment, would be unable to pay its liabilities as they become due; or

B.
the realizable value of the Corporation’s assets would thereby be less than the aggregate of its liabilities and stated capital of all classes.

The directors may declare and the Corporation may pay a dividend by issuing fully paid shares of the Corporation or options or rights to acquire fully paid shares of the Corporation and, subject to section 38 of the Act, the Corporation may pay a dividend in money or property.
LII.
In case several persons are registered as the joint holders of any securities of the Corporation, any one of such persons may give effectual receipts for all dividends and payments on account of dividends, principal, interest and/or redemption payments on redemption of securities (if any) subject to redemption in respect of such securities.

RECORD DATES
LIII.
Subject to subsection 95(4) of the Act, the directors may fix in advance a date as the record date for the determination of shareholders (i) entitled to receive payment of a dividend, (ii) entitled to participate in a liquidation or distribution, or (iii) for any other purpose except the right to receive notice of or to vote at a meeting of shareholders, but such record date shall not precede by more than 50 days the particular action to be taken.

If no record date is fixed, the record date for the determination of shareholders for any purpose, other than to establish a record date for the determination of shareholders entitled to receive notice of a meeting of shareholders or to vote, shall be the close of business on the day on which the directors pass the resolution relating thereto.
VOTING SECURITIES IN OTHER ISSUERS
LIV.
All securities of any other body corporate or issuer of securities carrying voting rights held from time to time by the Corporation may be voted at all meetings of shareholders, bondholders, debenture holders or holders of such securities, as the case may be, of such other body corporate or issuer and in such manner and by such person or persons as the directors of the Corporation shall from time to time determine and authorize by resolution. The duly authorized signing officers of the Corporation may also from time to time execute and deliver for and on behalf of the Corporation proxies and/or arrange for the issuance of voting certificates and/or other evidence of the right to vote in such names as they may determine without the necessity of a resolution or other action by the directors.

NOTICES, ETC.
LV.
Service.   Any notice or other document required to be given or sent by the Corporation to any shareholder or director of the Corporation shall be delivered personally or sent by prepaid mail or by telegram, telex or other electronic means that produces a written copy addressed to:

A.
the shareholder at his latest address as shown on the records of the Corporation or its transfer agent; and

B.
the director at his latest address as shown in the records of the Corporation or in the last notice filed under the Corporations Information Act, whichever is the more current.

With respect to every notice or other document sent by prepaid mail it shall be sufficient to prove that the envelope or wrapper containing the notice or other document was properly addressed and put into a post office or into a post office letter box and shall be deemed to be received by the addressee on the fifth day after mailing.
LVI.
If the Corporation sends a notice or document to a shareholder and the notice or document is returned on three consecutive occasions because the shareholder cannot be found, the Corporation is not required to send any further notices or documents to the shareholder until he informs the Corporation in writing of his new address.

LVII.
Shares registered in more than one name.   All notices or other documents shall, with respect to any shares in the capital of the Corporation registered in more than one name, be given to whichever of such persons is named first in the records of the Corporation and any notice or other document so given shall be sufficient notice or delivery of such document to all the holders of such shares.

LVIII.
Persons becoming entitled by operation of law.   Every person who by operation of law, transfer or by any other means whatsoever shall become entitled to any shares in the capital of the Corporation shall be bound by every notice or other document in respect of such shares which prior to his name and address being entered on the records of the Corporation shall have been duly given to the person or persons from whom he derives his title to such shares.

LIX.
Deceased shareholder.   Any notice or other document delivered or sent by post or left at the address of any shareholder as the same appears in the records of the Corporation shall, notwithstanding that such shareholder be then deceased and whether or not the Corporation has notice of his death, be deemed to have been duly served in respect of the shares held by such shareholder (whether held solely or with other persons) until some other person be entered in his stead in the records of the Corporation as the holder or one of the holders thereof and such service shall for all purposes be deemed a sufficient service of such notice or other document on his heirs, executors or administrators and all persons (if any) interested with him in such shares.

LX.
Signatures to notices.   The signature of any director or officer of the Corporation to any notice may be written, printed or otherwise mechanically reproduced.

LXI.
Computation of time.   Where a given number of days’ notice or notice extending over any period is required to be given under any provisions of the articles or by-laws of the Corporation, the day of service, posting or other communication of the notice shall not be counted in such number of days or other period, and such number of days or other period shall commence on the day following the day of service, posting or other communication of the notice and shall terminate at midnight of the last day of the period except that if the last day of the period falls on a Sunday or holiday the period shall terminate at midnight of the day next following that is not a Sunday or holiday.

LXII.
Proof of service.   A certificate of any officer of the Corporation in office at the time of the making of the certificate or of an agent of the Corporation as to facts in relation to the mailing or delivery or service of any notice or other documents to any shareholder, director, officer or auditor or publication of any notice or other document shall be conclusive evidence thereof and shall be binding on every shareholder, director, officer or auditor of the Corporation, as the case may be.

CHEQUES, DRAFTS, NOTES, ETC.
LXIII.
All cheques, drafts or orders for the payment of money and all notes, acceptances and bills of exchange shall be signed by such officer or officers or other person or persons, whether or not officers of the Corporation, and in such manner as the directors may from time to time designate by resolution.

CUSTODY OF SECURITIES
LXIV.
All securities (including warrants) owned by the Corporation shall be lodged (in the name of the Corporation) with a chartered bank or a trust company or in a safe or safety deposit box or, if so authorized by resolution of the directors, with such other depositaries or in such other manner as may be determined from time to time by the directors.

All securities (including warrants) belonging to the Corporation may be issued and held in the name of a nominee or nominees of the Corporation (and if issued or held in the names of more than one nominee shall be held in the names of the nominees jointly with the right of survivorship) and shall be endorsed in blank with endorsement guaranteed in order to enable transfer thereof to be completed and registration thereof to be effected.
EXECUTION OF CONTRACTS, ETC.
LXV.
Contracts, documents or instruments in writing requiring the signature of the Corporation may be signed by any director or officer and all contracts, documents or instruments in writing so signed shall be binding upon the Corporation without any further authorization or formality. The directors are authorized from time to time by resolution to appoint any officer or officers or any other person or persons on behalf of the Corporation either to sign contracts, documents or instruments in writing generally or to sign specific contracts, documents or instruments in writing.

The corporate seal, if any, of the Corporation may, when required, be affixed to contracts, documents or instruments in writing signed as aforesaid or by an officer or officers, person or persons appointed as aforesaid by resolution of the board of directors.
The term “contracts, documents or instruments in writing” as used in this by-law shall include deeds, mortgages, hypothecs, charges, conveyances, transfers and assignments of property, real or personal, immovable or movable, powers of attorney, agreements, releases, receipts and discharges for the payment of money or other obligations, conveyances, transfers and assignments of securities and all paper writings.
In particular, without limiting the generality of the foregoing, any director or officer is authorized to sell, assign, transfer, exchange, convert or convey all securities owned by or registered in the name of the Corporation and to sign and execute (under the seal of the Corporation or otherwise) all assignments, transfers, conveyances, powers of attorney and other instruments that may be necessary for the purpose of selling, assigning, transferring, exchanging, converting or conveying any such securities.
The signature or signatures of any such officer or director of the Corporation and/or of any other officer or officers, person or persons appointed as aforesaid by resolution of the directors may, if specifically authorized by resolution of the directors, be printed, engraved, lithographed or otherwise mechanically reproduced upon all contracts, documents or instruments in writing or bonds, debentures or other securities of the Corporation executed or issued by or on behalf of the Corporation and all contracts, documents or instruments in writing or securities of the Corporation on which the signature or signatures of any of the foregoing officers, directors or persons shall be so reproduced, by authorization by resolution of the directors, shall be deemed to have been manually signed by such officers, directors or persons whose signature or signatures is or are so reproduced and shall be as valid to all intents and purposes as if they had been signed manually and notwithstanding that the officers, directors or persons whose signature or signatures is or are so reproduced may have ceased to hold office at the date of the delivery or issue of such contracts, documents or instruments in writing or securities of the Corporation.
FINANCIAL YEAR
LXVI.
The financial year of the Corporation shall terminate on such day in each year as the board of directors may from time to time by resolution determine.

PASSED by the directors of the Corporation on January 31, 2001, and amended by the directors of the Corporation on August 1, 2007 ~~and~~, October 25, 2007 and September 3, 2023.